Filed Pursuant to Rule 424(b)(1)
Registration No. 333-225077

PROSPECTUS

17,808,000 Shares

COMMON STOCK

The selling stockholders identified in this prospectus are offering 17,808,000 shares of our common stock. We are not selling any shares of our common stock under this prospectus, and we will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “SAIL.” On May 23, 2018, the last sale price of our common stock as reported on the New York Stock Exchange was $23.30 per share.

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 15.

Immediately prior to this offering, Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P. and their affiliated entities own approximately 58% of our common stock. Immediately after the completion of this offering, such entities will own approximately 37% of our common stock (or 34% if the underwriters’ option to purchase additional shares is exercised in full). Accordingly, upon completion of this offering, we expect that we will cease to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange and we will, subject to certain transition periods permitted by New York Stock Exchange rules, no longer rely on exemptions from corporate governance requirements that are available to controlled companies.

PRICE $22.50 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$22.50	$0.836325	$21.663675
Total	$400,680,000.00	$14,893,275.60	$385,786,724.40

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option to purchase up to an additional 2,671,200 shares of our common stock at the public offering price less underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on May 29, 2018.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	CITIGROUP

JEFFERIES	RBC CAPITAL MARKETS

KEYBANC CAPITAL MARKETS	PIPER JAFFRAY	CANACCORD GENUITY	OPPENHEIMER & CO.	BTIG

May 23, 2018

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or make any representations other than the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we, the selling stockholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Unless the context otherwise requires, the terms “SailPoint,” the “Company,” “we,” “us” and “our” in this prospectus refer to SailPoint Technologies Holdings, Inc. and its consolidated subsidiaries. The term the “Thoma Bravo Funds” refers to Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P. and Thoma Bravo Executive Fund XI, L.P., and the term “Thoma Bravo” refers to Thoma Bravo, LLC, the management company and ultimate general partner of the Thoma Bravo Funds.

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

Our Vision

Our fundamental belief is that identity is power. Our mission is to enable enterprises to grow and innovate, securely and efficiently. To do so, we have created our open identity platform that empowers users and governs their access to applications and data across complex, hybrid IT environments.

Overview

SailPoint is a leading provider of enterprise identity governance solutions. Our team of visionary industry veterans launched SailPoint to empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used. We offer both on-premises software and cloud-based solutions, which provide organizations with the intelligence required to empower users and govern their access to applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

Organizations globally are investing in technologies such as cloud computing and mobility to improve employee productivity, business agility and competitiveness. Today, enterprise environments are more open and interconnected with their business partners, contractors, vendors and customers. Business users have driven a dramatic increase in the number of applications and data that organizations need to manage, much of which sits beyond the traditional network perimeter. Because of these trends, the attack surface is expanding while well-funded cyber attackers have significantly increased the frequency and sophistication of their attacks. As a result, IT professionals need to manage and secure increasingly complex hybrid IT environments within these extended enterprises.

Attackers frequently target the identity vector as it allows them to leverage user identities to gain access to high-value systems and data while concealing their activity and movements within an organization’s IT infrastructure. According to the Verizon 2017 Data Breach Investigations Report, 81% of hacking-related breaches involve the misuse of identity credentials, leveraging stolen and/or weak passwords. The consequences of a data breach can be extremely damaging, with organizations facing significant costs to remediate the breach and repair brand and reputational damage. In addition, governments and regulatory bodies have increased efforts to protect users and their data with a new wave of regulatory and compliance measures that are further burdening organizations and levying severe penalties for non-compliance. As a result of these trends, enterprises are struggling to efficiently manage and secure their digital identities.

We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations and their applications and data. We deliver a user-centric security platform that combines identity and data governance solutions to form a holistic view of the enterprise. In combination with our technology partners, we create identity awareness throughout our customers’ environments by providing valuable insights into, and incorporating information from, a broad range of enterprise software and security solutions. Our governance platform provides a system of record for digital identities across our customers’ IT environments while allowing them to remain agile and competitive. Our adaptable solutions integrate seamlessly into existing technology stacks, allowing organizations to maximize the value of their technology investments. Our professionals work closely with customers throughout the implementation lifecycle, from documentation to development to integration.

Our solutions address the complex needs of global enterprises and mid-market organizations. Our go-to-market strategy consists of both direct sales and indirect sales through resellers, such as Optiv, and system integrators, including Accenture, Deloitte, KPMG and PwC. As of March 31, 2018, more than 980 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe.

Our leadership in identity governance has been recognized by independent research firms. Gartner, Inc. (“Gartner”) has named us a leader in their Magic Quadrant for Identity Governance and Administration for the sixth consecutive time.1 Also, SailPoint has been named a leader in Forrester’s Identity Management and Governance report and a leader in KuppingerCole’s Identity as a Service Leadership Compass.

Our revenue grew at a compound annual growth rate of 36% from the year ended December 31, 2012 to the year ended December 31, 2017. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our revenue was $95.4 million, $132.4 million, $186.1 million, $35.5 million and $49.7 million, respectively. During such periods, purchase accounting adjustments reduced our revenue by $5.6 million, $1.4 million, $0.1 million, $55 thousand and $13 thousand, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net loss was $10.8 million, $3.2 million, $7.6 million, $2.3 million and $6.0 million, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net cash provided by operations was $3.6 million, $6.5 million, $21.9 million, $6.9 million and $15.3 million, respectively.

[1]	Gartner, Inc., “Magic Quadrant for Identity Governance and Administration,” dated February 21, 2018. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Industry Background

Enterprises Are Adopting New Technologies, Resulting in Complex IT Environments

Modern Organizations Have Hybrid IT Environments. Organizations have invested trillions of dollars over the last several decades in building large, complex IT environments to automate business processes, improve efficiency and gain a competitive advantage. Historically, the vast majority of this spend was for technologies deployed on-premises. While organizations are shifting a portion of their IT budgets to invest in technologies such as cloud computing, the majority of IT investment remains on-premises. Consequently, organizations continue to operate highly complex hybrid IT environments, and will do so for many years to come.

The Extended Enterprise Increases Risk. Enterprises increasingly allow business partners and customers to access their IT environments. While providing this access is critical in today’s competitive and highly-connected world, it significantly increases the number of digital identities that enterprises need to manage and exposes enterprises to new risks.

Unstructured Data Is Exploding within Enterprises. Enterprises are increasingly digitizing business activities to improve and transform their operations, leading to unprecedented growth in data volumes. According to IDC estimates, over 13 times as much data was created in 2016 as compared to 2010. A byproduct of enterprise digitization is the massive growth and sprawl of unstructured data, such as text documents, emails and other user-generated content, which is often highly sensitive or critical. Comprehensively securing access to all enterprise data is becoming increasingly difficult.

Advances in Robotic Process Automation (“RPA”) Software and Internet of Things (“IoT”) Further Increase Complexity and Present Unknown Risks. A digital identity no longer correlates only to a human user. The notion of what an identity encapsulates has expanded to include a range of intelligent software, like RPA which can mimic the activity of a human operator, and connected devices. RPA software and IoT devices represent billions of new identities for organizations to potentially secure, govern and manage.

Security Threats Are Raising the Stakes for Organizations Everywhere

Cyber Criminals Are Launching Highly Sophisticated, Stealthy and Targeted Attacks on an Unprecedented Scale. Advanced attacks are multi-staged, unfolding over time and utilize a range of attack vectors with military-grade cyber weapons and proven techniques such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. According to a study by Risk Based Security, in 2017, nearly 7.9 billion data records were lost or stolen. Breaches occur daily and there is significant financial and brand value destruction associated with attacks.

Attacks Are Increasingly Focused on the Identity Vector. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber attacks that exploited the identity vector, including Advocate Health Care, Home Depot, Société Générale, Target, the U.S. Office of Personnel Management and Yahoo!, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities.

Organizations Face Growing Regulatory and Compliance Requirements

Regulatory Pressures Are Increasing. New and evolving regulations and compliance standards for cyber security, data protection, privacy and internal IT controls are often created in response to the tide of cyber attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation, such as the European Union’s General Data Protection Regulation (“GDPR”), with stricter enforcement and higher penalties.

Complying with Regulations Is Difficult and Costly. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level.

Legacy Identity Solutions Are Struggling to Meet Evolving Enterprise Requirements

Most legacy identity solutions were initially developed 15 to 20 years ago, when the IT environment was significantly different and operational, security and compliance challenges were far less demanding. These identity management solutions have struggled to meet evolving enterprise requirements in today’s complex, hybrid IT environment given their inherent limitations. These legacy identity solutions are:

•	Cumbersome and expensive to deploy, manage and evolve;

•	Not designed for business users;

•	Closed, proprietary architectures;

•	Not designed for cloud and mobile environments; and

•	Difficult to manage user access to unstructured data.

While some legacy identity management vendors have attempted to evolve their solutions to address today’s challenges, we believe their legacy architectures have limited their ability to effectively meet enterprise requirements. These shortcomings have increasingly led customers to replace their legacy solutions.

Access Management and Identity Governance Are Distinct Categories

In recent years, in response to the adoption of cloud computing and mobility, many access management solutions have been developed to provide convenient access to cloud applications and data. These products enforce real-time access, offering functionality such as single sign-on, multi-factor authentication and mobile access, emphasizing user convenience rather than organizational control or improved security. Organizations seeking to govern their complex IT environments effectively and efficiently need to invest in a robust identity governance platform to properly manage and secure user access to applications and data throughout the enterprise.

Our Opportunity

We believe our platform addresses a significant capability gap in today’s complex and hybrid world. Our open identity platform provides a solution that is able to accommodate customers as they grow, expand and respond to security, regulatory and competitive challenges. As organizational complexity continues to increase, our solutions will become increasingly essential to govern users and their access to applications and data.

Our Solution

We were founded by identity industry veterans to develop a new category of identity management solutions, address emerging identity governance challenges and drive innovation in the identity market. In 2007, we pioneered identity governance through our release of IdentityIQ, our on-premises identity governance solution. In 2010, we revolutionized provisioning by integrating it with governance into a single solution. In 2013, we introduced the first cloud-based identity governance solution. In 2015, we extended identity governance by adding our identity governance for data stored in files solution to manage unstructured data, a rapidly growing area of risk. In 2017, we further extended identity governance with the introduction, on a limited release basis, of our advanced identity analytics solution, which is designed to enable rapid detection of security threats.

Our platform offers a comprehensive approach to identity governance by delivering compliance controls, user lifecycle management, password management and data access governance for users, applications and data across cloud and on-premises environments. We have built an open platform that is highly flexible and scalable, addresses the challenges of the hybrid enterprise and is adaptable to changing IT, security and compliance requirements.

Key benefits of our open identity platform include:

•	Comprehensive and scalable identity governance for all applications and data. Our governance-based approach manages the full lifecycle of user access to applications and data across the hybrid IT environment, ensuring organizations have full control and visibility over who currently has access to which resources, who should have access to those resources, and how that access is being used.

•	Flexible deployment model. We offer on-premises and cloud-based identity governance solutions to serve customers that may have different resources, expertise, budgets and use cases. Both our on-premises and cloud-based solutions address the needs of hybrid environments by supporting on-premises as well as cloud applications and data. Our customers benefit from the flexibility to adopt the solution that best fits their unique needs.

•	Open architecture that powers an identity-aware ecosystem. We have designed our platform with an open architecture to power an identity-aware ecosystem. Our open architecture enables our platform to bi-directionally share data with many common security and IT operations products. Our platform includes a comprehensive set of application program interfaces (“APIs”), plugins and software development kits (“SDKs”) to ensure seamless connectivity to on-premises and cloud apps, structured and unstructured data and third-party integrations.

•	Lower total cost of ownership. Our solutions, which provide self-service capabilities, such as password resets and access requests, deliver measurable cost savings by improving the productivity of end users. In addition, our solutions increase the productivity of business managers by reducing time spent setting up and re-certifying access permissions, and improve the efficiency of IT staff by minimizing the volume of help desk calls related to automatable processes.

•	Helping customers address key identity-related challenges. Our open identity platform enables our customers to address key operational, security and compliance challenges, including (i) empowering users and enabling enterprise visibility; (ii) preventing or mitigating impact of data breaches; and (iii) addressing regulatory and compliance requirements.

Our Growth Strategy

•

Drive new customer growth within existing geographic markets. We primarily focus on large enterprises, which we define as companies with more than 7,500 employees, and mid-market enterprises, which we define as companies with between 1,000 and 7,500 employees. We believe that our addressable market consists of over 80,000 companies having at least 1,000 employees each, with more than 450 million employees in the aggregate, based on data from S&P Global Market Intelligence. Furthermore, we believe that the number of relevant identities is significantly greater than the number of employees given the contractors and business partners in their extended enterprises. Of the 80,000 companies, we believe that approximately 65,000 are located in countries where we have customers today, and as a result, we believe that we have penetrated less than 2% of potential customers in our existing markets. We plan to expand our customer base in these countries by continuing to grow our sales organization, expand and leverage our channel partnerships and enhance our marketing efforts.

•	Continue to expand our global presence. We believe there is a significant opportunity to grow our business internationally. Enterprises around the world are facing similar operational, security and compliance challenges, driving the need for identity governance. In 2017, we generated only 28% of our revenue outside of the United States.

•	Further penetrate our existing customer base. Our customer base of more than 980, as of March 31, 2018, provides a significant opportunity to drive incremental sales. Our customers have the flexibility to start with a single use case or project and expand over time. As they realize the value of their investment, new use cases and deployments are identified, allowing us to sell more products to existing customers and to expand the number of identities we cover within their organizations.

•	Expand marketing and product investment across new and existing vertical markets. We believe there is significant opportunity to further penetrate our target vertical markets by providing vertical-specific identity solutions and focusing our marketing efforts to address the use cases of those customers.

•	Leverage and expand our network of partners. Our partnerships with global system integrators and resellers have helped us extend our reach and serve our customers more effectively. We see a significant opportunity to offer comprehensive solutions to customers by collaborating with adjacent technology vendors. For example, we collaborate with leading access management vendors (e.g., Microsoft, Okta and VMware) by adding our identity governance capabilities to their access management services. We intend to continue to invest in our partnership network as their influence on our sales is vital to the success of our business.

•	Continue to invest in our platform. Innovation is a core part of our culture. We believe we have established a reputation as a technology leader and innovator in identity governance. In 2017, on a limited release basis, we introduced IdentityAI, an innovative identity analytics solution that provides customers with the real-time visibility they need to understand the risk associated with user access and detect anomalous behavior.

Risks Related to Our Business and Investment in Our Common Stock

Investing in our common stock involves risk. Before investing in our common stock, you should carefully consider all the information in this prospectus. In particular, please read the section titled “Risk Factors,” which describes certain known risks and uncertainties that may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment. These risks and uncertainties include, but are not limited to, the following:

•	We have a history of losses, and as our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

•	Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their arrangements with us, or if we are unable to expand sales to our existing customers or develop new solutions that achieve market acceptance.

•	If we are unable to maintain successful relationships with our channel partners, our ability to market, sell and distribute our solutions will be limited and our business, financial condition and operating results could be adversely affected.

•	Our quarterly results fluctuate significantly and may not fully reflect the underlying performance of our business.

•	Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense.

•	We recognize some of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

•	We face intense competition in our market, especially from larger, well established companies, and we may lack sufficient financial and other resources to maintain and improve our competitive position.

•	We anticipate that our operations will continue to increase in complexity as we grow, which will add additional challenges to the management of our business in the future.

•	Interruptions with the delivery of our software-as-a-service (“SaaS”) solutions, or third-party cloud-based systems that we use in our operations, may adversely affect our business, operating results and financial condition.

•	Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.

•	Thoma Bravo, through the ownership of our common stock by the Thoma Bravo Funds, has significant influence over matters requiring stockholder approval, which could delay or prevent a change of control.

•	Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Our Equity Sponsor

We have a valuable relationship with our equity sponsor, Thoma Bravo, who has made significant equity investments in us. In August 2014, Thoma Bravo formed SailPoint Technologies Holdings, Inc., a Delaware corporation, in preparation for the purchase of SailPoint Technologies, Inc, a Delaware corporation that was formed in July 2004. On September 8, 2014, SailPoint Technologies Holdings, Inc. acquired all of the capital stock of SailPoint Technologies, Inc. We refer to this transaction as the “Acquisition.”

Thoma Bravo is a leading private equity investment firm, with a history of more than 30 years of providing equity and strategic support to experienced management teams and growing companies. Thoma Bravo targets control investments in companies with strong business franchises led by experienced executives who aspire to achieve industry leadership. The firm works in close partnership with a company’s management team to implement operating best practices, invest in growth initiatives and make accretive acquisitions to rapidly improve revenue and earnings and increase equity value. Thoma Bravo has invested in many fragmented, consolidating industry sectors but is known particularly for investments in application software, infrastructure software, cyber security software and technology-enabled services sectors. Thoma Bravo currently manages a series of private equity funds representing more than $17.0 billion of equity commitments.

Immediately prior to this offering, the Thoma Bravo Funds own approximately 58% of our common stock and are therefore able to control all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. Immediately after the completion of this offering, the Thoma Bravo Funds will own approximately 37% of our common stock (or 34% if the underwriters’ option to purchase additional shares is exercised in full). Thoma Bravo’s interests may not coincide with the interests of our other stockholders. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Thoma Bravo has significant influence over matters requiring stockholder approval, which could delay or prevent a change of control.” Additionally, Thoma Bravo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. See “Risk factors—Risks Related to This Offering and Ownership of Our Common Stock—Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests” and “Description of Capital Stock—Anti-Takeover Provisions in Our Charter and Bylaws—Corporate Opportunity.”

Corporate Information

Our principal executive offices are located at 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726, and our telephone number at that address is (512) 346-2000. Our website address is www.sailpoint.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

The SailPoint design logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of SailPoint Technologies, Inc., our wholly-owned subsidiary. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), that we provide certain disclosures regarding executive compensation, and that we hold nonbinding stockholder advisory votes on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then most recently completed second fiscal quarter); (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2022, which is the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

See the section titled “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by the selling stockholders	17,808,000 shares

Underwriters’ option to purchase additional shares offered by the selling stockholders	2,671,200 shares

Common stock to be outstanding after this offering(1)	87,201,627 shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

Loss of controlled company status	Upon completion of this offering, it is expected that the Thoma Bravo Funds will cease to own a majority of our common stock. Accordingly, upon completion of this offering, we expect that we will cease to be a controlled company within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”), and we will, subject to certain transition periods permitted by NYSE rules, no longer rely on exemptions from corporate governance requirements that are available to controlled companies.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE symbol	SAIL

(1)	The number of shares of our common stock that will be outstanding after this offering is based on 87,201,627 shares of our common stock outstanding as of May 10, 2018, which includes 1,081,038 shares of outstanding unvested restricted stock and excludes (a) 4,725,749 shares of our common stock potentially issuable pursuant to awards that have been made under the 2017 Long Term Incentive Plan, the Amended and Restated 2015 Stock Option and Grant Plan or the 2015 Stock Incentive Plan, (b) 7,292,173 shares of common stock available for future equity awards under the 2017 Long Term Incentive Plan, the Amended and Restated 2015 Stock Option and Grant Plan or the 2015 Stock Incentive Plan, and (c) 1,771,375 shares available for issuance under the Employee Stock Purchase Plan, in each case, as of May 10, 2018.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of outstanding options after May 10, 2018; and

•	no exercise by the underwriters of their option to purchase up to an additional 2,671,200 shares of our common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018.

The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Licenses	$44,124	$54,395	$79,209	$12,236	$16,987
Subscription	29,930	49,364	71,007	14,952	23,005
Services and other	21,302	28,653	35,840	8,278	9,722

Total revenue	95,356	132,412	186,056	35,466	49,714
Cost of revenue:
Licenses	4,293	4,278	4,561	1,087	1,138
Subscription(1)	9,815	13,051	16,406	3,575	4,658
Services and other(1)	15,151	19,709	23,623	5,473	6,974

Total cost of revenue	29,259	37,038	44,590	10,135	12,770

Gross profit	66,097	95,374	141,466	25,331	36,944
Operating expenses:
Research and development(1)	19,965	24,358	33,331	6,927	9,762
General and administrative(1)	7,474	9,680	17,678	3,032	7,657
Sales and marketing(1)	46,831	58,607	80,514	15,173	23,815

Total operating expenses	74,270	92,645	131,523	25,132	41,234

(Loss) income from operations	(8,173)	2,729	9,943	199	(4,290)
Other expense, net:
Interest expense, net	(3,883)	(7,277)	(14,783)	(2,657)	(1,178)
Other, net	(1,365)	(610)	(459)	(64)	(147)

Total other expense, net	(5,248)	(7,887)	(15,242)	(2,721)	(1,325)

Loss before income taxes	(13,421)	(5,158)	(5,299)	(2,522)	(5,615)
Income tax benefit (expense)	2,614	1,985	(2,293)	239	(352)

Net loss	$(10,807)	$(3,173)	$(7,592)	$(2,283)	$(5,967)

Net loss available to common shareholders(2)	$(32,404)	$(26,791)	$(28,721)	$(8,453)	$(5,967)

Net loss per common share(3):
Basic and diluted	$(0.74)	$(0.58)	$(0.55)	$(0.18)	$(0.07)

Weighted-average common shares outstanding(3):
Basic and diluted	43,929,159	45,933,218	52,339,804	47,208,477	85,719,240

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Cost of revenue—subscription	$12	$34	$133	$9	$121
Cost of revenue—services and other	20	63	458	18	375
Research and development	62	118	658	30	641
General and administrative	28	96	2,062	30	2,340
Sales and marketing	124	257	1,203	71	1,662

Total stock-based compensation	$246	$568	$4,514	$158	5,139

(2)	Net loss available to common shareholders is calculated by subtracting the accretion of undeclared and unpaid dividends on redeemable convertible preferred stock from net loss.
(3)	See Note 15 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to compute the net loss per common share and the weighted-average number of common shares outstanding used in computing net loss per common share.

As of March 31, 2018
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$130,859
Working capital, excluding deferred revenue(1)	$180,274
Total assets	$500,928
Deferred revenue, current and non-current portion	$89,058
Long-term debt	$68,321
Total liabilities	$173,246
Total stockholders’ equity	$327,682

(1)	We define working capital as current assets less current liabilities, excluding deferred revenue.

Key Metrics

In addition to our financial results, we monitor the following metrics to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Number of customers (as of end of period)	520	695	933	725	984
Subscription revenue as a percentage of total revenue	32%	37%	38%	42%	46%
Adjusted EBITDA (in thousands)	$7,464	$15,135	$25,501	$3,152	$3,342

•	Number of Customers. We believe that the size of our customer base is an indicator of our market penetration and that our net customer additions are an indicator of the growth of our business and our future revenue opportunity. We define a customer as a distinct entity, division or business unit of an organization that receives support or has the right to use our cloud-based solutions as of the specified measurement date.

•	Subscription Revenue as a Percentage of Total Revenue. Subscription revenue is a portion of our total revenue and is derived from (i) IdentityNow, our cloud-based solution where customers enter into SaaS subscription agreements with us, and (ii) IdentityIQ and SecurityIQ maintenance and support agreements, but not licenses. As we generally sell our solutions on a per-identity basis, our subscription revenue for any customer is primarily determined by the number of identities that the customer is entitled to govern as a part of a SaaS subscription, and the ongoing price paid per-identity under a maintenance and support agreement or SaaS subscription. Thus, we consider our subscription revenue to be the recurring portion of our revenue base and believe that its continued growth as a percentage of total revenue will lead to a more predictable revenue model and increase our visibility to future period total revenues. Because we recognize our subscription revenue ratably over the duration of those agreements, a portion of the revenue we recognize each period is derived from agreements we entered into in prior periods. In contrast, we typically recognize license revenue upon entering into the applicable license, the timing of which is less predictable and may cause significant fluctuations in our quarterly financial results.

•	Adjusted EBITDA. We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA. See the section titled “Non-GAAP Financial Measures” for more information regarding adjusted EBITDA, including the limitations of using adjusted EBITDA as a financial measure, and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks could have an adverse effect on our business, operating results, financial condition and prospects, and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, operating results, financial condition and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

We have a history of losses, and we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred net losses in each year since our inception, including net losses of $10.8 million, $3.2 million and $7.6 million for the years ended December 31, 2015, 2016 and 2017, respectively. We expect our operating expenses to increase significantly as we continue to expand our sales and marketing efforts, continue to invest in research and development, and expand our operations in existing and new geographies and vertical markets. We also expect to continue to devote significant research and development resources to our on-premises solutions; if our customers and potential customers shift their IT infrastructures to the cloud faster than we anticipate, we may not realize our expected return from the costs we incur. In addition, we expect to incur significant additional legal, accounting and other expenses related to being a public company as compared to when we were a private company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent years. From the year ended December 31, 2012 to the year ended December 31, 2017, we grew our business at a revenue compound annual growth rate of over 36%, and our revenue grew from $95.4 million to $186.1 million from the year ended December 31, 2015 to the year ended December 31, 2017. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to:

•	our ability to attract new customers and retain and increase sales to existing customers;

•	our ability to, and the ability of our channel partners to, successfully deploy and implement our solutions, increase our existing customers’ use of our solutions and provide our customers with excellent customer support;

•	our ability to increase the number of our technology partners;

•	our ability to develop our existing solutions and introduce new solutions; and

•	our ability to hire substantial numbers of new sales and marketing, research and development and general and administrative personnel, and expand our global operations.

If we are unable to achieve any of these requirements, our revenue growth will be adversely affected.

Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their arrangements with us, or if we are unable to expand sales to our existing customers or develop new solutions that achieve market acceptance.

To continue to grow our business, it is important that we continue to acquire new customers to purchase and use our solutions. Our success in adding new customers depends on numerous factors, including our ability to (i) offer a compelling identity governance platform and solutions, (ii) execute our sales and marketing strategy, (iii) attract, effectively train and retain new sales, marketing, professional services and support personnel in the markets we pursue, (iv) develop or expand relationships with technology partners, systems integrators, resellers and other channel partners, (v) expand into new geographies and vertical markets, (vi) deploy our platform and solutions for new customers and (vii) provide quality customer support once deployed.

It is important to our continued growth that our customers renew their arrangements when existing contract terms expire. Our customers have no obligation to renew their maintenance, SaaS and/or term-license agreements, and our customers may decide not to renew these agreements with a similar contract period, at the same prices and terms or with the same or a greater number of identities. Although our customer retention rate has historically been strong, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our solutions, our customer support and professional services, our prices and pricing plans, the competitiveness of other software products and services, reductions in our customers’ spending levels, user adoption of our solutions, deployment success, utilization rates by our customers, new product releases and changes to our product offerings. If our customers do not renew their maintenance, SaaS and/or term-license agreements, or renew on less favorable terms, our business, financial condition and operating results may be adversely affected.

Our ability to increase revenue also depends in part on our ability to increase the number of identities governed with our solutions and sell more modules and solutions to our existing and new customers. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing and using our platform and the existing solutions they have implemented, their ability to integrate our solutions with existing technologies, and our pricing model.

If our new solutions do not achieve adequate acceptance in the market, our competitive position could be impaired, and our potential to generate new revenue or to retain existing revenue could be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new solutions, and our ability to introduce compelling new solutions that address the requirements of our customers in light of the dynamic identity governance market in which we operate.

If we are unable to successfully acquire new customers, retain our existing customers, expand sales to existing customers or introduce new solutions, our business, financial condition and operating results could be adversely affected.

If we are unable to maintain successful relationships with our channel partners, our ability to market, sell and distribute our solutions will be limited and our business, financial condition and operating results could be adversely affected.

We derive a significant portion of our revenue from sales influenced or made through our channel partner network and expect these sales to continue to grow for the foreseeable future. Our channel partners provide implementation and other services to our customers in exchange for fees paid by those customers. We may not achieve anticipated revenue growth from our channel partners if we are unable to retain our existing channel partners and expand their sales or add additional motivated channel partners.

Our arrangements with our channel partners are generally non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with our platform and solutions. If our channel partners do not effectively market and sell our solutions, choose to use greater efforts to market and sell our competitors’ products or services, or fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. Our channel partners may cease marketing our products with limited or no notice and with little or no penalty. In addition, certain of our channel partners are subject to independence requirements that may prevent them from providing services to us or cooperating with us in our go-to-market efforts if they also provide services for affiliates of our affiliates. One of our affiliates, Thoma Bravo, the ultimate general partner of the Thoma Bravo Funds, is a leading private equity investment firm that holds control investments in over 20 businesses, some of which engage certain of our channel partners to provide services, and it intends to continue making control investments in the future. If one or more of our channel partners determines that it is unable to both provide services to us or cooperate with us in our go-to-market efforts and also provide services to affiliates of Thoma Bravo, those channel partners may cease marketing our products or otherwise cease providing services to us or cooperating with us in our go-to-market efforts.

We also collaborate with adjacent technology vendors to offer comprehensive solutions to our customers. If we do not effectively collaborate with them, or if they elect to terminate their relationship with us or develop and market solutions that compete with our solutions, our growth may be adversely affected.

Our ability to generate revenue in the future will depend in part on our success in maintaining effective working relationships with our channel partners, in expanding our indirect sales channel, in training our channel partners to independently sell and/or deploy our solutions and in continuing to integrate our solutions with the products and services offered by our technology partners. If we are unable to maintain our relationships with these channel partners, our business, financial condition and operating results could be adversely affected.

Our quarterly results fluctuate significantly and may not fully reflect the underlying performance of our business.

We believe our quarterly revenue and operating results may vary significantly in the future. As a result, you should not rely on the results of any one quarter as an indication of future performance and period-to-period comparisons of our revenue and operating results may not be meaningful and, as a result, may not fully reflect the underlying performance of our business.

Our quarterly operating results may fluctuate as a result of a variety of factors, including, but not limited to, those listed below, many of which are outside of our control:

•	the loss or deterioration of our channel partner and other relationships influencing our sales execution;

•	the mix of revenue and associated costs attributable to licenses, subscription and professional services, which may impact our gross margins and operating income;

•	the mix of revenue attributable to larger transactions as opposed to smaller transactions and the associated volatility and timing of our transactions;

•	the growth in the market for our products;

•	our ability to attract new customers and retain and increase sales to existing customers;

•	changes in customers’ budgets and in the timing of their purchasing decisions, including seasonal buying patterns for IT spending;

•	the timing and success of new product introductions by our competitors and by us;

•	changes in our pricing policies or those of our competitors;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform;

•	changes in the legislative or regulatory environment;

•	foreign exchange gains and losses related to expenses and sales denominated in currencies other than the U.S. dollar or the function currencies of our subsidiaries;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	our ability to control costs, including our operating expenses;

•	the collectability of receivables from customers and channel partners, which may be hindered or delayed if these customers or channel partners experience financial distress;

•	economic conditions specifically affecting industries in which our customers participate;

•	natural disasters or other catastrophic events; and

•	litigation-related costs, settlements or adverse litigation judgments.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our platform before a sale. We and our channel partners are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our platform and solutions. Customers often view the purchase of our solutions as a strategic decision and significant investment and, as a result, frequently require considerable time to evaluate, test and qualify our platform and solutions prior to purchasing our solutions. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the discretionary nature of purchasing and budget cycles and decisions;

•	lengthy purchasing approval processes;

•	the evaluation of competing products during the purchasing process;

•	time, complexity and expense involved in replacing existing solutions;

•	announcements or planned introductions of new products, features or functionality by our competitors or of new solutions or modules by us; and

•	evolving functionality demands.

If our efforts in pursuing sales and customers are unsuccessful, or if our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, operating results and financial condition.

We recognize some of our revenue ratably over the term of our agreements with customers, and as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize revenue from our IdentityNow subscription offering ratably over the terms of our agreements with customers, which generally occurs over a three-year period. As a result, a portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our revenue results for that period. This decline, however, will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods. Our model also makes it difficult for us to rapidly increase our subscription revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

We also intend to increase our investment in research and development, sales and marketing, and general and administrative functions and other areas to grow our subscription-related business. These subscription-related costs are generally expensed as incurred (with the exception of sales commissions), as compared to the corresponding revenue, substantially all of which is recognized ratably in future periods. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may develop more slowly, or may be lower, than we expect, which could adversely affect our operating results.

We face intense competition in our market, especially from larger, well established companies, and we may lack sufficient financial and other resources to maintain and improve our competitive position.

The market for identity and data governance solutions is intensely competitive and is characterized by constant change and innovation. We face competition from both traditional, larger software vendors offering enterprise-wide software frameworks and services and smaller companies offering point solutions for specific identity and data governance issues. We also compete with IT equipment vendors and systems management solution providers whose products and services address identity and data governance requirements. Our principal competitors vary depending on the product we offer and include CA Technologies, IBM, Oracle and Varonis and several smaller vendors. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	more comprehensive and varied products and services;

•	broader product offerings and market focus;

•	greater resources to develop technologies or make acquisitions;

•	more expansive intellectual property portfolios;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer support resources; and

•	substantially greater financial, technical and other resources.

Given their larger size, greater resources and existing customer relationships, our competitors may be able to compete and respond more effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Our competitors may also seek to extend or supplement their existing offerings to provide identity and data governance solutions that more closely compete with our offerings. Potential customers may also prefer to purchase, or incrementally add solutions, from their existing suppliers rather than a new or additional supplier regardless of product performance or features.

In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. Some of our competitors have made acquisitions or entered into strategic relationships to offer a more comprehensive product than they individually had offered. Companies and alliances resulting from these possible consolidations and partnerships may create more compelling product offerings and be able to offer more attractive pricing, making it more difficult for us to compete effectively. In addition, continued industry consolidation may adversely impact customers’ perceptions of the viability of small and medium-sized technology companies and consequently their willingness to purchase from those companies.

New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products, and our business could be materially and adversely affected if such technologies or products are widely adopted. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could adversely affect our business, financial condition and operating results.

We anticipate that our operations will continue to increase in complexity as we grow, which will add additional challenges to the management of our business in the future.

Our business has experienced significant growth and is becoming increasingly complex. We increased the number of our employees from 514 at December 31, 2015 to 835 at March 31, 2018. We have also experienced growth in the number of customers of our solutions from 520 at December 31, 2015 to 984 at March 31, 2018. At March 31, 2018, we had personnel in 23 countries, and we expect to expand into additional countries in the future. We expect this growth to continue and for our operations to become increasingly complex. To effectively manage this growth, we have made and continue to make substantial investments to improve our operational, financial and management controls as well as our reporting systems and procedures. Our success will depend in part on our ability to manage this complexity effectively without undermining our corporate culture, which we believe has been central to our success. If we are unable to manage this complexity, our business, operations, operating results and financial condition may suffer.

As our customer base continues to grow, we will need to expand our professional services and other personnel, and maintain and enhance our existing partner network, to provide a high level of customer service. We also will need to effectively manage our direct and indirect sales processes as the number and type of our sales personnel and partner network continues to grow and become more complex and as we continue to expand into new geographies and vertical markets. This complexity is further driven by the various ways in which we sell our solutions, including on a per identity and per module basis through perpetual licenses and SaaS. If we do not effectively manage the increasing complexity of our business and operations, the quality of our solutions and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability, and our channel partners’ ability, to attract new customers, retain existing customers, expand our customers’ use of existing solutions and adoption of more of our solutions and continue to provide high levels of customer service, all of which would adversely affect our reputation, overall business, operations, operating results and financial condition.

Interruptions with the delivery of our SaaS solutions, or third-party cloud-based systems that we use in our operations, may adversely affect our business, operating results and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our platform and solutions, particularly our cloud-based deployments, at any time and within an acceptable amount of time. In addition, our ability to access certain third-party SaaS solutions is important to our operations and the delivery of our customer support and professional services, including our online training for customers, professional services partners and channel partners. We have experienced, and may in the future experience, service disruptions, outages and other performance problems both in the delivery of our SaaS solutions and in third-party SaaS solutions we use due to a variety of factors, including infrastructure changes, malicious actors, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the performance of our SaaS solutions as they become more complex. If our SaaS solutions are unavailable or if our customers are unable to access features of our SaaS solutions within a reasonable amount of time or at all, our business would be negatively affected. In addition, if any of the third-party SaaS solutions that we use were to experience a significant or prolonged outage or security breach, our business could be adversely affected.

We host our SaaS solutions using Amazon Web Services (“AWS”) data centers, a provider of cloud infrastructure services. All of our SaaS solutions reside on hardware owned or leased and operated by us in these locations. Our SaaS operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, cyber attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our SaaS platform. A prolonged AWS service disruption affecting our SaaS platform for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. In addition, AWS may terminate the agreement by providing 30 days’ prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our SaaS solutions for deployment on a different cloud infrastructure service provider, which may adversely affect our business, operating results and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our platform and solutions may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. In addition, as our customers’ technologies and business plans grow more complex, we expect them to face new and increasing challenges. Our customers require that our solution effectively identifies and responds to these challenges without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT infrastructures.

We may be unable to anticipate future market needs and opportunities or be able to develop enhancements to our platform or existing solutions or new solutions to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements to our platform and existing solutions and new solutions, those enhancements and new solutions may not achieve widespread market acceptance. Our enhancements or new solutions could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing platform or solutions enhancements or new solutions;

•	inability to interoperate effectively with existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects, errors or failures in our platform or solutions;

•	negative publicity about the performance or effectiveness of our platform or solutions;

•	introduction or anticipated introduction of competing products by our competitors;

•	installation, configuration or usage errors by our customers or partners; and

•	changing of regulatory requirements related to security.

If we were unable to enhance our platform or existing solutions or develop new solutions that keep pace with rapid technological and industry change, our business, operating results and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2015, our independent registered public accounting firm identified a material weakness related to insufficient documentation evidencing the revenue recognition decisions that we made when allocating revenue to specific customer agreements, which we remediated by December 31, 2016. In finalizing our financial statements for our initial public offering, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to our accounting for certain complex, non-routine transactions affecting our presentation of amortization expense related to acquisitions, equity transactions and related disclosure and earnings per share calculations. We are taking measures to remediate the material weakness, including establishing more robust accounting policies and procedures, reviews on the adoption of new accounting positions and financial statement disclosures, and selection and engagement of consultants to assist us in determining positions and evaluating new accounting policies. We have not yet remediated this material weakness as of March 31, 2018, and we cannot assure you that these measures and any further measures that we implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses.

Our internal resources and personnel may in the future be insufficient to avoid accounting errors, and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the Securities and Exchange Commission (the “SEC”). Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. As a public company, we are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose, but we are not required to provide an annual management report on the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and operating results and could cause a decline in the price of our common stock.

Forecasting our estimated annual effective tax rate for financial accounting purposes is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate for financial accounting purposes are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits earned and losses incurred by us in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules and tax laws, the results of examinations by various tax authorities, and the impact of any acquisition, business combination or other reorganization or financing transaction. To forecast our tax rate, we estimate our pre-tax profits and losses by jurisdiction and forecast our tax expense by jurisdiction. If the mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimated, our actual tax rate could be materially different than forecasted, which could have a material impact on our results of business, financial condition and results of operations.

On December 22, 2017, U.S. federal tax reform was enacted with the signing of the Tax Cuts and Jobs Act (the “TCJA”). Notable provisions of the TCJA include significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses (“NOLs”) to 80% of current year taxable income and elimination of NOL carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period issued. As additional regulatory guidance is issued by the applicable taxing authorities, as accounting treatment is clarified, as we perform additional analysis on the application of the law, and as we refine estimates in calculating the effect, our final analysis, which will be recorded in the period completed, may be different from our current provisional amounts, which could materially affect our tax obligations and effective tax rate.

If we are not able to maintain and enhance our brand or reputation as an industry leader and innovator, our business and operating results may be adversely affected.

We believe that maintaining and enhancing our reputation as a leader and innovator in the market for identity and data governance solutions is critical to our relationship with our existing customers and commercial relationships and our ability to attract new customers and commercial relationships. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality features and solutions for our platform and our ability to successfully differentiate our platform and solutions from competitive products and services. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our platform and solutions, as well as products and services of our competitors, and perception of our platform and solutions in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of our competitors’ products and services, our reputation may be adversely affected. Additionally, the performance of our channel partners may affect our brand and reputation if customers do not have a positive experience with our solutions as implemented by our channel partners or with the implementation generally. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and vertical markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and reputation, our business and operating results may be adversely affected.

Real or perceived errors, failures or disruptions in our platform and solutions could adversely affect our customers’ satisfaction with our solutions and/or our industry reputation and business could be harmed.

Our platform and solutions are very complex and have contained and may contain undetected defects or errors, especially when solutions are first introduced or enhanced. Our platform and solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which our products are deployed. If our platform and solutions are not implemented or used correctly or as intended, inadequate performance and disruption in service may result. In addition, deployment of our platform and solutions into complicated, large-scale computing environments may expose errors, failures or vulnerabilities in our products. Any such errors, failures, or vulnerabilities may not be found until after they are deployed to our customers. We have experienced from time to time errors, failures and bugs in our platform that have resulted in customer downtime. While we were able to remedy these situations, we cannot assure you that we will be able to mitigate future errors, failures or bugs in a quick or cost-effective manner.

If we or our channel partners or one or more customers were to suffer a highly publicized breach, even if our platform and solutions perform effectively, such a breach could cause us to suffer reputational harm, lose existing commercial relationships and customers or deter them from purchasing additional solutions and prevent new customers from purchasing our solutions.

Since our customers use our platform and solutions for important aspects of their business, any real or perceived errors, failures or vulnerabilities in our products, or disruptions in service or other performance problems, could hurt our reputation and may damage our customers’ businesses. Furthermore, defects, errors or failures in our platform or solutions may require us to implement design changes or software updates. Any defects or errors in our platform or solutions, or the perception of such defects or errors, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new solutions or services;

•	negative publicity, which will harm our reputation;

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation; and

•	harm to our operating results.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in our standard terms and conditions of sale, they may not fully or effectively protect us from claims by customers, commercial relationships or other third parties. Any insurance coverage we may have may not adequately cover all claims asserted against us or cover only a portion of such claims. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

If our platform and solutions do not effectively interoperate with our customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our success depends on the interoperability of our platform and solutions with third-party operating systems, applications, data and devices that we have not developed and do not control. Any changes in such operating systems, applications, data or devices that degrade the functionality of our platform or solutions or give preferential treatment to competitive software could adversely affect the adoption and usage of our platform. We may not be successful in adapting our platform or solutions to operate effectively with these applications, data or devices. If it is difficult for our customers to access and use our platform or solutions, or if our platform or solutions cannot connect a broadening range of applications, data and devices, then our customer growth and retention may be harmed, and our business and operating results could be adversely affected.

Our success depends on the experience and expertise of our senior management team and key employees. If we are unable to hire, retain, train and motivate our personnel, our business, operating results and prospects may be harmed.

Our success has depended, and continues to depend, on the efforts and talents of our senior management team and key employees, including our engineers, product managers, sales and marketing personnel and professional services personnel. Our future success will also depend upon our continued ability to identify, hire and retain additional skilled and highly qualified personnel, which will require significant time, expense and attention.

Our officers and key employees are employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of one or more members of our senior management team, particularly if closely grouped, could adversely affect our ability to execute our business plan and thus, our business, operating results and prospects. We do not maintain key man insurance on any of our officers or key employees, and we may not be able to find adequate replacements. If we fail to identify, recruit and integrate strategic hires, our business, operating results and financial condition could be adversely affected.

We have from time to time experienced, and we expect to continue to experience, difficulty in hiring, and may in the future have difficulty retaining, employees with appropriate qualifications, and many of the companies with which we compete for experienced personnel have greater resources than we have. In addition to hiring new employees, we must continue to focus on training, motivating and retaining our best employees, substantially all of whom are at-will employees, which means they may terminate their employment relationship with us at any time. Many of our employees may be able to receive significant proceeds from sales of our common stock in the public markets, which may reduce their motivation to continue to work for us. Conversely, employees may be more likely to leave us if the exercise prices of the stock options that they hold are significantly above the market price of our common stock. Competition for highly skilled personnel is intense, and we may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments.

Competition for well-qualified employees in all aspects of our business, including sales personnel, professional services personnel and software engineers, is intense. Our primary recruiting competition are well-known, high-paying firms. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could adversely affect our business.

We believe that our culture has been and will continue to be a key contributor to our success. From January 1, 2016 to March 31, 2018, we have increased the size of our workforce by 232 employees domestically and 90 employees internationally, and we expect to continue to hire aggressively as we expand. In addition, we plan to continue to expand our international operations, which may affect our culture as we seek to find, hire and integrate additional international employees while maintaining our corporate culture. If we do not continue to maintain our corporate culture as we grow, we may be unable to continue to foster the innovation, integrity, and collaboration we believe we need to support our growth. Our substantial anticipated headcount growth, international expansion and our transition from a private company to a public company may result in a change to our corporate culture, which could adversely affect our business.

Because our long-term success depends, in part, on our ability to expand the sales and marketing of our platform and solutions to customers located outside of the United States, and we perform a significant portion of our development outside of the United States, our business will be susceptible to risks associated with international operations.

As of March 31, 2018, we had sales and marketing and product development personnel outside the United States in Australia, Brazil, Canada, Denmark, France, Germany, Hong Kong, India, Israel, Italy, the Netherlands, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, the United Arab Emirates and the United Kingdom, and we intend to expand our international sales and marketing operations.

Conducting international operations subjects us to risks that we do not generally face in the United States. These risks include:

•	encountering existing and new competitors with stronger brand recognition in the new markets;

•	challenges developing, marketing, selling and implementing our platform and solutions caused by language, cultural and ethical differences and the competitive environment;

•	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	political instability, war, armed conflict or terrorist activities;

•	currency fluctuations;

•	the risks of currency hedging activities to limit the impact of exchange rate fluctuations, should we engage in such activities in the future;

•	difficulties in managing systems integrators and technology providers;

•	laws imposing heightened restrictions on data usage and increased penalties for failure to comply with applicable laws, particularly in the European Union (“EU”);

•	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

•	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	management communication and integration problems resulting from cultural differences and geographic dispersion;

•	increased turnover of international personnel as compared to our domestic operations;

•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures, the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	the uncertainty and limitation of protection for intellectual property rights in some countries;

•	increased financial accounting and reporting burdens and complexities; and

•	lack of familiarity with local laws, customs and practices, and laws and business practices favoring local competitors or commercial parties.

The occurrence of any one of these risks could harm our international business and, consequently, our operating results. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or net income.

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. Any significant weakening of the economy in the United States or Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity, decreased government spending, economic uncertainty and other difficulties may affect one or more of the sectors or countries in which we sell our solutions. Global economic and political uncertainty may cause some of our customers or potential customers to curtail spending generally or IT and identity and data governance spending specifically and may ultimately result in new regulatory and cost challenges to our international operations. In addition, a strong dollar could reduce demand for our products in countries with relatively weaker currencies. These adverse conditions could result in reductions in sales of our solutions, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events could have an adverse effect on our business, operating results and financial position.

Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates or at all.

Growth forecasts included in this prospectus relating to our market opportunity and the expected growth in that market are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if this market meets our size estimate and experiences the forecasted growth, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and our financial results.

We typically bundle customer support with arrangements for our solutions. In deploying and using our platform and solutions, our customers typically require the assistance of our support teams to resolve complex technical and operational issues. We may be unable to modify the nature, scope and delivery of our customer support to compete with changes in product support services provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our operating results. We may also be unable to respond quickly enough to accommodate short-term increases in customer demand for support. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, and our ability to sell our solutions to existing and new customers.

If we fail to meet contractual commitments related to response time, service level commitments or quality of professional services, we could be obligated to provide credits for future service, or face contract termination, which could adversely affect our business, operating results and financial condition.

Depending on the products purchased, our customer agreements contain service level agreements, under which we guarantee specified availability of our platform and solutions. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our SaaS platform or solutions, we may be contractually obligated to provide affected customers with service credits or customers could elect to terminate and receive refunds for prepaid amounts. In addition, if the quality of our professional services do not meet contractual requirements, we may be required to re-perform the services at our expense or refund amounts paid for the services. Any failure to meet these contractual commitments could adversely affect our revenue, operating results and financial condition and any failure to meet service level commitments or extended service outages of our SaaS solutions could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have an adverse effect on our business.

We derive a portion of our revenue from sales of our solutions to federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts include:

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations; and

•	potential delays or changes in the government appropriations or other funding authorization processes.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions or otherwise have an adverse effect on our business, operating results and financial condition.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Our customers’ storage and use of data concerning, among others, their employees, contractors, customers and partners is essential to their use of our platform and solutions. We have implemented various features intended to enable our customers to better comply with applicable privacy and security requirements in their collection and use of data, but these features do not ensure their compliance and may not be effective against all potential privacy and data security concerns.

A wide variety of domestic and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, disposal and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect any personal data, could result in enforcement action against us, including fines, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could adversely affect our business, operating results, financial performance and prospects.

In jurisdictions outside of the United States, we may face data protection and privacy requirements that are more stringent than those in place in the United States. In the EU, for example, Directive 95/46/EC (the “Directive”)

has required EU member states to implement data protection laws to meet the strict privacy requirements of the Directive. Among other requirements, the Directive regulates transfers of personal data that is subject to the Directive (“Personal Data”) to third countries, such as the United States, that have not been found to provide adequate protection to such Personal Data. The safe harbor framework previously relied on to ensure compliance with the Directive is no longer deemed to be a valid method of compliance with requirements set forth in the Directive, and so we face uncertainty as to whether our efforts to comply with our obligations under European privacy laws are sufficient. We and our customers are at risk of enforcement actions taken by certain EU data protection authorities until such point in time that we may be able to ensure that all transfers of Personal Data to us in the United States from the EU are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. The Directive will be replaced in time with the GDPR, which will enter into force on May 25, 2018, and which may impose additional obligations, costs and risk upon our business. The GDPR may increase substantially the penalties to which we could be subject in the event of any non-compliance. In addition, we may incur substantial expense in complying with the new obligations to be imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenues and our business overall.

In addition, we are subject to certain contractual obligations and privacy policies and practices regarding the collection, use, storage, transfer, disclosure, disposal or processing of personal data. Even the perception of a failure by us to comply with such contractual obligations and/or privacy policies and practices or other privacy concerns, whether or not valid, may harm our reputation, inhibit adoption of our solutions by current and future customers or adversely impact our ability to attract and retain workforce talent.

Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims. In addition, future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our customers’ ability to collect, use or disclose data relating to individuals, which could decrease demand for our platform and solutions, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Around the world, there are numerous lawsuits in process against various technology companies that process personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our platform or solutions and reduce overall demand for them. Privacy concerns, whether or not valid, may inhibit market adoption of our platform. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or requires us to make modifications to our platform, which could significantly limit the adoption and deployment of our technologies or result in significant expense to modify our platform.

We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personally identifiable information provided to us by our website visitors. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our actual policies and practices or if our practices are found to be unfair.

Evolving and changing definitions of what constitutes personal information and personal data within the EU, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance relationships that may involve the sharing of data.

We use third-party licensed software in or with our solutions, and the inability to maintain these licenses or issues with the software we license could result in increased costs or reduced service levels, which would adversely affect our business.

Our solutions include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. We anticipate that we will continue to rely on such third-party software and intellectual property in the future. This exposes us to risks over which we may have little or no control. The third-party software we currently license may not always be available, and we may not have access to alternative third-party software on commercially reasonable terms. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new solutions, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all. Also, to the extent that our platform and solutions depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our platform, delay new feature introductions, result in a failure of our platform and injure our reputation.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our operating results.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

At March 31, 2018, the balance outstanding under our term loan facility was $70.0 million, and we had a $7.5 million revolving credit facility (under which we had no outstanding borrowings and $6.0 million outstanding under a letter of credit sub-facility). Our interest expense during the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2018 was approximately $3.9 million, $7.3 million, $14.8 million and $1.2 million, respectively, which includes non-cash amortization of loan origination fees and loss on the modification and partial extinguishment of debt as well as $1.4 million in cash charges for an early prepayment penalty in 2017.

The credit and guaranty agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) governing our term loan facility and our revolving credit facility (collectively, our “credit facility”) contains various covenants that are operative so long as our credit facility remains outstanding. The covenants, among other things, limit our and certain of our subsidiaries’ abilities to:

•	incur additional indebtedness or guarantee indebtedness of others;

•	create additional liens on our assets;

•	pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

•	make investments, including acquisitions;

•	make capital expenditures;

•	enter into mergers or consolidations or sell assets;

•	sell our subsidiaries;

•	engage in sale and leaseback transactions; or

•	enter into transactions with affiliates.

Our credit facility also contains numerous affirmative covenants, including financial covenants. Even if our credit facility is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we are unable to generate sufficient cash flow or otherwise to obtain the funds necessary to make required payments under our credit facility, or if we fail to comply with the various requirements of our indebtedness, we could default under our credit facility. Any such default that is not cured or waived could result in an acceleration of indebtedness then outstanding under our credit facility, an increase in the applicable interest rates under our credit facility, and a requirement that our subsidiaries that have guaranteed our credit facility pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing our credit facility, including substantially all of our and our subsidiary guarantors’ assets. Thus, any such default could have a material adverse effect on our liquidity and financial condition.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to expand our solutions and services and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may choose to do so through the acquisition of, or investment in, new or complementary businesses and technologies rather than through internal development. The identification of suitable acquisition or investment candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions or investments. The risks we face in connection with acquisitions and/or investments include:

•	an acquisition may negatively affect our operating results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire;

•	an acquisition or investment may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products or effectively integrate them into or with our existing solutions;

•	our use of cash to pay for acquisitions or investments would limit other potential uses for our cash;

•	if we incur debt to fund any acquisitions or investments, such debt may subject us to material restrictions on our ability to conduct our business; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could adversely affect our business, operating results and financial condition.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

We rely on copyrights and trade secret laws, confidentiality procedures, employment proprietary information and inventions assignment agreements, trademarks and patents to protect our intellectual property rights. However, the steps we take to protect our intellectual property may not be adequate. To protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers, channel partners, resellers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, if others independently discover trade secrets and proprietary information, we would not be able to assert trade secret rights against such parties. To protect our intellectual property, we may be required to spend significant resources to obtain, monitor and enforce such rights. Litigation brought to enforce our intellectual property could be costly, time-consuming and distracting to management and could be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property, which may result in the impairment or loss of portions of our intellectual property. The laws of some foreign countries do not protect our intellectual property to the same extent as the laws of the United States, and effective intellectual property protection and mechanisms may not be available in those jurisdictions. We may need to expend additional resources to defend our intellectual property in these countries, and our inability to do so could impair our business or adversely affect our international expansion. Even if we are able to secure intellectual property, there can be no assurances that such rights will provide us with competitive advantages or distinguish our platform or solutions and services from those of our competitors or that our competitors will not independently develop similar technology.

We may be subject to intellectual property rights claims by third parties, which may be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We have received, and may in the future be subject to, notices that claim we have infringed, misappropriated or misused the intellectual property of our competitors or other third parties, including patent holding companies whose sole business is to assert such claims. For example, International Business Machines Corporation (“IBM”) has alleged that we have infringed one of its patents and has invited us to negotiate a business resolution of this allegation. We are in the early stages of analyzing this matter, and there can be no assurance that we will reach a business resolution that is satisfactory to us or that we will avoid litigation in connection with IBM’s allegation. To the extent we increase our visibility in the market, we face a higher risk of being the subject of intellectual property claims. Additionally, we do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now or in the future have significantly larger and more mature patent portfolios than we do.

Any intellectual property claims, with or without merit, could be time-consuming and expensive and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any aspect of our business that may ultimately be determined to infringe on or misappropriate the intellectual property rights of another party, we could be forced to limit or stop sales of licenses to our platform and solutions and may be unable to compete effectively. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property pursuant to our agreements with our channel partners or customers. Any of these results would adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them or otherwise be liable for losses suffered or incurred as a result of claims of intellectual property infringement or misappropriation, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, solutions, services or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement.

From time to time, customers also require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted or accessed using our platform. Although we normally seek contractual limitations to our liability with respect to the foregoing obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and even if we contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any assertions by a third party, whether or not successful, with respect to any of these indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer and other current and prospective customers, reduce demand for our platform and solutions, and harm our brand, business, operating results and financial condition. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and adversely affect our business and operating results.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We could in the future be subject to claims that we, our employees or our contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Some aspects of our platform and solutions are built using open source software, and we intend to continue to use open source software in the future. From time to time, we contribute software source code to open source projects under open source licenses or release internal software projects under open source software licenses, and anticipate doing so in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our products. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source software license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement or violation. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software and, thus, may contain security vulnerabilities or broken code. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, operating results and financial condition.

We may be required to defer recognition of some of our license revenue, which may harm our operating results in any given period.

We may be required to defer recognition of license revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:

•	the transaction involves products or features that are under development;

•	the transaction involves extended payment terms; or

•	the transaction involves acceptance criteria.

Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered elements, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition well after the time of delivery, which may adversely affect our financial results in any given period.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, capitalized internal-use software costs, income taxes, other non-income taxes, business combinations and valuation of goodwill and purchased intangible assets and stock-based compensation. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our operating results.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our operating results or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

For example, in May 2014 the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), for which certain elements may impact our accounting for revenue and costs incurred to acquire contracts. We will be required to implement this guidance for our annual reporting period beginning after December 15, 2018, unless we are no longer an emerging growth company on December 31, 2018. See “—If we lose emerging growth company status on December 31, 2018, we will incur substantial costs and significant demands will be placed upon management in connection with complying with non-emerging growth company requirements earlier than we had planned.” Application of Topic 606 may significantly impact the amount and timing of revenue recognition, such as recognizing revenue from existing contracts in periods other than when historically reported under existing GAAP or the revenue recognized under existing GAAP could be eliminated as part of the effect of adoption. Further, adoption of Topic 606 could result in changes to the periods when revenue is recognized in the future compared with management’s current expectations under existing GAAP. In addition, Topic 606 may significantly change the timing of when expense recognition will occur related to costs to obtain and fulfill customer contracts. While the adoption of Topic 606 does not change the cash flows received from our contracts with customers, the adoption of Topic 606 could have a material adverse effect on our financial position or results of operations.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could adversely affect our business.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our platform in various jurisdictions is unclear. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise adversely affect our business, operating results and financial condition.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the products that we provide. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the vast majority of the products that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could adversely affect our business, operating results and financial condition.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and operating results could be materially and adversely affected.

We believe we generate a portion of our revenues from our products and services because our customers use our products and services as part of their efforts to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the Payment Card Industry Data Security Standard (“PCI-DSS”); the Federal Information Security Management Act (FISMA) and associated National Institute for Standards and Testing (NIST) Network Security Standards; the Sarbanes-Oxley Act; Title 21 of the U.S. Code of Federal Regulations, which governs food and drugs industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (NERC-CIP); the GDPR; the German Federal Financial Supervisory Authority (BaFin) Minimum Requirements for Risk Management; and the Monetary Authority of Singapore’s Technology Risk Management Notices. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could affect whether our customers believe our solution assists them in maintaining compliance with such laws or regulations. If our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The U.K. Bribery Act is similar but even broader in scope in that it prohibits bribery of private (non-government) persons as well. The FCPA also obligates companies whose securities are listed in the

United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Our sales model presents some risk under these laws. We leverage third parties, including channel partners, to sell our solutions and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and non-governmental commercial entities, and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with these laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, operating results and financial condition.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. We are also subject to Israeli export controls on encryption technology for SecurityIQ. If the applicable U.S. or Israeli requirements regarding export of encryption technology were to change or if we change the encryption means in our products, we may need to satisfy additional requirements in the United States or Israel. There can be no assurance that we will be able to satisfy any additional requirements under these circumstances in either the United States or Israel.

In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries. Although we take precautions to prevent our products from being provided in violation of such laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent transactions with U.S. sanction targets, we could inadvertently provide our products to persons prohibited by U.S. sanctions. This could result in negative consequences to us, including government investigations, penalties and harm to our reputation.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our operating results.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In addition, the authorities in these jurisdictions could challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business and operating results.

Our ability to use NOLs and other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs, tax credits or other tax attributes to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs may be subject to substantial limitations arising from previous ownership changes, and if we undergo an ownership change in the future, our ability to utilize NOLs could be further limited by Sections 382 and 383 of the Internal Revenue Code. In addition, this offering or future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Internal Revenue Code. Our NOLs may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs. Furthermore, our ability to utilize our NOLs is conditioned upon our attaining profitability and generating U. S. federal and state taxable income.

We function as a HIPAA “business associate” for certain of our customers and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new customers.

The Health Insurance Portability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations (“HIPAA”), imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates.” We function as a business associate for certain of our customers that are HIPAA covered entities and service providers, and in that context we are regulated as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. Modifying the already stringent penalty structure that was present under HIPAA prior to HITECH, HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

The HIPAA covered entities and service providers to which we provide services require us to enter into HIPAA-compliant business associate agreements with them. These agreements impose stringent data security obligations on us. If we are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain new customers.

Risks Related to This Offering and Ownership of Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we are subject to laws, regulations and requirements with which we were not required to comply as a private company, including compliance with reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE. As a newly public company, complying with these statutes, regulations and requirements occupies a significant amount of time of our board of directors and management and has significantly increased our costs and expenses as compared to when we were a private company. For example, as a newly public company, we have had to institute a more comprehensive compliance function, establish new internal policies, such as those relating to insider trading, and involve and retain to a greater degree outside counsel and accountants. In addition, being a public company subject to these rules and regulations has made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers as compared to when we were a private company.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an emerging growth company. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

The trading price of our common stock could be volatile, which could cause the value of your investment to decline.

Our initial public offering occurred in November 2017. Therefore, there has only been a public market for our common stock for a short period of time. Although our common stock is listed on the NYSE, an active trading market for our common stock may not develop or, if developed, be sustained. Technology stocks have historically experienced high levels of volatility. The trading price of our common stock may fluctuate substantially. Since shares of our common stock were sold in our initial public offering in November 2017 at a price of $12.00 per share, our stock price has fluctuated significantly, ranging from an intraday low of $12.82 to an intraday high of $26.92 through May 23, 2018. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the benefits of our platform;

•	shifts in the mix of revenue attributable to perpetual licenses and to SaaS subscriptions from quarter to quarter;

•	departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. If the market price of our common stock after this offering does not exceed the public offering price, you may lose some or all of your investment.

In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results and financial condition.

An active public trading market may not continue to develop or be sustained.

Prior to the completion of our initial public offering in November 2017, no public market for our common stock existed. An active public trading market for our common stock may not continue to develop or be sustained. The lack of an active market may impair your ability to sell your shares of our common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities analysts or industry analysts were to downgrade our stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our stock or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

As of May 10, 2018, we had outstanding 87,201,627 shares of common stock. Of these shares, the 23,000,000 shares of common stock sold in our initial public offering are freely tradable, and the 17,808,000 shares of common stock sold in this offering will be freely tradable immediately upon consummation of this offering. Also, recently, on May 15, 2018, the 180-day lock-up period applicable to our other shares of common stock expired; however, pursuant to lock-up agreements entered into in connection with this offering, 36,427,226 of these shares are subject to a 90-day lock-up period, as discussed below, as of the date hereof.

Subject to certain exceptions described in the section titled “Underwriting,” we, our directors, chief executive officer, chief financial officer and principal accounting officer and the Thoma Bravo Funds have agreed, or will agree, to enter into lock-up agreements with the underwriters of this offering pursuant to which we and they have agreed, or will agree, that we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 90 days after the date of this prospectus. As of May 10, 2018, our directors, chief executive officer, chief financial officer and principal accounting officer and Thoma Bravo held, directly or indirectly, 54,694,842 shares of our common stock in the aggregate. The underwriters may, in their sole discretion, permit our stockholders who are subject to the 90-day lock-up period to sell shares prior to the end of such period. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Pursuant to the lock-up agreements, sales as part of trading plans adopted pursuant to Rule 10b5-1 under the Exchange Act prior to the effective date of the lock-up agreements are not subject to the 90-day lock-up period. Our Section 16 officers have adopted Rule 10b5-1 trading plans to sell, directly or indirectly, up to 1,197,616 shares of our common stock in the aggregate on a periodic basis to diversify their assets and investments. During the 90-day lock-up period related to this offering, our Section 16 officers may sell, directly or indirectly, up to 659,616 shares of our common stock in the aggregate pursuant to these Rule 10b5-1 trading plans.

As of May 10, 2018, there were 3,451,581 shares of common stock subject to outstanding options and 1,274,168 shares of common stock to be issued upon the vesting of outstanding restricted stock units. We have registered all of the shares of common stock issuable upon the exercise of outstanding options, upon the vesting of outstanding restricted stock units and upon exercise of settlement of any options or other equity incentives we may grant in the future for public resale under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, these shares may be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above and compliance with applicable securities laws. Furthermore, holders of 70,115,454 shares of our common stock, as of immediately following the completion of our initial public offering offering, have certain rights with respect to the registration of such shares (and any additional shares acquired by such holders thereafter) under the Securities Act; the selling stockholders are offering shares in this offering pursuant to the exercise of such rights. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for more information.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We may issue additional capital stock in the future that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not intend to pay dividends on our common stock, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Our Third Amended and Restated Certificate of Incorporation (our “charter“) and our Second Amended and Restated Bylaws (our “bylaws”) contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	after Thoma Bravo ceases to beneficially own at least 30% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, removal of directors only for cause;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	allowing Thoma Bravo to fill any vacancy on our board of directors for so long as affiliates of Thoma Bravo own 30% or more of our outstanding shares of common stock and thereafter, allowing only our board of directors to fill vacancies on our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•	after we cease to be a controlled company, which we expect will occur in connection with the completion of this offering, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	after we cease to be a controlled company, which we expect will occur in connection with the completion of this offering, the requirement that a special meeting of stockholders may be called only by or at the direction of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	after we cease to be a controlled company, which we expect will occur in connection with the completion of this offering, the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our charter relating to the management of our business (including our classified board structure) or certain provisions of our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•	the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•	a prohibition of cumulative voting in the election of our board of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Our charter also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (“DGCL”) and prevents us from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group who acquires at least 15% of our voting stock) for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, our charter also provides that Thoma Bravo, including the Thoma Bravo Funds, and any persons to whom any Thoma Bravo Fund sells its common stock will be deemed not to be interested stockholders.

Thoma Bravo has significant influence over matters requiring stockholder approval, which could delay or prevent a change of control.

Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, beneficially owned in the aggregate 58% of our common stock as of May 10, 2018 and, immediately after this offering, will beneficially own in the aggregate 37% of our common stock (or, if the underwriters’ option to purchase additional shares is exercised in full, 34% of our common stock) (which shares are or will be held directly by the Thoma Bravo Funds or their affiliates). As a result, Thoma Bravo will continue to be able to exert significant influence over our operations and business strategy as well as matters requiring stockholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our charter and bylaws, which govern the rights attached to our common stock.

Additionally, for so long as Thoma Bravo beneficially owns at least (i) 30% of our outstanding shares of common stock, Thoma Bravo will have the right to designate the chairman of our board of directors and of each committee of our board of directors as well as nominate a majority of our board of directors (provided that, at such time as we cease to be a controlled company under the NYSE corporate governance standards, which we expect will occur in connection with the completion of this offering, the majority of our board of directors will be “independent” directors, as defined under the rules of the NYSE, and provided further, that, the membership of each committee of our board of directors will comply with the applicable rules of the NYSE); (ii) 20% (but less than 30%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 30% of the total number of directors (but in no event fewer than two directors); (iii) 10% (but less than 20%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 20% of the total number of directors (but in no event fewer than one director); and (iv) at least 5% (but less than 10%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate one director to our board of directors. For so long as Thoma Bravo beneficially owns at least 30% of our outstanding shares of common stock, the directors nominated by Thoma Bravo are expected to constitute a majority of each committee of our board of directors, other than the audit committee.

This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise result in the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.

Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Thoma Bravo is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provides advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Thoma Bravo may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that no officer or director of the Company who is also a principal, officer, director, member, manager, partner, employee and/or independent contractor of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our charter or bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or operating results.

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we are not required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We have elected to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company for up to five years after our initial public offering, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we lose emerging growth company status on December 31, 2018, we will incur substantial costs and significant demands will be placed upon management in connection with complying with non-emerging growth company requirements earlier than we had planned.

Assuming the completion of this offering prior to June 29, 2018, we expect to become a large accelerated filer on December 31, 2018. Based on the transition provisions outlined in Exchange Act Rule 12b-2, if we become a large accelerated filer on December 31, 2018, we will lose emerging growth company status on the same date, which will require us to significantly accelerate our compliance efforts to, for example, allow our independent registered public accounting firm to attest to the effectiveness of our internal controls as required by Section 404(b) of the Sarbanes-Oxley Act in our Annual Report on Form 10-K for the year ending December 31, 2018.

Additionally, if we cease to be an emerging growth company on December 31, 2018, we will be required to implement Topic 606 for the year ending December 31, 2018 instead of December 31, 2019, which is the date that emerging growth companies are first required to implement Topic 606. Because our revenue recognition process is complex, this accelerated timeframe would result in significant additional costs beyond that comprehended in our 2018 financial plan and require substantially burdensome efforts, which would include maintaining additional accounting records to allow us to track transactions on two revenue recognition standards, significantly accelerating our planned timeline for implementing appropriate policies and procedures for recording transactions on the new basis, and hiring additional personnel and consultants. Moreover, because it will take us a significant amount of time to fully implement Topic 606, we anticipate that such implementation will not be complete, and all historical transactions will not be analyzed under Topic 606, until after our Quarterly Report on Form 10-Q for the quarter ending September 30, 2018. Therefore, we do not expect to be able to provide investors with quantitative guidance regarding our expected financial results based on the new reporting standard in advance of releasing such results in connection with our Annual Report on Form 10-K for the year ending December 31, 2018. Consequently, our actual financial results for the year ending December 31, 2018, as reported in accordance with Topic 606, may differ substantially from what you may anticipate based on our historical results of operations and guidance.

In addition to the substantial additional expenses beyond what we had planned, our management would need to devote significant time and efforts to implement and comply with the additional standards, rules and regulations that would apply to us as a result of becoming a large accelerated filer and losing our emerging growth company status, diverting such time from the day-to-day conduct of our business operations.

Furthermore, due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to non-emerging growth companies, such as Section 404(b) of the Sarbanes-Oxley Act and Topic 606, on an accelerated timeframe, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting.

We expect that upon completion of this offering, we will no longer be a controlled company within the meaning of the NYSE rules; however, we will continue to qualify for and may rely on exemptions from certain corporate governance requirements that would otherwise provide protection to our stockholders during a one-year transition period.

Upon completion of this offering, it is expected that the Thoma Bravo Funds will cease to own a majority of our common stock. Accordingly, upon completion of this offering, we expect that we will cease to be a controlled company within the meaning of the corporate governance standards of the NYSE and we will, subject to certain transition periods permitted by NYSE rules, no longer rely on exemptions from corporate governance requirements that are available to controlled companies. As a result, we will be required to have at least one independent director on each of our nominating and corporate governance committee and compensation committee upon completion of this offering, a majority of independent directors on those committees within 90 days after the completion of this offering, and fully independent nominating and corporate governance committee and compensation committee within one year after the completion of this offering. We will also be required to have a majority independent board of directors within one year after the completion of this offering and to perform an annual performance evaluation of our nominating and corporate governance and compensation committees. Prior to this offering, our board of directors has determined that six of the seven members of our board of directors are independent for purposes of the NYSE corporate governance standards and that both of the members of our nominating and corporate governance committee, both of the members of our compensation committee and two of the three members of our audit committee meet the independence standards of the NYSE and the SEC applicable to such committee members. However, during our controlled company transition period, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance standards and we may use some exemptions during such period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and retain customers, including larger organizations;

•	our ability to deepen our relationships with existing customers;

•	our expectations regarding our customer growth rate;

•	our business plan and beliefs and objectives for future operations;

•	trends associated with our industry and potential market;

•	benefits associated with use of our platform and services;

•	our ability to develop or acquire new solutions, improve our platform and solutions and increase the value of our platform and solutions;

•	our ability to compete successfully against current and future competitors;

•	our ability to further develop strategic relationships;

•	our ability to achieve positive returns on investments;

•	our ability to acquire complementary businesses, products or technology;

•	our plans to further invest in and grow our business, and our ability to effectively manage our growth and associated investments;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to increase our revenue, our revenue growth rate and gross margin;

•	our ability to generate sufficient revenue to achieve and sustain profitability;

•	our future financial performance, including trends in revenue, cost of revenue, operating expenses, other income and expenses, income taxes, billings and customers;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our ability to raise capital and the loans of those financings;

•	our ability to attract, train and retain qualified employees and key personnel;

•	our ability to maintain and benefit from our corporate culture;

•	our ability to successfully identify, acquire and integrate companies and assets;

•	our ability to successfully enter new markets and manage our international expansion; and

•	our ability to maintain, protect and enhance our intellectual property and not infringe upon others’ intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Forrester, Gartner, IBM Security, IDC, KuppingerCole, McAfee, Ponemon Institute, Risk Based Security and Verizon, or other publicly available information. The Gartner reports referenced herein (the “Gartner Reports”) represent research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for more information.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “SAIL” since November 17, 2017. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $12.00 per share on November 16, 2017. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low
Year Ended December 31, 2017
Fourth Quarter (from November 17, 2017)	$16.36	$12.82
Year Ending December 31, 2018
First Quarter	$23.93	$14.00
Second Quarter (through May 23, 2018)	$26.92	$19.70

On May 23, 2018, the last reported sale price of our common stock on the NYSE was $23.30 per share. As of May 10, 2018, we had 295 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility places restrictions on our ability to pay cash dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated balance sheet data as of December 31, 2015 from our audited consolidated financial statements not included in this prospectus. We have derived the selected consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the selected consolidated balance sheet data as of March 31, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2018.

The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Licenses	$44,124	$54,395	$79,209	$12,236	$16,987
Subscription	29,930	49,364	71,007	14,952	23,005
Services and other	21,302	28,653	35,840	8,278	9,722

Total revenue	95,356	132,412	186,056	35,466	49,714
Cost of revenue:
Licenses	4,293	4,278	4,561	1,087	1,138
Subscription(1)	9,815	13,051	16,406	3,575	4,658
Services and other(1)	15,151	19,709	23,623	5,473	6,974

Total cost of revenue	29,259	37,038	44,590	10,135	12,770

Gross profit	66,097	95,374	141,466	25,331	36,944
Operating expenses:
Research and development(1)	19,965	24,358	33,331	6,927	9,762
General and administrative(1)	7,474	9,680	17,678	3,032	7,657
Sales and marketing(1)	46,831	58,607	80,514	15,173	23,815

Total operating expenses	74,270	92,645	131,523	25,132	41,234

(Loss) income from operations	(8,173)	2,729	9,943	199	(4,290)
Other expense, net:
Interest expense, net	(3,883)	(7,277)	(14,783)	(2,657)	(1,178)
Other, net	(1,365)	(610)	(459)	(64)	(147)

Total other expense, net	(5,248)	(7,887)	(15,242)	(2,721)	(1,325)

Loss before income taxes	(13,421)	(5,158)	(5,299)	(2,522)	(5,615)
Income tax benefit (expense)	2,614	1,985	(2,293)	239	(352)

Net loss	$(10,807)	$(3,173)	$(7,592)	$(2,283)	$(5,967)

Net loss available to common shareholders(2)	$(32,404)	$(26,791)	$(28,721)	$(8,453)	$(5,967)

Net loss per common share(3):
Basic and diluted	$(0.74)	$(0.58)	$(0.55)	$(0.18)	$(0.07)

Weighted-average common shares outstanding(3):
Basic and diluted	43,929,159	45,933,218	52,339,804	47,208,477	85,719,240

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Cost of revenue—subscription	$12	$34	$133	$9	$121
Cost of revenue—services and other	20	63	458	18	375
Research and development	62	118	658	30	641
General and administrative	28	96	2,062	30	2,340
Sales and marketing	124	257	1,203	71	1,662

Total stock-based compensation	$246	$568	$4,514	$158	$5,139

(2)	Net loss available to common shareholders is calculated by subtracting the accretion of undeclared and unpaid dividends on redeemable convertible preferred stock from net loss.
(3)	See Note 15 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to compute the net loss per common share and the weighted-average number of common shares outstanding used in computing net loss per common share.

	As of December 31,			As of March 31,
	2015	2016	2017	2018
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,896	$18,214	$116,049	$130,859
Working capital, excluding deferred revenue(1)	$27,982	$60,047	$172,492	$180,274
Total assets	$371,504	$387,410	$506,433	$500,928
Deferred revenue, current and non-current portion	$34,888	$55,104	$83,125	$89,058
Long-term debt	$99,770	$107,344	$68,329	$68,321
Total liabilities	$160,465	$177,307	$178,036	$173,246
Redeemable convertible preferred stock	$222,898	$223,987	$—	$—
Total stockholders’ (deficit) equity	$(11,859)	$(13,884)	$328,397	$327,682

(1)	We define working capital as current assets less current liabilities, excluding deferred revenue.

NON-GAAP FINANCIAL MEASURES

In addition to our financial information presented in accordance with GAAP, we use adjusted EBITDA, a non-GAAP financial measure, to clarify and enhance our understanding of past performance and future prospects. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flow that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with GAAP.

Our non-GAAP financial measure of adjusted EBITDA may not provide information that is directly comparable to that provided by other companies in our industry because they may calculate adjusted EBITDA differently. In addition, there are limitations in using non-GAAP financial measures, such as adjusted EBITDA, because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. In particular, interest expense, which is excluded from adjusted EBITDA, has been and will continue to be a significant recurring expense in our business for the foreseeable future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge you to review the reconciliations of our adjusted EBITDA to net loss, the comparable GAAP financial measure, included below, and not to rely on any single financial measure to evaluate our business.

We calculate adjusted EBITDA as net income (loss) adjusted to exclude income taxes, interest expense, net, depreciation and amortization, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation expense.

We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA.

The following tables reflect the reconciliation of adjusted EBITDA to net loss calculated in accordance with GAAP:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Net loss	$(10,807)	$(3,173)	$(7,592)	$(2,283)	$(5,967)
Income tax (benefit) expense	(2,614)	(1,985)	2,293	(239)	352
Interest expense, net	3,883	7,277	14,783	2,657	1,178
Amortization	9,099	9,092	8,841	2,221	2,206
Depreciation	521	890	1,379	255	421
Purchase accounting adjustment(1)	5,618	1,373	141	55	13
Acquisition and sponsor related costs	1,518	1,093	1,142	328	—
Stock-based compensation	246	568	4,514	158	5,139

Adjusted EBITDA	$7,464	$15,135	$25,501	$3,152	$3,342

(1)	Purchase accounting adjustment related to the fair value write down of deferred revenue from the Acquisition. For more information relating to such transaction, please see Note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus.

	Three Months Ended
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018
	(In thousands)
Net (loss) income	$(2,114)	$(2,118)	$(2,247)	$3,306	$(2,283)	$(4,304)	$(6,387)	$5,382	$(5,967)
Income tax (benefit) expense	(1,324)	(1,326)	(1,407)	2,072	(239)	395	2,906	(769)	352
Interest expense, net	1,032	1,060	2,355	2,830	2,657	2,696	3,726	5,704	1,178
Amortization	2,475	2,258	2,130	2,229	2,221	2,207	2,207	2,206	2,206
Depreciation	207	213	227	243	255	295	385	444	421
Purchase accounting adjustment(1)	399	392	292	290	55	55	16	15	13
Acquisition and sponsor related costs	270	265	268	290	328	328	322	164	—
Stock-based compensation	105	109	116	238	158	185	201	3,970	5,139

Adjusted EBITDA	$1,050	$853	$1,734	$11,498	$3,152	$1,857	$3,376	$17,116	$3,342

(1)	Purchase accounting adjustment related to the fair value write down of deferred revenue from the Acquisition. For more information relating to such transaction, please see Note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth in the section titled “Risk Factors” and in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Overview

SailPoint is a leading provider of enterprise identity governance solutions. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used.

We offer both on-premises software and cloud-based solutions, which empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations and their applications and data. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

We were founded by identity industry veterans to develop a new category of identity management solutions and address emerging identity governance challenges. Since our inception, we have focused on driving innovation in the identity market, with our key milestones including:

•	in 2007, we pioneered identity governance through our release of IdentityIQ, our on-premises identity governance solution;

•	in 2010, we revolutionized provisioning by integrating it with IdentityIQ into a single solution;

•	in 2013, we introduced our cloud-based identity governance solution, IdentityNow;

•	in 2015, we extended identity governance by adding our identity governance for data stored in files solution, SecurityIQ, which manages user access to unstructured data, a rapidly growing area of risk; and

•	in 2017, we further extended identity governance with the introduction, on a limited release basis, of our advanced identity analytics solution, IdentityAI, which is designed to use machine learning technologies to enable rapid detection of security threats before they turn into security breaches.

Our solutions address the complex needs of global enterprises and mid-market organizations. As of March 31, 2018, more than 980 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe. No single customer represented more than 10% of our revenue for the years ended December 31, 2015, 2016 or 2017 or the three months ended March 31, 2018.

Our revenue grew at a compound annual growth rate of approximately 36% from the year ended December 31, 2012 to the year ended December 31, 2017. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our revenue was $95.4 million, $132.4 million, $186.1 million, $35.5 million and $49.7 million, respectively. During such periods, purchase accounting adjustments related to the Acquisition reduced our revenue by $5.6 million, $1.4 million, $0.1 million, $55 thousand and $13 thousand, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net loss was $10.8 million, $3.2 million, $7.6 million, $2.3 million and $6.0 million, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net cash provided by operations was $3.6 million, $6.5 million, $21.9 million, $6.9 million and $15.3 million, respectively.

Our success is principally dependent on our ability to deliver compelling solutions to attract new customers and retain existing customers. Delivering these solutions is challenging because our customers have large, complex IT environments, often rely on both legacy and innovative technologies, and deploy different business models, including on-premise and cloud solutions. Rising security threats and evolving regulations and compliance standards for cyber security, data protection, privacy and internal IT controls create new opportunities for our industry and require us to adapt our solutions to be successful. Our ability to continue to maintain our historical growth rates is also challenging because our growth strategy depends in part on our ability to expand our global presence and invest in new vertical markets, while competing against much larger companies with more recognizable brands and financial resources. Although we seek to grow rapidly, we also focus on delivering positive net cash from operations while continuing to invest in our platform and to deliver innovative solutions to our customers. Additionally, our gross margins vary depending on the type of solution we sell, and a shift in the mix of our solutions could affect our performance relative to historical results.

Our Business Model

We deliver an integrated set of solutions that supports all aspects of identity governance, including provisioning, access request, compliance controls, password management and identity governance for data stored in files. Our solutions are built on an open identity platform, which offers connectivity to a variety of security and operational IT applications, extending the reach of our identity governance processes and enabling effective identity governance controls across customer environments.

Our set of solutions currently consists of (i) IdentityIQ, our on-premises identity governance solution, (ii) IdentityNow, our cloud-based, multi-tenant governance suite, which is delivered as a subscription service, (iii) SecurityIQ, our on-premises identity governance for files solution that secures access to data stored in file servers, collaboration portals, mailboxes and cloud storage systems, and (iv) IdentityAI, our cloud-based advanced identity analytics solution. See the section titled “Business—Products” for more information regarding our solutions.

For our IdentityIQ and SecurityIQ solutions, our customers typically purchase a perpetual software license, which includes one year of maintenance. Our maintenance provides software maintenance as well as access to our technical support services during the maintenance term. After the initial maintenance period, customers with perpetual licenses may renew their maintenance agreement for an additional fee. For our cloud-based solutions, IdentityNow and IdentityAI, for a subscription fee, we offer customers access to this solution and infrastructure support for the duration of their subscription agreement. Our standard subscription agreement for our IdentityNow solution has a duration of three years.

Pricing for each of our solutions is dependent on the number of digital identities of employees, contractors, business partners and other users that the customer is entitled to govern with the solution. We also package and price our IdentityIQ and IdentityNow solutions into modules. Each module has unique functionalities, and our IdentityIQ and IdentityNow customers are able to purchase one or more modules, depending on their needs. We package and price SecurityIQ, our identity governance for files solution, by target storage systems. Thus, our revenue from any customer is generally determined by the number of identities that the customer is entitled to govern as well as the number of modules (for our IdentityIQ and IdentityNow solutions) or target storage systems (for our SecurityIQ solution) purchased by the customer.

Our go-to-market strategy consists of both direct sales and indirect sales through our partnership network of systems integrators, value-added resellers and adjacent technology vendors. We work closely with systems integrators, many of whom have dedicated SailPoint practices (including Accenture, Deloitte, KPMG and PwC), with some dating back more than seven years, and resellers (including value-added resellers such as Optiv) to identify potential sales opportunities and help us increase our reach, and we frequently cooperate with systems integrators to make joint sales proposals to address our mutual customers’ requirements. We also collaborate with leading access management vendors (e.g., Microsoft, Okta and VMware) by adding our identity governance capabilities to their access management services. We do not have any material payment obligations to systems integrators, resellers or our technology partners; nor do they have any material payment obligations to us, except that resellers typically purchase solutions directly from us and resell to customers. See the section titled “Business—Partnerships and Strategic Relationships” for more information regarding our partnership network.

In addition to our solutions, we offer professional services to our customers and partners to configure and optimize the use of our solutions as well as training services related to the configuration and operation of our platform. Most of our professional services activity is in support of our partners, who perform a significant majority of all initial and follow-on implementation work for our customers. Most of our consulting services are priced on a time and materials basis; our training services are provided through multiple pricing models, including on a per-person basis (for courses provided at our headquarters and on-site at our customers’ offices) and a flat-rate basis (for our e-learning course).

We devote significant resources to acquire new customers, in both existing and new markets, in order to grow our customer base. In addition, we focus on three distinct opportunities to increase sales to existing customers: (i) expand the number of digital identities; (ii) up-sell additional modules or target storage systems, as applicable, within a single solution; and (iii) cross-sell additional solutions.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

•	Add New Customers Within Existing Markets. Based on data from S&P Global Market Intelligence, we believe that we have penetrated less than 2% of the approximately 65,000 companies in the countries where we have customers today and that as a result, there is significant opportunity to expand our footprint in our existing markets through new, greenfield installations and displacement of our competitors’ legacy solutions. To do so, we plan to grow our sales organization, increase and leverage our indirect channel partners and enhance our marketing efforts.

•	Generate Additional Sales to Existing Customers. We believe that our existing customer base provides us with a significant opportunity to drive incremental sales. In most cases, our customers initially purchase a subset of the modules or solutions we offer based on their immediate need. We focus on generating more revenue from the modules that our customers have already purchased from us as our customers grow the number of identities our solutions manage and govern and as our customers deploy our solutions across other business units or geographies within their organizations. Over time, we also identify up-selling and cross-selling opportunities and seek to sell additional modules and solutions to our existing customers.

•

Retain Customers and Maintain Strong Maintenance Renewal Rates. We believe that our ability to retain our customers is an important component of our growth strategy and reflects the long-term value of our customer relationships. For example, when we add a new customer, we generate new license revenue. If the customer renews, we generate incremental maintenance revenue. As we add new IdentityIQ customers, our high renewal rates result in incremental maintenance revenue. Our key strategies to maintain our high renewal rates include focusing on the quality and reliability of our solutions, customer service and support to ensure our customers receive value from our solutions, providing consistent software upgrades and having dedicated customer success teams. We measure our maintenance renewal rate for our IdentityIQ customers over a 12-month period on a gross retention basis. Our maintenance renewal rate is calculated by taking the total prior period maintenance revenue from customers that have renewed in the current period and dividing that figure by the total prior period maintenance revenue for all customers with contracts that were up for renewal. By definition, our calculation does not take into account incremental revenue from price increases, expanding the number of identities, cross-selling additional solutions or upselling additional modules. As a result of not taking this incremental revenue into account, our maintenance renewal rate cannot exceed 100%. Our IdentityIQ maintenance renewal rate for each of the years ended December 31, 2015, 2016 and 2017 has been over 95%.

•	Expand into New Markets. We expect to continue to invest significantly in sales, marketing and customer service, as well as our indirect channel partner network, to expand into new geographies and vertical markets. We believe that our market opportunity is large and growing and that the global cyber security market represents a significant growth opportunity for us. In 2017, we generated only 28% of our revenue outside of the United States.

Key Business Metrics

In addition to our GAAP financial information, we monitor the following key metrics to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Number of customers (as of end of period)	520	695	933	725	984
Subscription revenue as a percentage of total revenue	32%	37%	38%	42%	46%
Adjusted EBITDA (in thousands)	$7,464	$15,135	$25,501	$3,152	$3,342

•	Number of Customers. We believe that the size of our customer base is an indicator of our market penetration and that our net customer additions are an indicator of the growth of our business and our future revenue opportunity. We define a customer as a distinct entity, division or business unit of an organization that receives support or has the right to use our cloud-based solutions as of the specified measurement date.

•	Subscription Revenue as a Percentage of Total Revenue. Subscription revenue is a portion of our total revenue and is derived from (i) IdentityNow, our cloud-based solution where customers enter into SaaS subscription agreements with us, and (ii) IdentityIQ and SecurityIQ maintenance and support agreements, but not licenses. As we generally sell our solutions on a per-identity basis, our subscription revenue for any customer is primarily determined by the number of identities that the customer is entitled to govern as part of a SaaS subscription, and the ongoing price paid per-identity under a maintenance and support agreement or SaaS subscription. Thus, we consider our subscription revenue to be the recurring portion of our revenue base and believe that its continued growth as a percentage of total revenue will lead to a more predictable revenue model and increase our visibility to future period total revenues. Because we recognize our subscription revenue ratably over the duration of those agreements, a portion of the revenue we recognize each period is derived from agreements we entered into in prior periods. In contrast, we typically recognize license revenue upon entering into the applicable license, the timing of which is less predictable and may cause significant fluctuations in our quarterly financial results.

•	Adjusted EBITDA. We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA. See the section titled “Non-GAAP Financial Measures” for more information regarding adjusted EBITDA, including the limitations of using adjusted EBITDA as a financial measure, and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Components of Results of Operations

Revenue

License Revenue. We generate license revenue through the sale of our on-premises software license agreements. License transactions generally include an amount for first-year maintenance, which we recognize as subscription revenue. We typically recognize license revenue upon delivering the applicable license, assuming all revenue recognition criteria are satisfied. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Over time, we expect license revenue to decrease as a percentage of our total revenue as we continue to focus on increasing our subscription revenue as a key strategic priority.

Subscription Revenue. Our subscription revenue consists of (i) fees for ongoing maintenance and support of our licensed solutions and (ii) subscription fees for access to, and related support for, our cloud-based solution. We typically invoice subscription fees in advance in annual installments, and recognize subscription revenue ratably over the term of the applicable agreement, provided that all other revenue recognition criteria have been satisfied. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Over time, we expect subscription revenue will increase as a percentage of total revenue as we continue to focus on increasing subscription revenue as a key strategic priority. In the years ended December 31, 2015, 2016 and 2017, our subscription revenue was impacted by purchase accounting adjustments to deferred revenue from the Acquisition. See the section titled “—Impact of Purchase Accounting.”

Services and Other Revenue. Services and other revenue consists primarily of fees from professional services provided to our customers and partners to configure and optimize the use of our solutions as well as training services related to the configuration and operation of our platform. Most of our professional services are priced on a time and materials basis, and we generally invoice customers monthly as the work is performed. We generally have standalone value for our professional services and recognize revenue as services are performed based on an estimated fair value as a separate unit of accounting. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Most of our professional services activity is in support of our partners, who perform the significant majority of all initial and follow-on configuration and optimization work for our customers. Over time, we expect our professional services revenue as a percentage of total revenue to decline as we increasingly rely on partners to help our customers deploy our software. In the years ended December 31, 2015, 2016, and 2017, our services and other revenue was impacted by purchase accounting adjustments to deferred revenue from the Acquisition. See the section titled “—Impact of Purchase Accounting.”

Impact of Purchase Accounting. On September 8, 2014, SailPoint Technologies Holdings, Inc. acquired all of the capital stock of SailPoint Technologies, Inc. We refer to this transaction as the Acquisition. As a result of the Acquisition, we applied purchase accounting and a new basis of accounting beginning on the date of the Acquisition. As such, we were required by GAAP to record all assets and liabilities, including deferred revenue and long-lived assets, at fair value as of the effective date of the Acquisition, which in some cases was differentthan their historical book values. This had the effect of reducing revenue and deferred revenue and increasing cost of revenue from that which would have otherwise been recognized, as described in more detail below.

We assessed the fair value of deferred revenue acquired in the Acquisition to be $10.2 million, representing a decrease of $12.6 million from its historical book value. Recognizing deferred revenue at fair value reduces revenue in the periods subsequent to the Acquisition. The impact of the Acquisition to revenue was $5.6 million, $1.4 million and $0.1 million for the years ended December 31, 2015, 2016 and 2017, respectively. The effect of the Acquisition on the deferred costs was not material.

Cost of Revenue

Cost of License Revenue. Cost of license revenue consists of amortization expense for developed technology acquired in business combinations and third-party royalties.

Cost of Subscription Revenue. Cost of subscription revenue consists primarily of employee compensation cost (which consists of salaries, benefits, bonuses and stock-based compensation), costs of our customer support organization, contractor costs to supplement our staff levels, allocated overhead, amortization expense for developed technology acquired in business combinations and third-party cloud-based hosting costs.

Cost of Services and Other Revenue. Cost of services and other revenue consists primarily of employee compensation costs of our professional services and training organizations, travel-related costs, contractor costs to supplement our staff levels and allocated overhead.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including the mix of our license, subscription, and services and other revenue, the costs associated with third-party cloud-based hosting services for our cloud-based subscriptions, and the extent to which we expand our customer support and services organizations. We expect that our overall gross margin will fluctuate from period to period depending on the interplay of these various factors. Also, we expect our investment in technology to expand the capability of our services, enabling us to improve our gross margin over time.

License Gross Margin. License gross margin is primarily affected by the cost of third-party royalties and amortization of developed technology acquired in business combinations, neither of which are expected to fluctuate materially from period to period in the near term.

Subscription Gross Margin. Subscription gross margin is primarily affected by the growth in our subscription revenue as compared to the growth in, and timing of, cost of subscription revenue. Subscription gross margin is lower than our license gross margin due to, among other things, costs associated with our customer support organization and the costs associated with our cloud-based solution. We expect to continue to grow our subscription revenue, and the timing and rate of that growth might cause subscription gross margins to fluctuate in the near term then improve over time as we expect to see the benefits of scale in the infrastructure investments related to our cloud-based solution.

Services and Other Gross Margin. Services and other gross margin is impacted by the number of customers using our professional services, the hourly rate we are able to charge for our services and the mix of services provided. Services and other gross margin is lower than our license gross margin and our subscription gross margin due to, among other things, costs associated with our professional services and training organizations.

Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of employee compensation costs, allocated overhead and software and maintenance expenses, which includes cloud-based hosting costs related to the development of our cloud-based solution. We believe that continued investment in our offerings is vital to the growth of our business, and we intend to continue to invest in product development and in SailPoint Labs, our dedicated, stand-alone technology investigation and engineering group, to continue to innovate and offer our customers new solutions and to enhance our existing solutions as our business grows. See the section titled “Business—Research and Development” for more information. We expect such investment to increase on a dollar basis as our business grows.

General and Administrative Expenses. General and administrative expenses consist primarily of employee compensation costs for corporate personnel, such as those in our executive, human resource, facilities, accounting and finance and information technology departments. In addition, general and administrative expenses include third-party professional fees and sponsor-related costs, as well as all other supporting corporate expenses not allocated to other departments. We expect our general and administrative expenses to increase on a dollar basis as our business grows. Also, following the completion of our initial public offering in November 2017, we incur increased general and administrative expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations and professional services.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of employee compensation costs, sales commissions, costs of general marketing and promotional activities, travel-related expenses and allocated overhead. Sales commissions earned by our sales force on subscription contracts are deferred and amortized over the same period that revenue is recognized for the applicable contract. We expect to continue to invest in our sales force for expansion to new geographic and vertical markets. We expect our sales and marketing expenses to increase on a dollar basis and continue to be our largest operating expense category for the foreseeable future.

Allocated Overhead. We allocate shared costs, such as facilities costs (including rent and utilities), information technology costs and recruiting costs, to all departments based on headcount. As such, allocated shared costs are reflected in each cost of revenue and operating expense category.

Other Expense, Net

Other expense, net consists primarily of interest expense and foreign currency transaction gains and losses related to the impact of transactions denominated in a foreign currency. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased, and we expect this to continue. Interest expense, net of interest income, consists primarily of interest on our term loan facility, amortization of debt issuance costs, loss on the modification and partial extinguishment of debt and prepayment penalties.

Income Tax Expense

Provision for income taxes consists of U.S. and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance for net deferred tax assets, including NOL carryforwards and tax credits related primarily to research and development for our operations in the United States. We expect to maintain this full valuation allowance for the foreseeable future.

Our income tax rate varies from the federal statutory rate due to the valuation allowances on our deferred tax assets and foreign withholding taxes; changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate; changes to the financial accounting rules for income taxes; unanticipated changes in tax rates; differences in accounting and tax treatment of our stock-based compensation and the tax effects of purchase accounting for acquisitions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business, including the United States and Israel. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax if such earnings are distributed to the U.S. We have incurred net losses in each fiscal year and quarter since our inception except during the fourth quarter of each year. We have recorded insignificant U.S. federal income tax expense. Our tax expense to date relates primarily to foreign income taxes, mainly from our Israeli activities, and to a lesser extent, state income taxes.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Revenue:
Licenses	$44,124	$54,395	$79,209	$12,236	$16,987
Subscription	29,930	49,364	71,007	14,952	23,005
Services and other	21,302	28,653	35,840	8,278	9,722

Total revenue	95,356	132,412	186,056	35,466	49,714
Cost of revenue:
Licenses	4,293	4,278	4,561	1,087	1,138
Subscription(1)	9,815	13,051	16,406	3,575	4,658
Services and other(1)	15,151	19,709	23,623	5,473	6,974

Total cost of revenue	29,259	37,038	44,590	10,135	12,770

Gross profit	66,097	95,374	141,466	25,331	36,944
Operating expenses:
Research and development(1)	19,965	24,358	33,331	6,927	9,762
General and administrative(1)	7,474	9,680	17,678	3,032	7,657
Sales and marketing(1)	46,831	58,607	80,514	15,173	23,815

Total operating expenses	74,270	92,645	131,523	25,132	41,234

(Loss) income from operations	(8,173)	2,729	9,943	199	(4,290)
Other expense, net:
Interest expense, net	(3,883)	(7,277)	(14,783)	(2,657)	(1,178)
Other, net	(1,365)	(610)	(459)	(64)	(147)

Total other expense, net	(5,248)	(7,887)	(15,242)	(2,721)	(1,325)

Loss before income taxes	(13,421)	(5,158)	(5,299)	(2,522)	(5,615)
Income tax benefit (expense)	2,614	1,985	(2,293)	239	(352)

Net loss	$(10,807)	$(3,173)	$(7,592)	$(2,283)	$(5,967)

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Cost of revenue—subscription	$12	$34	$133	$9	$121
Cost of revenue—services and other	20	63	458	18	375
Research and development	62	118	658	30	641
General and administrative	28	96	2,062	30	2,340
Sales and marketing	124	257	1,203	71	1,662

Total stock-based compensation	$246	$568	$4,514	$158	$5,139

The following table sets forth the consolidated statements of operations data for each of the periods presented as a percentage of total revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Revenue:
Licenses	46%	41%	43%	35%	34%
Subscription	32	37	38	42	46
Services and other	22	22	19	23	20

Total revenue	100	100	100	100	100
Cost of revenue:
Licenses	5	3	2	3	2
Subscription	10	10	9	10	10
Services and other	16	15	13	15	14

Total cost of revenue	31	28	24	28	26
Gross profit	69	72	76	72	74
Operating expenses:
Research and development	21	18	18	19	20
General and administrative	8	7	10	9	15
Sales and marketing	49	45	43	43	48

Total operating expenses	78	70	71	71	83

(Loss) income from operations	(9)	2	5	1	(9)
Other expense, net:
Interest expense, net	(4)	(5)	(8)	(8)	(2)
Other, net	(1)	(0)	(0)	(0)	(0)

Total other expense, net	(5)	(5)	(8)	(8)	(2)

Loss before income taxes	(14)	(3)	(3)	(7)	(11)
Income tax benefit (expense)	3	1	(1)	1	(1)

Net loss	(11)%	(2)%	(4)%	(6)%	(12)%

Comparison of the Three Months Ended March 31, 2017 and 2018

Revenue

	Three Months Ended March 31,
	2017	2018	Variance $	Variance%
	(In thousands, except percentages)
Revenue:
Licenses	$12,236	$16,987	$4,751	39%
Subscription	14,952	23,005	8,053	54%
Services and other	8,278	9,722	1,444	17%

Total revenue	$35,466	$49,714	$14,248	40%

License Revenue. License revenue increased by $4.8 million, or 39%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. License revenue from new customers and existing customers were nearly equal for the three months ended March 31, 2018; however, the increase in total license revenue compared to March 31, 2017 was primarily attributable to sales to the new customers, with 72% year-over-year growth. During the three months ended March 31, 2017 and 2018, revenue from new customers was $5.0 million and $8.4 million, respectively; and license revenue from existing customers was $7.2 million and $8.6 million, respectively. Our revenue from any single customer is determined by the number of identities the customer is entitled to govern as well as the number of modules and solutions purchased.

Subscription Revenue. Subscription revenue increased by $8.1 million, or 54%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase was primarily a result of an increase in ongoing maintenance renewals and an increase in maintenance revenue derived from new licenses. Our customer base increased by 259, or 36%, from 725 customers at March 31, 2017 to 984 customers at March 31, 2018. During the three months ended March 31, 2017 and 2018, revenue from existing customers contributed to more than 95% of subscription revenue.

Services and Other Revenue. Services and other revenue increased by $1.4 million, or 17%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase is primarily a result of an increase in the number of customers using our consulting and training services.

Geographic Regions. Our operations in the United States were responsible for the largest portion of our revenue in each of the three months ended March 31, 2017 and 2018 because of our larger and more established sales force and partner network in the United States as compared to our other regions. Revenue from both Europe, the Middle East and Africa (“EMEA”) and the rest of the world also increased for the three months ended March 31, 2017 and 2018, primarily due to our investment in increasing the size of our international sales force and strengthening partnerships with global system integrators and resellers worldwide.

The following table sets forth summary of our consolidated total revenue by geography and the respective percentage of total revenue:

	Three Months Ended March 31,
	2017		2018
	$	% of total revenue	$	% of total revenue
	(In thousands, except percentages)
United States	$25,915	73%	$32,698	66%
EMEA (1)	5,814	16%	11,671	23%
Rest of the World (1)	3,737	11%	5,345	11%

Total revenue	$35,466		$49,714

(1)	No single country represented more than 10% of our consolidated revenue.

Cost of Revenue

	Three Months Ended March 31,
	2017	2018	Variance $	Variance%
	(In thousands, except percentages)
Cost of revenue:
Licenses	$1,087	$1,138	$51	5%
Subscription	3,575	4,658	1,083	30%
Services and other	5,473	6,974	1,501	27%

Total cost of revenue	$10,135	$12,770	$2,635	26%

Cost of License Revenue. The cost of license revenue increased slightly by 5% for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. During each of the three months ended March 31, 2017 and 2018, cost of license revenue included $1.0 million in amortization of intangibles acquired in business combinations.

Cost of Subscription Revenue. Cost of subscription revenue increased by $1.1 million, or 30%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Approximately $0.8 million was attributable to an increase in headcount and related allocated expenses to support growth of our subscription cloud-based offering and ongoing maintenance for our expanding licensed customer base. Approximately $0.3 million was attributable to our increased cloud-based hosting costs.

Cost of Services and Other Revenue. Cost of services and other revenue increased by $1.5 million, or 27%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Substantially all of the increase was the result of our increased services and training headcount, related allocated overhead and related stock-based compensation expense.

Gross Profit and Gross Margin

	Three Months Ended March 31,
	2017	2018	Variance $	Variance%
	(In thousands, except percentages)
Gross profit:
Licenses	$11,149	$15,849	$4,700	42%
Subscription	11,377	18,347	6,970	61%
Services and other	2,805	2,748	(57)	(2)%

Total gross profit	$25,331	$36,944	$11,613	46%

Gross Margin:
Licenses	91%	93%
Subscription	76%	80%
Services and other	34%	28%
Total gross margin	71%	74%

Licenses. License gross profit increased by $4.7 million, or 42%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase was the result of increased license revenues with only minor increases in third party royalties.

Subscription. Subscription gross profit increased by $7.0 million, or 61%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase was the result of growth in subscription revenue, as described above, coupled with growth in costs of subscription revenue at a rate lower than our revenue growth as we continue to build economies of scale within our customer support organization and our utilization of cloud-based hosting services.

Services and Other. Services and other gross profit decreased by $0.1 million, or 2%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. This decrease was primarily attributable to the higher costs associated with expanding our infrastructure for our professional services and training organization to support an increasing number of customers.

Operating Expenses

	Three Months Ended March 31,
	2017	2018	Variance $	Variance%
	(In thousands, except percentages)
Operating expenses:
Research and development	$6,927	$9,762	$2,835	41%
General and administrative	3,032	7,657	4,625	153%
Sales and marketing	15,173	23,815	8,642	57%

Total operating expenses	$25,132	$41,234	$16,102	64%

Research and Development Expenses. Research and development expenses increased by $2.8 million, or 41%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Approximately 83% of this increase was the result of an increase in headcount, and related allocated overhead, to optimize and expand our product offerings as well as pursue innovation in identity governance. Substantially all of the remaining increase in research and development expenses was the result of an increase in stock-based compensation expense and an increase in software and maintenance expenses, primarily cloud-based hosting costs related to the development of our cloud-based offering.

General and Administrative Expenses. General and administrative expenses increased by $4.6 million, or 153%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Approximately 82% of the increase was the result of an increase in corporate headcount, and related allocated overhead, to support our transition to a public company and the growth and scale of the business, inclusive of a $2.3 million increase related to stock-based compensation expense. During the first quarter of 2018, approximately $2.3 million of the increase was related to stock-based compensation expense. Additionally, general and administrative expenses increased as a result of increase in facility expense and professional services expenses comprised of legal, accounting and consulting fees.

Sales and Marketing Expenses. Sales and marketing expenses increased by $8.6 million, or 57%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Approximately $7.6 million, or 88%, of the increase was the result of our increased sales and marketing headcount, stock-based compensation expense and related allocated overhead, to support increased penetration into our existing customer base as well as expansion into new industry verticals and geographic markets. As our headcount increased, we also experienced related increases in travel and advertising costs of $0.5 million and $0.4 million, respectively, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

Interest Expense, Net

Interest expense, net of interest income, decreased by $1.5 million, or 56%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. This decrease was primarily due to refinancing our debt to lower the stated interest rate from 9.0% to 5.5%, as well as decrease in the term loan principal balance and related lower amortization of debt issuance cost.

Provision for Income Taxes

The effective tax rate for the three months ended March 31, 2018 is 6.3% compared to a benefit of 9.4% for the prior period. The difference in effective tax rate is primarily due to the increase in foreign taxes and in worldwide pre-tax book loss. For further discussion regarding tax matters, see Note 8 to our unaudited consolidated financial statements appearing elsewhere in this prospectus.

Comparison of the Years Ended December 31, 2016 and 2017

Revenue

	Year Ended December 31,
	2016	2017	Variance $	Variance %
	(In thousands, except percentages)
Licenses	$54,395	$79,209	$24,814	46%
Subscription	49,364	71,007	21,643	44%
Services and other	28,653	35,840	7,187	25%

Total revenue	$132,412	$186,056	$53,644	41%

License Revenue. License revenue increased by $24.8 million, or 46%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Although license revenue from new customers was greater than license revenue from existing customers for both the year ended December 31, 2017 and 2016, the increase in total license revenue was primarily attributable to follow-on sales to our existing customers. During the year ended December 31, 2017 and 2016, revenue from new customers was $48.4 million and $42.2 million, respectively, and license revenue from existing customers was $30.8 million and $12.2 million, respectively. Our revenue from any single customer is determined by the number of identities the customer is entitled to govern as well as the number of modules and solutions purchased.

Subscription Revenue. Subscription revenue increased by $21.6 million, or 44%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was primarily a result of an increase in ongoing maintenance renewals and an increase in maintenance revenue derived from new licenses. Our customer base increased by 238, or 34%, from 695 customers at December 31, 2016 to 933 customers at December 31, 2017. Approximately $1.2 million of the increase in subscription revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Services and Other Revenue. Services and other revenue increased by $7.2 million, or 25%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase is primarily a result of an increase in the number of customers using our consulting and training services.

Geographic Regions. Our operations in the United States were responsible for the largest portion of our revenue in each of the years ended December 31, 2016 and 2017 because of our larger and more established sales force and partner network in the United States as compared to our other regions. Revenue from both EMEA and the rest of the world also increased for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to our investment in increasing the size of our international sales force and strengthening partnerships with global system integrators and resellers worldwide.

The following table sets forth, for each of the periods presented, our consolidated total revenue by geography and the respective percentage of total revenue:

	Year Ended December 31,
	2016		2017
	$	% of total revenue	$	% of total revenue
	(In thousands, except percentages)
United States	$92,116	70%	$134,676	72%
EMEA(1)	25,668	19%	33,097	18%
Rest of the world(1)	14,628	11%	18,283	10%

Total revenue	$132,412		$186,056

(1)	No single country represented more than 10% of our consolidated revenue.

Cost of Revenue

	Year Ended December 31,
	2016	2017	Variance $	Variance %
	(In thousands, except percentages)
Licenses	$4,278	$4,561	$283	7%
Subscription	13,051	16,406	3,355	26%
Services and other	19,709	23,623	3,914	20%

Total cost of revenue	$37,038	$44,590	$7,552	20%

Cost of License Revenue. The cost of license revenue increased by $0.3 million, or 7%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. During each of the years ended December 31, 2016 and 2017, cost of license revenue included $4.0 million in amortization of intangibles acquired in business combinations.

Cost of Subscription Revenue. Cost of subscription revenue increased by $3.4 million, or 26%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Approximately $1.7 million was attributable to an increase in headcount and related allocated expenses to support growth of our subscription cloud-based offering and ongoing maintenance for our expanding licensed customer base. Approximately $1.6 million was attributable to our increased cloud-based hosting costs.

Cost of Services and Other Revenue. Cost of services and other revenue increased by $3.9 million, or 20%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Substantially all of the increase was the result of our increased services and training headcount and related allocated overhead.

Gross Profit and Gross Margin

	Year Ended December 31,
	2016	2017	Variance $	Variance %
	(In thousands, except percentages)
Gross profit:
Licenses	$50,117	$74,648	$24,531	49%
Subscription	36,313	54,601	18,288	50%
Services and other	8,944	12,217	3,273	37%

Total gross profit	$95,374	$141,466	$46,092	48%

Gross margin:
Licenses	92%	94%
Subscription	74%	77%
Services and other	31%	34%
Total gross margin	72%	76%

Licenses. License gross profit increased by $24.5 million, or 49%, during the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was the result of increased license revenues with only minor increases in third party royalties.

Subscription. Subscription gross profit increased by $18.3 million, or 50%, during the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was the result of growth in subscription revenue, as described above, coupled with growth in costs of subscription revenue at a rate lower than our revenue growth as we continue to build economies of scale within our customer support organization and our utilization of cloud-based hosting services.

Services and Other. Services and other gross profit increased by $3.3 million, or 37%, during the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was the result of the volume and mix of services provided in the period yielding a higher price per hour as well as the headcount required to provide such professional services increasing at a slower rate as we continue to build economies of scale within our professional services and training organization.

Operating Expenses

	Year Ended December 31,
	2016	2017	Variance $	Variance %
	(In thousands, except percentages)
Research and development	$24,358	$33,331	$8,973	37%
General and administrative	9,680	17,678	7,998	83%
Sales and marketing	58,607	80,514	21,907	37%

Total operating expenses	$92,645	$131,523	$38,878	42%

Research and Development Expenses. Research and development expenses increased by $9.0 million, or 37%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Approximately 81% of this increase was the result of an increase in headcount, and related allocated overhead, to optimize and expand our product offerings as well as pursue innovation in identity governance. Substantially all of the remaining increase in research and development expenses was the result of increased software and maintenance expenses, primarily cloud-based hosting costs related to the development of our cloud-based offering.

General and Administrative Expenses. General and administrative expenses increased by $8.0 million, or 83%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Approximately 77% of the increase was the result of an increase in corporate headcount, and related allocated overhead, to support the growth and scale of the business. In 2017, approximately $2.0 million of increase was related to stock compensation expense compared to 2016. Additionally, general and administrative expenses increased as a result of an increase in professional services expenses comprised of legal, accounting and consulting fees.

Sales and Marketing Expenses. Sales and marketing expenses increased by $21.9 million, or 37%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Approximately $17.4 million, or 80%, of the increase was the result of our increased sales and marketing headcount, and related allocated overhead, to support increased penetration into our existing customer base as well as expansion into new industry verticals and geographic markets. As our headcount increased, we also experienced related increases in travel and advertising costs of $1.2 million and $1.7 million, respectively, for the year ended December 31, 2017 compared to the year ended December 31, 2016. Substantially all of the remaining increase in sales and marketing expenses was the result of increased partner commissions and consulting costs.

Interest Expense, Net

Interest expense, net of interest income, increased by $7.3 million, or 93%, for the year ended December 31, 2017 compared to the year ended December 31, 2016. These increases were the result of our entry into a new credit facility, effective in August 2016, which increased the stated interest rate from 3.7% to 9.0%, as well as our amendment in June 2017, which increased the term loan principal by $50 million. Additionally, during the fourth quarter of 2017, we paid down $90.0 million of our debt resulting in approximately $1.4 million of cash prepayment penalties and $1.7 million in a non-cash loss on the resulting modification and partial extinguishment of our debt.

Comparison of the Years Ended December 31, 2015 and 2016

Revenue

	Year Ended December 31,
	2015	2016	Variance $	Variance %
	(In thousands, except percentages)
Licenses	$44,124	$54,395	$10,271	23%
Subscription	29,930	49,364	19,434	65%
Services and other	21,302	28,653	7,351	35%

Total revenue	$95,356	$132,412	$37,056	39%

License Revenue. License revenue increased by $10.3 million, or 23%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily attributable to sales to new customers. During the years ended December 31, 2015 and 2016, license revenue from new customers was $29.4 million and $42.2 million and license revenue from existing customers was $14.7 million and $12.2 million, respectively. Our revenue from any single customer is determined by the number of identities the customer is entitled to govern as well as the number of modules and solutions purchased.

Subscription Revenue. Subscription revenue increased by $19.4 million, or 65%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily a result of an increase in maintenance renewals and an increase in maintenance revenue derived from new license sales. Our customer base increased by 175, or 34%, from 520 customers at December 31, 2015 to 695 customers at December 31, 2016. Approximately $3.9 million of the increase in subscription revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Services and Other Revenue. Services and other revenue increased by $7.4 million, or 35%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase is primarily the result of an increase in the number of customers using our consulting and training services. Approximately $0.3 million of the increase in services and other revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Geographic Regions. Our operations in the United States were responsible for the largest portion of our revenue in 2015 and 2016, as well as for our revenue growth in 2016 as compared to 2015, because of our larger and more established sales force and partner network in the United States as compared to our other regions. Revenue from both EMEA and the rest of the world also increased for 2016 as compared to 2015, primarily due to our investment in increasing the size of our international sales force and strengthening partnerships with global system integrators and resellers worldwide.

The following table sets forth, for each of the periods presented, our consolidated total revenue by geography and the respective percentage of total revenue:

	Year Ended December 31,
	2015		2016
	$	% of total revenue	$	% of total revenue
	(In thousands, except percentages)
United States	$63,440	67%	$92,116	70%
EMEA(1)	20,770	22%	25,668	19%
Rest of the world(1)	11,146	12%	14,628	11%

Total revenue	$95,356		$132,412

(1)	No single country represented more than 10% of our consolidated revenue.

Cost of Revenue

	Year Ended December 31,
	2015	2016	Variance $	Variance %
	(In thousands, except percentages)
Licenses	$4,293	$4,278	$(15)	—
Subscription	9,815	13,051	3,236	33%
Services and other	15,151	19,709	4,558	30%

Total cost of revenue	$29,259	$37,038	$7,779	27%

Cost of License Revenue. The cost of license revenue did not materially change in dollar amount from period to period. During the years ended December 31, 2015 and 2016, cost of license revenues included $3.7 million and $4.0 million, respectively, of amortization of intangibles acquired in business combinations.

Cost of Subscription Revenue. Cost of subscription revenue increased by $3.2 million, or 33%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $2.6 million of the increase was the result of our increased headcount, and related allocated overhead, to support growth of our subscription cloud-based offering and ongoing maintenance for our expanding licensed customer base. Approximately $0.6 million of the increase was the result of our increased cloud-based hosting costs for our cloud-based solution. During each of the years ended December 31, 2015 and 2016, cost of subscription revenue included $0.4 million of amortization of intangibles acquired in business combinations.

Cost of Services and Other Revenue. Cost of services and other revenue increased by $4.6 million, or 30%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately 95% of the increase was the result of our increased services and training headcount and related allocated overhead.

Gross Profit and Gross Margin

	Year Ended December 31,
	2015	2016	Variance $	Variance %
	(In thousands, except percentages)
Gross profit:
Licenses	$39,831	$50,117	$10,286	26%
Subscription	20,115	36,313	16,198	81%
Services and other	6,151	8,944	2,793	45%

Total gross profit	$66,097	$95,374	$29,277	44%

Gross margin:
Licenses	90%	92%
Subscription	67%	74%
Services and other	29%	31%
Total gross margin	69%	72%

Licenses. License gross profit increased by $10.3 million, or 26%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of increased license revenue as well as decreased costs on license revenue as a result of acquiring the SecurityIQ technology in July of 2015.

Subscription. Subscription gross profit increased by $16.2 million, or 81%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of growth in subscription revenue, as described above, coupled with growth in costs of subscription revenue at a rate lower than our revenue growth as we continue to build economies of scale within our customer support organization and our utilization of cloud-based hosting services.

Services and Other. Services and other gross profit increased by $2.8 million, or 45%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was the result of the volume and mix of services provided in the period.

Operating Expenses

	Year Ended December 31,
	2015	2016	Variance $	Variance %
	(In thousands, except percentages)
Research and development	$19,965	$24,358	$4,393	22%
General and administrative	7,474	9,680	2,206	30%
Sales and marketing	46,831	58,607	11,776	25%

Total operating expenses	$74,270	$92,645	$18,375	25%

Research and Development Expenses. Research and development expenses increased by $4.4 million, or 22%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $4.0 million of the increase was the result of our increased headcount, and related allocated overhead, to optimize and expand our product offerings as well as pursue innovation in identity governance. Approximately $0.5 million of the increase was the result of increased software and maintenance expenses, primarily cloud-based hosting costs related to the development of our cloud-based solution.

General and Administrative Expenses. General and administrative expenses increased by $2.2 million, or 30%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in general and administrative expenses was primarily the result of a $0.9 million increase in corporate staff, and related allocated overhead, to support the growth and scale of the business and a $1.3 million increase in professional service expense, including sponsor-related costs and other consulting and advisory costs.

Sales and Marketing Expenses. Sales and marketing expenses increased by $11.8 million, or 25%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $10.2 million of the increase was the result of our increased sales and marketing headcount, and related allocated overhead, to support increased penetration into our existing customer base as well as expansion into new industry verticals and geographic markets. Also contributing to the increase in sales and marketing expenses was a $1.6 million increase in expenses related to advertising and marketing programs and a $1.3 million increase in travel expenses, partially offset by a $0.8 million decrease in consulting costs, and a $0.6 million decrease in amortization expense.

Other Expense, Net

Other expense, net increased by $0.8 million, or 55%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily a result of fluctuations in foreign currency exchange rates on sales transactions denominated in foreign currencies.

Interest Expense, Net

Interest expense, net of interest income, increased by $3.4 million, or 87%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of our entry into a new credit facility, effective in August 2016, which increased the stated interest rate from 3.7% to 9.0%.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018
	(In thousands)
Revenue:
Licenses	$9,892	$10,892	$11,379	$22,232	$12,236	$13,341	$16,975	$36,657	$16,987
Subscription	10,969	11,683	12,631	14,081	14,952	16,324	18,506	21,225	23,005
Services and other	6,591	6,861	7,166	8,035	8,278	9,595	8,081	9,886	9,722

Total revenue	27,452	29,436	31,176	44,348	35,466	39,260	43,562	67,768	49,714
Cost of revenue:
Licenses	1,033	1,075	1,064	1,106	1,087	1,110	1,104	1,260	1,138
Subscription(1)	2,813	3,144	3,620	3,474	3,575	3,938	4,020	4,873	4,658
Services and other(1)	4,223	4,770	5,353	5,363	5,473	5,647	5,954	6,549	6,974

Total cost of revenue	8,069	8,989	10,037	9,943	10,135	10,695	11,078	12,682	12,770

Gross profit	19,383	20,447	21,139	34,405	25,331	28,565	32,484	55,086	36,944
Operating expenses:
Research and development(1)	5,492	6,062	6,169	6,635	6,927	7,966	8,443	9,995	9,762
General and administrative(1)	2,663	2,272	2,298	2,447	3,032	3,442	4,414	6,790	7,657
Sales and marketing(1)	13,387	14,465	13,854	16,901	15,173	18,340	19,220	27,781	23,815

Total operating expenses	21,542	22,799	22,321	25,983	25,132	29,748	32,077	44,566	41,234

(Loss) income from operations	(2,159)	(2,352)	(1,182)	8,422	199	(1,183)	407	10,520	(4,290)
Other expense, net:
Interest expense, net	(1,032)	(1,060)	(2,355)	(2,830)	(2,657)	(2,696)	(3,726)	(5,704)	(1,178)
Other, net	(247)	(32)	(117)	(214)	(64)	(30)	(162)	(203)	(147)

Total other expense, net	(1,279)	(1,092)	(2,472)	(3,044)	(2,721)	(2,726)	(3,888)	(5,907)	(1,325)

(Loss) income before income taxes	(3,438)	(3,444)	(3,654)	5,378	(2,522)	(3,909)	(3,481)	4,613	(5,615)
Income tax benefit (expense)	1,324	1,326	1,407	(2,072)	239	(395)	(2,906)	769	(352)

Net (loss) income	$(2,114)	$(2,118)	$(2,247)	$3,306	$(2,283)	$(4,304)	$(6,387)	$5,382	$(5,967)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018
	(In thousands)
Cost of revenue—subscription	$6	$7	$7	$14	$9	$9	$14	$100	$121
Cost of revenue—services and other	12	12	13	26	18	20	23	399	375
Research and development	22	22	24	50	30	35	41	551	641
General and administrative	20	20	20	36	30	45	23	1,964	2,340
Sales and marketing	45	48	52	112	71	76	100	956	1,662

Total stock-based compensation	$105	$109	$116	$238	$158	$185	$201	$3,970	$5,139

	Three Months Ended
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018
	(As % of total revenue)
Revenue:
Licenses	36%	37%	36%	50%	35%	34%	39%	54%	34%
Subscription	40	40	41	32	42	42	42	31	46
Services and other	24	23	23	18	23	24	19	15	20

Total revenue	100	100	100	100	100	100	100	100	100
Cost of revenue:
Licenses	4	4	3	2	3	3	3	2	2
Subscription	10	11	12	8	10	10	9	7	10
Services and other	15	16	17	12	15	14	14	10	14

Total cost of revenue	29	31	32	22	28	27	26	19	26
Gross profit	71	69	68	78	72	73	74	81	74
Operating expenses:
Research and development	20	21	20	15	20	20	19	15	20
General and administrative	10	8	7	6	9	9	10	10	15
Sales and marketing	49	49	44	38	43	47	44	41	48

Total operating expenses	79	78	71	59	72	76	73	66	83

(Loss) income from operations	(8)	(9)	(3)	19	0	(3)	1	15	(9)
Other expense, net:
Interest expense, net	(4)	(4)	(8)	(7)	(7)	(7)	(9)	(8)	(2)
Other, net	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

Total other expense, net	(5)	(4)	(8)	(7)	(7)	(7)	(9)	(8)	(2)
(Loss) income before income taxes	(13)	(13)	(11)	12	(7)	(10)	(8)	7	(11)
Income tax benefit (expense)	5	5	5	(5)	1	(1)	(7)	1	(1)

Net (loss) income	(8)%	(8)%	(6)%	7%	(6)%	(11)%	(15)%	8%	(12)%

Quarterly Trends in Revenue

Our quarterly license revenue increased sequentially within each calendar year presented; however, we experienced a decline sequentially from the fourth quarter of each year to the first quarter of the subsequent year due to increased customer purchasing activity in each fourth quarter. We continue to experience growth in license revenue when comparing similar periods year-over-year as a result of our ability to attract new customers and expand our product offerings within our existing customer base.

Our quarterly subscription revenue increased in each period presented primarily due to increases in maintenance renewals as a result of our expanding licensed customer base. Sales of subscriptions to our platform also continue to grow as a result of the expanding breadth and functionality of our platform, increasing brand awareness, and the success of our sales efforts with new and existing customers. We recognize revenue from maintenance and subscription fees ratably over the term of the contract period; therefore, changes in our sales activity in a period may not be apparent as a change to our revenue until future periods.

Our quarterly services and other revenue increased sequentially in each period presented. We have experienced increasing demand for our consulting and training services as our customer base, both licensed and recurring, has continued to expand.

Quarterly Trends in Operating Expenses

Our operating expenses have generally increased sequentially as a result of our growth and are primarily related to increases in personnel-related costs to support our expanded operations and our continued investment in our platform infrastructure and service capabilities.

Quarterly Key Business Metrics

	Three Months Ended
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018
Number of customers	558	589	628	695	725	776	829	933	984
Subscription revenue as a percentage of total revenue	40%	40%	41%	32%	42%	42%	42%	31%	46%
Adjusted EBITDA (in thousands)	$1,050	$853	$1,734	$11,498	$3,152	$1,857	$3,376	$17,116	$3,342

Liquidity and Capital Resources

As of March 31, 2018, we had $130.9 million of cash and cash equivalents and $1.5 million of availability under our revolving credit facility. As of March 31, 2018, we had approximately $3.3 million of cash and cash equivalents held in our foreign subsidiaries. We do not consider the earnings of our foreign subsidiaries, with the exception of India, to be permanently reinvested in foreign jurisdictions and have consistently applied Section 956 of the Internal Revenue Code to such earnings. As a result of applying Section 956 consistently to our intercompany cash flows, the majority of the earnings in our foreign subsidiaries represent income that was previously taxed in the United States. As a result, there would be no material income tax consequences to repatriating the cash currently held in our foreign subsidiaries. In India, we continue to invest and grow our research and development activities and have no plans to repatriate undistributed earning held in India back to the U.S. parent company, and therefore consider earnings in India to be permanently reinvested.

We believe that existing cash and cash equivalents, any positive cash flows from operations and available borrowings under our revolving credit facility will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities and the introduction of new solutions and product enhancements. To the extent existing cash and cash equivalents and borrowings under our revolving credit facility are not sufficient to fund future activities, we may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity financing may be dilutive to our existing stockholders. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity financing, incur indebtedness, or use cash resources. We have no present understandings, commitments or agreements to enter into any such acquisitions. Also, as of December 31, 2017 and March 31, 2018, we had no material commitments for capital expenditures.

Since inception, we have financed operations primarily through license fees, maintenance fees, subscription fees, consulting and training fees, borrowings under our credit facility and, to a lesser degree, the sale of equity securities. Our principal uses of cash are funding operations and capital expenditures. Over the past several years, revenue has increased significantly from year to year and, as a result, cash flows from customer collections have increased. However, operating expenses have also increased as we have invested in growing our business. Our operating cash requirements may increase in the future as we continue to invest in the strategic growth of our company.

Our Credit Facility

Pursuant to the Credit Agreement by and among SailPoint Technologies, Inc., as the borrower, and SailPoint Technologies Intermediate Holdings, LLC and SailPoint International, Inc., as guarantors, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent and collateral agent, as amended from time to time, we have a credit facility that consists of a term loan facility with a balance outstanding of $70.0 million as of March 31, 2018, a $7.5 million revolving credit facility and a letter of credit sub-facility with an aggregate limit equal to the lesser of $7.5 million and the aggregate unused amount of the revolving commitments then in effect. As of March 31, 2018, we had $1.5 million available under our revolving credit facility due to $6.0 million in standby letters of credit, issued primarily in connection with our new corporate headquarters lease. See the section titled “Business—Facilities” for more information regarding our new corporate headquarters lease. Each of the term loan facility and revolving credit facility has a maturity of five years and will mature on August 16, 2021.

All of our obligations under our credit facility are guaranteed by our existing and future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.

See the section titled “Description of Indebtedness” for additional information regarding our credit facility, including the amendment entered into in the fourth quarter of 2017 in connection with the consummation of our initial public offering.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands)
Cash provided by operating activities	$3,560	$6,540	$21,856	$6,858	$15,322
Cash used in investing activities	(16,308)	(1,255)	(2,521)	(273)	(526)
Cash provided by (used in) financing activities	9,849	(1,962)	78,520	(238)	62

Net (decrease) increase in cash, cash equivalents and restricted cash	$(2,899)	$3,323	$97,855	$6,347	$14,858

Cash Flows from Operating Activities

During the three months ended March 31, 2018, cash provided by operating activities was $15.3 million, which consisted of a net loss of $6.0 million, adjusted by non-cash charges of $7.9 million and a net change of $13.4 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $2.6 million, amortization of debt issuance costs of $0.1 million, and stock-based compensation of $5.1 million. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $5.9 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services, a decrease in accounts receivable of $16.9 million due to the timing of receipt of payments from customers, a decrease in prepayments and other assets of $1.4 million, and an increase in income taxes payable of $0.2 million, partially offset by a decrease in accounts payable of $0.4 million due to timing of cash disbursements, and a decrease in accrued expenses and other liabilities of $10.7 million due primarily to accrual of additional commissions and bonuses.

During the three months ended March 31, 2017, cash provided by operating activities was $6.9 million, which consisted of a net loss of $2.3 million, adjusted by non-cash charges of $2.7 million and a net change of $6.4 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $2.5 million, amortization of debt issuance costs of $0.2 million, deferred taxes of $0.1 million and stock-based compensation of $0.2 million. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $2.1 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services, a decrease in accounts receivable of $6.5 million due to the timing of receipt of payments from customers, an increase in accounts payable of $0.7 million due to timing of cash disbursements, partially offset by a decrease in prepayments and other assets of $0.3 million, a decrease in income taxes payable of $0.3 million and a decrease in accrued expenses of $2.3 million due primarily to the payout of prior period commissions and bonuses.

During 2017, cash provided by operating activities was $21.9 million, which consisted of a net loss of $7.6 million, adjusted by non-cash charges of $17.2 million and a net change of $12.2 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $10.2 million, amortization of debt issuance costs of $0.7 million, loss on modification and partial extinguishment of debt of $1.7 million and stock-based compensation of $4.5 million. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $28.0 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services, an increase in accrued expenses of $10.9 million due primarily to accrual of additional commissions and bonuses, an increase in accounts payable of $1.4 million due to timing of cash disbursements, an increase in income taxes payable of $0.6 million, partially offset by an increase in prepayments and other assets of $2.2 million, an increase in other non-current assets of $2.5 million and an increase in accounts receivable of $24.1 million due to the timing of receipt of payments from customers.

During 2016, cash provided by operating activities was $6.5 million, which consisted of a net loss of $3.2 million, adjusted by non-cash charges of $8.8 million and a net change of $0.9 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $10.0 million, amortization of debt issuance costs of $0.7 million, and stock-based compensation of $0.6 million, partially offset by $2.5 million in deferred taxes. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $20.2 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services and an increase in accrued expenses of $1.7 million related primarily to commissions on our subscription revenue, partially offset by an increase in accounts receivable of $17.2 million due to the timing of receipt of payments from customers, an increase in prepaid expenses and other assets of $3.6 million due to payments for various services to be rendered in subsequent periods and a decrease in accounts payable of $0.3 million due to timing of cash disbursements.

During 2015, cash provided by operating activities was $3.6 million, which consisted of a net loss of $10.8 million, adjusted by non-cash charges of $6.7 million and a change of $7.7 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $9.6 million, amortization of debt issuance costs of $0.1 million, and stock-based compensation of $0.2 million, partially offset by $3.3 million in deferred taxes. The change in our net operating assets and liabilities, net of acquisitions, was primarily a result of an increase in deferred revenue of $11.6 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services and an increase in accrued expenses of $3.1 million related primarily to commissions on our subscription revenue, partially offset by an increase in accounts receivable of $5.3 million due to the timing of receipt of payments from customers, an increase in prepayments and other assets of $1.1 million due to payments for various services to be rendered in subsequent periods, and an increase in accounts payable of $0.6 million due to timing of cash disbursements.

Cash Flows from Investing Activities

During the three months ended March 31, 2018, cash used in investing activities was $0.5 million, consisting of purchases of property and equipment.

During the three months ended March 31, 2017, cash used in investing activities was $0.3 million, consisting of $0.4 million in purchases of property and equipment, partially offset by $0.1 million in proceeds from sales of property and equipment.

During 2017, cash used in investing activities was $2.5 million, consisting of $2.7 million in purchases of property and equipment, partially offset by $0.2 million in proceeds from sales of property and equipment.

During 2016, cash used in investing activities was $1.3 million, consisting of purchases of property and equipment.

During 2015, cash used in investing activities was $16.3 million, consisting of $15.2 million of cash paid for acquisitions and $1.2 million in purchases of property and equipment.

Cash Flows from Financing Activities

During the three months ended March 31, 2018, cash provided by financing activities was $0.1 million, consisting of proceeds from the exercise of stock options.

During the three months ended March 31, 2017, cash used in financing activities was $0.2 million, consisting of $0.3 million for the repurchase of common and preferred stock, partially offset by proceeds from the exercise of stock options.

During 2017, cash provided by financing activities was $78.5 million, consisting of $172.0 million of net proceeds from the issuance of common stock in our initial public offering, after deducting underwriting discounts and commissions of approximately $13.3 million, proceeds from borrowings of $50.0 million and $0.4 million of proceeds from the exercise of stock options, partially offset by $90.0 million in repayments of debt, $1.4 million of debt issuance cost, $50.4 million for preferred dividend payments, $1.4 million in debt prepayment and $0.7 million in purchase of equity shares.

During 2016, cash used in financing activities was $2.0 million, consisting of $3.1 million in debt issuance costs and $0.2 million for the repurchase of common and preferred stock, partially offset by $1.3 million in proceeds from the issuance of common and preferred stock.

During 2015, cash provided by financing activities was $9.8 million, consisting of net proceeds of $10.0 million from a draw down on our prior credit facility and $0.3 million in proceeds from the issuance of common and preferred stock, partially offset by $0.5 million for the repurchase of common and preferred stock.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$52,279	$2,785	$7,449	$9,918	$32,127
Term loan facility-principal(1)	70,000	—	—	70,000	—
Term loan facility-interest(2)	14,438	3,850	7,700	2,888	—
Purchase obligations	21,825	6,950	14,875	—	—

Total	$158,542	$13,585	$30,024	$82,806	$32,127

(1)	The amounts included in the table above represent principal maturities only.
(2)	Amounts represent estimated future interest payments on borrowings under our term loan facility, which are floating rate instruments and were estimated using the interest rate effective at December 31, 2017 of approximately 5.5% multiplied by the principal outstanding on December 31, 2017. For additional information, refer to “Description of Indebtedness.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

We had cash and cash equivalents of $18.2 million, $116.1 million and $130.9 million as of December 31, 2016 and 2017 and March 31, 2018, respectively. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

At March 31, 2018, we also had in place a $7.5 million revolving credit facility, which was undrawn but limited by $6.0 million in standby letters of credit, and a $70.0 million term loan facility, both of which bear interest based on the adjusted LIBOR rate, as defined in the Credit Agreement, with a 1% floor, plus an applicable margin of 4.5%. A hypothetical 10% change in interest rates would not have resulted in a material impact on our consolidated financial statements.

We did not have any current investments in marketable securities as of December 31, 2016 or 2017 or March 31, 2018.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to operating expense denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound, Israeli Shekel and the Indian Rupee. As of December 31, 2016 and 2017 and March 31, 2018, our cash and cash equivalents included $0.9 million, $3.2 million and $3.3 million, respectively, held in currencies other than the U.S. dollar. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect our operating results as expressed in U.S. dollars. These amounts are included in other expense, net on our consolidated statements of operations.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates because, although substantially all of our revenue is generated in U.S. dollars, our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, Europe and Asia. Our results of operations and cash flows could therefore be adversely affected in the future due to changes in foreign exchange rates. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our results of operations or cash flows, and to date, we have not engaged in any hedging strategies with respect to foreign currency transactions. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates, and we may choose to engage in the hedging of foreign currency transactions in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2016, 2017 or thus far in 2018 because substantially all of our sales are denominated in U.S. dollars, which have not been subject to material currency inflation, and our operating expenses that are denominated in currencies other than U.S. dollars have not been subject to material currency inflation.

Internal Control Over Financial Reporting

In finalizing our financial statements for our initial public offering, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, related to our accounting for certain complex, non-routine transactions affecting our presentation of amortization expense related to acquisitions, equity transactions and related disclosure and earnings per share calculations. We are taking measures to remediate this material weakness, including establishing more robust accounting policies and procedures, reviews on the adoption of new accounting positions and financial statement disclosures, and selection and engagement of consultants to assist us in determining positions and evaluating new accounting policies. We have not yet remediated this material weakness, and we cannot assure you that these measures and any further measures that we implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses.

We currently anticipate hiring additional finance and accounting personnel as we continue to build our financial reporting infrastructure and further develop and document our financial reporting procedures. We also cannot assure you that we have identified all of our existing material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to Our Business—Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.”

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be effected.

We believe that the accounting policies associated with revenue recognition, stock-based compensation and income taxes are the most significant areas involving management’s judgments and estimates. Therefore, these are considered to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus.

Revenue Recognition

We recognize revenue from the following sources: (i) fees for licenses, (ii) ongoing maintenance of our licensed products and subscription fees for access to our cloud-based offering and related support, and (iii) fees for consulting with our customers on configuring and optimizing the use of our products and subscription services and training services related to the implementation and configuration of our platform.

We recognize revenue net of sales taxes and other applicable taxes, in accordance with GAAP, when all of the following criteria are met: there is persuasive evidence of an arrangement, delivery has occurred or service has been performed, the fee is fixed or determinable, and collectability is probable.

When non-software arrangements involve multiple elements that qualify as separate units of accounting, we allocate revenue to each deliverable based upon its relative selling price. The estimated selling price for each element is based upon the following hierarchy: (i) vendor-specific objective evidence (“VSOE”) of selling price, if available; (ii) third-party evidence (“TPE”) of selling price, if VSOE of selling price is not available; or (iii) best estimate of selling price (“ESP”), if neither VSOE of selling price nor TPE of selling price is available. When software arrangements involve multiple elements that qualify as separate units of accounting, we allocate revenue to each element based on VSOE.

We frequently enter into sales arrangements that contain multiple elements or deliverables. For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and separable non-software deliverables as a group based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) TPE, and (iii) ESP. Cloud-based services, and professional services related to cloud-based services, are considered to be non-software elements in our arrangements.

VSOE of fair value for each element is based on our standard rates charged for the product or service when such product or service is sold separately or based upon the price established by our pricing committee when that product or service is not yet being sold separately. We establish VSOE for maintenance and professional services using a “bell-shaped curve” approach. When applying the “bell-shaped curve” approach, we analyze all maintenance renewal transactions over the past 12 months for that category of license and plot those data points on a bell-shaped curve to ensure that a high percentage of the data points are within an acceptable margin of the established VSOE rate. This analysis is performed quarterly on a rolling 12-month basis.

When we are unable to establish a selling price for non-software arrangements using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy, pricing factors and analysis of historical transactions.

Revenue for software arrangements that include undelivered elements is recognized using the residual method. Under the residual method, the fair value of the undelivered elements for which we have established VSOE is deferred and recognized as delivered to the customer and the remaining portion of the agreement fee is recognized as license revenue upon delivery. The determination of fair value of each undelivered element in software arrangements is based on VSOE. If VSOE has not been established for certain undelivered elements in an agreement, revenue is deferred until those elements have been delivered or their VSOE has been determined.

Revenue from maintenance and SaaS services is recognized ratably over the relevant contract period.

Services revenue includes fees from consulting and training services. Consulting and training services are judged to not be essential to the functionality of our software and SaaS offerings, are listed separately in arrangements, are optional and are sold separately. As a result, we have established VSOE or ESP for consulting and training services and they therefore qualify for separate accounting.

In order to account for deliverables in some multiple-deliverable arrangements as separate units of accounting, delivered elements must have standalone value. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the software or SaaS sale, and the contractual dependence of the sale on the customer’s satisfaction with the professional services. Professional services sold as part of SaaS arrangements generally qualify for separate accounting.

Consulting and training service revenue that qualifies for separate accounting is recognized as the services are performed using the proportional performance method for fixed fee consulting contracts, or when the right to the service expires. Many of our consulting contracts are billed on a time and materials basis.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Stock-Based Compensation

We recognize compensation costs related to equity awards, including stock options and incentive units, granted based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

The Black-Scholes option-pricing model requires the input of highly subjective assumptions. Our assumptions are as follows:

•	Expected volatility. As we have been a public company for a limited amount of time and do not have sufficient trading history for our common stock, the expected stock price volatility for our common stock is estimated by taking the average historical price volatility for industry peers over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free interest rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Expected dividend yield. We have never declared or paid any cash dividends to common stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

•	Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we base our expected term for awards issued to employees or members of our board of directors on the simplified method, which represents the average period from vesting to the expiration of the stock option.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates used for our stock-based compensation calculations on a prospective basis.

We analyze the facts and circumstances of each equity instrument to determine if modification accounting is required. This analysis includes a review of factors that influence the probability of vesting. If circumstances arise that have changed the probability that an equity instrument will vest, or other factors have triggered a modification, the revised fair value is calculated, and additional stock-based compensation is recognized over the remaining service period of the modified option.

Historically, for all periods prior to our initial public offering, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, enterprise value of comparable public companies evaluated on a quarterly basis and the overall market and economic environment.

For stock awards made following the completion of our initial public offering, our board of directors determines the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

Income Taxes

We are subject to federal, state and local taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current federal and state income tax in the United States.

We account for uncertain tax positions based on those positions taken or expected to be taken in a tax return. We determine if the amount of available support indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. We then measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our consolidated statements of operations in the period in which such determination is made.

As of December 31, 2017, we had deferred tax assets of approximately $5.6 million, primarily comprised of our NOL carryforwards. We have a full valuation allowance for net deferred tax assets, including NOL carryforwards, and tax credits related primarily to research and development for our operations in the United States. We will continue to assess the need for a valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the periods in which the adjustment is determined to be required.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identified net assets acquired. Goodwill and intangible assets that have indefinite lives are not be amortized, but rather tested for impairment annually, or more often if and when events or circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and may first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount and whether the two-step impairment test on goodwill is required. Goodwill is tested using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. There were no impairments of goodwill during the years ended December 31, 2015, 2016 and 2017, and our reporting unit is not at risk of failing step one of the goodwill impairment test.

In 2017, we elected to change the annual assessment date for goodwill and indefinite lived intangible assets from December 31st to October 31st because the change in date creates synergy and enhances the quality of our indefinite lived intangible assets impairment analysis.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our audited and unaudited consolidated financial statements appearing elsewhere in this prospectus.

LETTER FROM FOUNDER

Thank you for considering an investment in our company.

I have had the privilege to be a co-founder of two software companies, SailPoint and Waveset, focused on the identity management arena, working with many of the same team members across both. Through those experiences, I have learned there are two essential attributes that give a company real staying power – a great market opportunity and a phenomenal team built on solid values to go after it.

Market Opportunity

For the last several decades, as technology’s role expanded in business, and the importance of digital information became paramount in every organization, the protection of that information became critical, giving rise to the IT security industry. Over time, many different technologies and systems were devised to help organizations with the fundamental task of protecting information. At the same time, as the pace of technological innovation accelerated, it also became non-negotiable to empower the organization to rapidly adopt these innovative digital capabilities, so that businesses could remain or become competitive, non-profits could serve more effectively and efficiently, and government organizations could address the myriad needs of their citizens.

But, somewhere along the way, I believe the industry missed something very fundamental – to empower people’s use of technology, while simultaneously protecting the critical information assets those people are accessing, requires the organization to know the IDENTITY of everyone in the environment. And, sadly, many organizations cannot answer two simple questions – “Who has access to what information? Should that person have that access or not?” SailPoint was founded by people who are passionate about helping customers address their identity management challenges, something the founders have been doing for almost two decades. We firmly believe that Identity Governance, which helps organizations address these questions, is a significant opportunity. As the world of enterprise IT becomes increasingly complex with the adoption of cloud and mobile computing, and the cost of failing to properly govern and control identity becomes prohibitively expensive in lost reputation, or even lost revenue, organizations must ensure that they can grow and adapt securely and confidently. That is our opportunity.

Team & Culture

My SailPoint co-founders, Kevin Cunningham and Jackie Gilbert, as well as my co-founders in our prior company, undertook these endeavors with an incredibly strong belief in the power of a team to address any significant challenge. From our experience, we knew that the only sure way to create and grow an effective team was to balance our collective strengths and weaknesses, so that we could successfully address the many needs of a burgeoning business. As we grew, and our needs evolved, this approach guided us to find people that complement our abilities and experiences with their own significant strengths. That attitude is now pervasive throughout our company. None of us is as good as all of us together, and the power to solve the complex issues we face with our customers and partners demands that we find the very best mix of skills, experiences, and creativity in our people. Because we have consistently kept the hiring bar very high, we are blessed to have an amazing team.

While it is difficult to agree upon a single definition of company culture, almost everyone accepts the notion that the root of any company’s culture is its values. We have now held to our four core values for twenty years across these two companies. It’s my privilege to share them with you here:

Innovation – We develop creative solutions to real customer challenges. So much technology in our industry is created without a clear line of sight to how it will help customers solve a real problem. We relentlessly focus our teams on the market drivers that are created by our customers’ pain points, and push our engineering teams to come up with incredibly creative ways to address them. We are broadly recognized as a thought leader in our space.

Integrity – We deliver on the commitments we make. Another common complaint in the technology industry is the tendency of companies to “over-promise and under-deliver”. We make it our point to do the opposite. By simply following through on what we say we’ll do, we engender real trust with our customers and partners, and that starts by doing the same with our team members. In a time when confidence seems to have eroded in institutions all around us, we strive to be truly “trust-worthy”.

Impact – We measure and reward results, not activity. This value stems from a frustration we all shared about the number of people in the workforce who simply don’t strive to move the needle every day. Over time, complacency and bureaucracy have crippled many companies; in other situations, it is not a lack of activity, but a lack of purposeful activity which becomes the organization’s undoing. We do our best to ensure that every one of our employees has a clear view of what they need to do to be successful in serving their customer, whether that customer is internal or external to our company.

Individuals – We value every person in our company. It’s probably apparent by now, but we have a strong belief that companies are really just collections of people, and that if you treat those people like adults and appreciate them, they will do remarkable things together. It is our belief that when you hire incredibly competent people, who also happen to be humble, they create an amazing team.

By employing these four values every day, we have built a team at SailPoint that is unmatched in our industry, as we serve a growing and loyal group of satisfied customers and partners. They rely upon us to deliver compelling solutions to their identity challenges, and trust that we will work alongside them to ensure their success to the best of our ability.

So, that’s it. We have an exciting opportunity. We’ve built what we believe is the best team to go after it. And, we operate with a deeply held set of beliefs which continue to attract more people to our community. We think it’s a winning formula.

We hope you’ll join us on the journey.

Mark McClain

CEO & Founder

BUSINESS

Our Vision

Our fundamental belief is that identity is power. Our mission is to enable enterprises to grow and innovate, securely and efficiently. To do so, we have created our open identity platform that empowers users and governs their access to applications and data across complex, hybrid IT environments.

Overview

SailPoint is a leading provider of enterprise identity governance solutions. Our team of visionary industry veterans launched SailPoint to empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used. We offer both on-premises software and cloud-based solutions, which provide organizations with the intelligence required to empower users and govern their access to applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

Organizations globally are investing in technologies such as cloud computing and mobility to improve employee productivity, business agility and competitiveness. Today, enterprise environments are more open and interconnected with their business partners, contractors, vendors and customers. Business users have driven a dramatic increase in the number of applications and data that organizations need to manage, much of which sits beyond the traditional network perimeter. Because of these trends, the attack surface is expanding while well-funded cyber attackers have significantly increased the frequency and sophistication of their attacks. As a result, IT professionals need to manage and secure increasingly complex hybrid IT environments within these extended enterprises.

Attackers frequently target the identity vector as it allows them to leverage user identities to gain access to high-value systems and data while concealing their activity and movements within an organization’s IT infrastructure. The consequences of a data breach can be extremely damaging, with organizations facing significant costs to remediate the breach and repair brand and reputational damage. In addition, governments and regulatory bodies have increased efforts to protect users and their data with a new wave of regulatory and compliance measures that are further burdening organizations and levying severe penalties for non-compliance. As a result of these trends, enterprises are struggling to efficiently manage and secure their digital identities.

We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations and their applications and data. We deliver a user-centric security platform that combines identity and data governance solutions to form a holistic view of the enterprise. In combination with our technology partners, we create identity awareness throughout our customers’ environments by providing valuable insights into, and incorporating information from, a broad range of enterprise software and security solutions. Our governance platform provides a system of record for digital identities across our customers’ IT environments while allowing them to remain agile and competitive. Our adaptable solutions integrate seamlessly into existing technology stacks, allowing organizations to maximize the value of their technology investments. Our professionals work closely with customers throughout the implementation lifecycle, from documentation to development to integration.

Our solutions address the complex needs of global enterprises and mid-market organizations. Our go-to-market strategy consists of both direct sales and indirect sales through resellers, such as Optiv, and system integrators. Our mature system integrator channel includes global consultants such as Accenture, Deloitte, KPMG and PwC, all of whom have dedicated SailPoint practices, with some dating back more than 7 years. As of March 31, 2018, more than 980 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe.

Our leadership in identity governance has been recognized by independent research firms. Gartner has named us a leader in their Magic Quadrant for Identity Governance and Administration for the sixth consecutive time.2 Also, SailPoint has been named a leader in Forrester’s Identity Management and Governance report and a leader in KuppingerCole’s Identity as a Service Leadership Compass.

Our revenue grew at a compound annual growth rate of 36% from the year ended December 31, 2012 to the year ended December 31, 2017. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our revenue was $95.4 million, $132.4 million, $186.1 million, $35.5 million and $49.7 million, respectively. During such periods, purchase accounting adjustments reduced our revenue by $5.6 million, $1.4 million, $0.1 million, $55 thousand and $13 thousand, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net loss was $10.8 million, $3.2 million, $7.6 million, $2.3 million and $6.0 million, respectively. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2017 and 2018, our net cash provided by operations was $3.6 million, $6.5 million, $21.9 million, $6.9 million and $15.3 million, respectively.

Industry Background

Enterprises Are Adopting New Technologies, Resulting in Complex IT Environments

Modern Organizations Have Hybrid IT Environments. Organizations have invested trillions of dollars over the last several decades in building large, complex IT environments to automate business processes, improve efficiency and gain a competitive advantage. Historically, the vast majority of this spend was for technologies deployed on-premises such as mainframes, client-server computer hardware, and infrastructure and application software. Many large organizations still host their most mission-critical applications and data on mainframes or other legacy systems, some of which are decades old, because of their inherent reliability and stability. According to IDC, worldwide spending on public cloud services and infrastructure will reach $160 billion in 2018, an increase of 23.2% over 2017. While organizations are shifting a portion of their IT budgets to invest in technologies such as cloud computing, the majority of IT investment remains on-premises. Consequently, organizations continue to operate highly complex hybrid IT environments, and will do so for many years to come.

The Extended Enterprise Increases Risk. Enterprises increasingly allow business partners, such as contractors and third-party vendors, and customers to access their IT environments. While providing this access is critical in today’s competitive and highly-connected world, it significantly increases the number of digital identities that enterprises need to manage. It also exposes enterprises to new risks as they are usually not able to control the security of their partners’ IT environments the same way they control their own. Security professionals have become increasingly aware of this vulnerability inherent to the extended enterprise as a number of recent security breaches involved the compromise of legitimate credentials granted to business partners.

Unstructured Data Is Exploding within Enterprises. Enterprises are increasingly digitizing business activities to improve and transform their operations, leading to unprecedented growth in data volumes. According to IDC estimates, over 13 times as much data was created in 2016 as compared to 2010. A byproduct of enterprise digitization is the massive growth and sprawl of unstructured data. Unstructured data is typically

[2]	Gartner, Inc., “Magic Quadrant for Identity Governance and Administration,” dated February 21, 2018. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

exported from enterprise applications and aggregated in text documents, presentations, graphics, emails, audio and video files, and other user-generated content. Unstructured data is frequently highly sensitive or critical, and it is accessed through multiple file stores and applications from both inside and outside the organization. Structured data, in contrast, is typically stored in databases and accessed through enterprise applications. Unstructured data volume growth is largely attributable to the growing number of software applications, mobile devices and connected systems found in the extended enterprise. Organizations have rapidly adopted cloud storage systems to accommodate their data troves, leading to more unstructured data being stored outside the corporate firewall. As these trends continue, comprehensively securing access to all enterprise data is becoming increasingly difficult.

Advances in Robotic Process Automation Software and Internet of Things Further Increase Complexity and Present Unknown Risks. A digital identity no longer correlates only to a human user. The notion of what an identity encapsulates has expanded to include a range of intelligent software and connected devices. RPA software mimics the same “manual” paths taken through applications by humans and often requires similar access to enterprise applications and data. The growth of IoT has resulted in a broad range of devices that have the ability to transfer data over a connected network, examples of which include medical equipment in hospitals, x-ray security systems in airports and sophisticated manufacturing equipment. The end result is that RPA software and IoT devices represent billions of new identities for organizations to potentially secure, govern and manage.

Security Threats Are Raising the Stakes for Organizations Everywhere

Cyber Criminals Are Launching Highly Sophisticated, Stealthy and Targeted Attacks on an Unprecedented Scale. Advanced attacks are multi-staged, unfolding over time and utilize a range of attack vectors with military-grade cyber weapons and proven techniques such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. Cyber attackers, including criminal organizations, state-sponsored organizations and ideological groups, are highly-motivated and well-funded to achieve their objectives. These objectives range from seeking financial gain to engaging in industrial espionage and cyber warfare. According to a study by Risk Based Security, in 2017, nearly 7.9 billion data records were lost or stolen. Our 2017 Market Pulse Survey found that 60% of enterprises fully expect to be breached in 2017, and a third believe they will not even know when it happens. Breaches occur daily and there is significant financial and brand value destruction associated with attacks. A 2017 IBM Security and Ponemon Institute study estimates that on average organizations experience $3.6 million in losses due to a security breach.

Attacks Are Increasingly Focused on the Identity Vector. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. In addition to targeting networks and endpoints, cyber attackers are exploiting identities to gain legitimate access to sensitive systems and high-value personal and corporate data. According to the Verizon 2017 Data Breach Investigations Report, 81% of hacking-related breaches involve the misuse of identity credentials, leveraging stolen and/or weak passwords. Nefarious insiders can pose a similarly high risk to organizations by leveraging valid user credentials to steal sensitive data while often remaining undetected. According to McAfee, more than 40% of data loss is caused by insiders. Many large, well-known organizations have been subject to cyber attacks that exploited the identity vector, including Advocate Health Care, Home Depot, Société Générale, Target, the U.S. Office of Personnel Management and Yahoo!, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities.

Organizations Face Growing Regulatory and Compliance Requirements

Regulatory Pressures Are Increasing. New and evolving regulations and compliance standards for cyber security, data protection, privacy and internal IT controls are often created in response to the tide of cyber attacks and will increasingly impact organizations. Existing regulatory standards, such as the Sarbanes-Oxley Act, HIPAA and PCI-DSS, require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation related to identity and access with stricter enforcement and higher penalties. For instance, the European Parliament approved the GDPR, which is designed to standardize data privacy laws across Europe to protect EU citizens. Significantly, failure to comply can result in fines of the greater of €20 million or 4% of revenue. The constant barrage of regulatory and compliance mandates has created a “culture of compliance” across geographies and industries.

Complying with Regulations Is Difficult and Costly. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. Most organizations implement a range of manual processes and use a myriad of discrete and uncoordinated tools. These patchwork approaches leave organizations blind to their areas of highest risk. The fear of non-compliance, failed audits and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level.

The Identity Landscape

Legacy Identity Solutions Are Struggling to Meet Evolving Enterprise Requirements

Most legacy identity solutions were initially developed 15 to 20 years ago, when the IT environment was significantly different and operational, security and compliance challenges were far less demanding. These identity management solutions have struggled to meet evolving enterprise requirements in today’s complex, hybrid IT environment given their inherent limitations:

•	Cumbersome and expensive to deploy, manage and evolve. Legacy identity solutions were built with inflexible architectures that required significant customization to integrate with existing infrastructure and applications, resulting in extremely expensive deployments and limited rollouts. These solutions were built over time through acquisitions and were not designed and built on unified platforms. With dated architectures and design principles, they have become very difficult to manage and operate across the enterprise.

•	Not designed for business users. Legacy identity solutions were architected for IT professionals to provision and control user access, wholly ignoring the needs of the modern business user.

•	Closed, proprietary architectures. Legacy identity solutions were not typically designed to integrate or interoperate with other security and IT infrastructures.

•	Not designed for cloud and mobile environments. Legacy identity solutions were originally designed before the existence of cloud computing and widespread adoption of mobile devices in the enterprise, and have struggled to extend their functionality to support today’s hybrid IT environments.

•	Difficult to manage user access to unstructured data. Legacy identity solutions are focused primarily on controlling access to applications and the associated structured data. Despite the rapid growth of unstructured data, these solutions have not evolved to address this growing risk.

While some legacy identity management vendors have attempted to evolve their solutions to address today’s challenges, we believe their legacy architectures have limited their ability to effectively meet enterprise requirements. These shortcomings have increasingly led customers to replace their legacy solutions.

Access Management and Identity Governance Are Distinct Categories

In recent years, in response to the adoption of cloud computing and mobility, many access management solutions have been developed to provide convenient access to cloud applications and data. These products enforce real-time access, offering functionality such as single sign-on, multi-factor authentication and mobile access, emphasizing user convenience rather than organizational control or improved security. Organizations seeking to govern their complex IT environments effectively and efficiently need to invest in a robust identity governance platform to properly manage and secure user access to applications and data throughout the enterprise.

Our Opportunity

We believe our platform addresses a significant capability gap in today’s complex and hybrid world. As a result of this complexity, increasing security threats which are often focused on the identity vector, and growing regulatory and compliance requirements, organizations can no longer afford to accept the legacy identity management solutions, which leave them struggling to efficiently and securely govern digital identities. We believe the benefits of identity-based solutions are becoming more widely known, and spend traditionally allocated to perimeter-based solutions is being disrupted. Our open identity platform provides a solution that is able to accommodate customers as they grow, expand and respond to security, regulatory and competitive challenges. We offer a unified view of the enterprise and security policies, govern access to applications and data, and seamlessly scale as our customers’ needs evolve. As organizational complexity continues to increase, our solutions will become increasingly essential to govern users and their access to applications and data.

Forrester estimates the worldwide market for identity and access management software is $9.8 billion in 2018 and will grow to $13.3 billion in 2021. According to Gartner, by 2020, data-centric audit and protection (“DCAP”) products will replace disparate siloed data security tools in 40% of large enterprises, up from less than 5% today.

Gartner estimates the total DCAP market grew rapidly in 2016, more than 20% to exceed $1.2 billion.3 Taken together, these represent a $11 billion market opportunity in 2018.

Our Solution

We were founded by identity industry veterans to develop a new category of identity management solutions, address emerging identity governance challenges and drive innovation in the identity market. In 2007, we pioneered identity governance through our release of IdentityIQ, our on-premises identity governance solution. In 2010, we revolutionized provisioning by integrating it with governance into a single solution. In 2013, we introduced the first cloud-based identity governance solution. In 2015, we extended identity governance by adding our identity governance for data stored in files solution to manage unstructured data, a rapidly growing area of risk. In 2017, we further extended identify governance with the introduction, on a limited basis, of our advanced identity analytics solution, which is designed to enable rapid detection of security threats.

Our platform offers a comprehensive approach to identity governance by delivering compliance controls, user lifecycle management, password management and data access governance for users, applications and data across cloud and on-premises environments. We have built an open platform that is highly flexible and scalable, addresses the challenges of the hybrid enterprise and is adaptable to changing IT, security and compliance requirements.

Key benefits of our open identity platform include:

•	Comprehensive and scalable identity governance for all applications and data. Our governance-based approach manages the full lifecycle of user access to applications and data across the hybrid IT environment, from mainframe to on-premises to cloud, ensuring organizations have full control and visibility over who currently has access to which resources, who should have access to those resources, and how that access is being used. In addition, our solution controls access to all types of data, including both structured and unstructured forms, allowing organizations to identify risks associated with unauthorized access to data by employees, contractors and business partners, without disrupting or hindering business operations. Our solution operates at Internet scale across billions of points of access.

•	Flexible deployment model. While large and mid-market enterprises face similar operational, security and compliance challenges in managing digital identities across their IT environments, we offer on-premises and cloud-based identity governance solutions to serve customers that may have different resources, expertise, budgets and use cases. We have offered our on-premises identity governance solution, IdentityIQ, for a decade and find that it is often the best fit for large, complex enterprises whereas IdentityNow, our cloud-based offering, is often the best fit for mid-market enterprises. We architected IdentityNow as a multi-tenant cloud offering that leverages the core capabilities of IdentityIQ and is delivered as a scalable cloud service. Notably, both our on-premises and cloud-based solutions address the needs of hybrid environments by supporting on-premises as well as cloud applications and data. Our customers benefit from the flexibility to adopt the solution that best fits their unique needs.

•	Open architecture that powers an identity-aware ecosystem. We have designed our platform with an open architecture to power an identity-aware ecosystem. Our open architecture enables our platform to bi-directionally share data with many common security and IT operations products. Our platform includes a comprehensive set of APIs, plugins and SDKs to ensure seamless connectivity to on-premises and cloud apps, structured and unstructured data and third-party integrations. In 2015, we launched our Identity+ Alliance program, which provides standards, tools and guidance to ease the integration of IT and security products with our platform, making them more “identity-aware” and significantly increasing the effectiveness of our customers’ security and risk mitigation efforts.

[3]	Gartner, Inc., “Market Guide for Data-Centric Audit and Protection,” March 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

•	Lower total cost of ownership. While executives acknowledge the strategic value of IT to their businesses and IT environments continue to grow in complexity, IT budgets are generally under pressure and executives are seeking more cost-effective technologies. Our solutions, which provide self-service capabilities, such as password resets and access requests, deliver measurable cost savings by improving the productivity of end users. In addition, our solutions increase the productivity of business managers by reducing time spent setting up and re-certifying access permissions, and improve the efficiency of IT staff by minimizing the volume of help desk calls related to automatable processes. Our open platform architecture promotes IT reuse and eliminates vendor lock-in, driving higher overall IT efficiency.

•	Helping customers address key identity-related challenges. Our open identity platform enables our customers to address key operational, security and compliance challenges, including:

•	Empower users and enable enterprise visibility. Our platform empowers employees and other users by ensuring that they have access to the applications and data they need when they need them while ensuring that IT organizations have the required visibility and control over access. We also ensure IT teams have visibility into users’ entitlements and their access to applications and data across the enterprise, enabling the business to set and enforce appropriate policies.

•	Prevent or mitigate impact of data breaches. Our approach to provisioning and verifying user access to applications and data proactively reduces the risk of security breaches and minimizes the damage that can be done if a cyber attacker acquires user credentials or an insider goes rogue. In addition, our forthcoming real-time analytics offerings use machine learning techniques to further identify suspicious or anomalous behaviors.

•	Address regulatory and compliance requirements. Our platform automates many of the processes customers use to comply with numerous government standards and industry regulations, such as the Sarbanes-Oxley Act, HIPAA, PCI-DSS and GDPR. We ensure that the correct policies and IT controls are in place to verify users are appropriately provisioned for access to sensitive information and we enable collaboration and effective governance across business, IT, audit and compliance teams.

Our Growth Strategy

Key investments we are making to drive growth include:

•	Driving new customer growth within existing geographic markets. Based on data from S&P Global Market Intelligence, we believe we have penetrated less than 2% of the approximately 65,000 companies in the countries where we have customers today. As a result, there is a significant opportunity to expand our footprint through both new, greenfield installations and displacement of competitive legacy solutions. We plan to expand our customer base in these countries by continuing to grow our sales organization, expand and leverage our channel partnerships and enhance our marketing efforts.

•	Continuing to expand our global presence. We believe there is a significant opportunity to grow our business internationally. Enterprises around the world are facing similar operational, security and compliance challenges, driving the need for identity governance. Although we have personnel in 23 countries and customers in over 35 countries as of March 31, 2018, we generated only 28% of our revenue outside of the United States in 2017. We plan to leverage our existing strong relationships with global system integrators and channel partners to grow our presence in Europe, Asia Pacific and other international markets.

•	Further penetrating our existing customer base. Our customer base of more than 980, as of March 31, 2018, provides a significant opportunity to drive incremental sales. Our customers have the flexibility to start with a single use case or project and expand over time. As they realize the value of their investment, new use cases and deployments are identified, allowing us to sell more products to existing customers and to expand the number of identities we cover within their organizations. For example, cumulative license revenue from one of our global insurance customers increased from $0.3 million to $2.0 million during its first five years as a customer. As another example, cumulative license revenue from one of our multinational telecommunications customers increased from $0.1 million to $1.6 million during its first five years as a customer. We believe strong customer satisfaction is fundamental to our ability to expand our customer relationships. To support this endeavor, we have a dedicated team that is focused on customer success and has been instrumental in further penetrating our existing customer base.

•	Expanding market and product investment across new and existing vertical markets. We believe there is significant opportunity to further penetrate our target vertical markets by providing vertical-specific identity solutions and focusing our marketing efforts to address the use cases of those customers. With this approach, we believe we will be better able to address opportunities in key industries, such as financial services, healthcare and federal, state and local government.

•	Leveraging and expanding our network of partners. Our partnerships with global system integrators, such as Accenture, Deloitte, KPMG and PwC, and resellers, such as Optiv, have helped us extend our reach and serve our customers more effectively. We see a significant opportunity to offer comprehensive solutions to customers by collaborating with adjacent technology vendors. For example, we collaborate with leading access management vendors (e.g., Microsoft, Okta and VMware) by adding our identity governance capabilities to their access management services. We intend to continue to invest in our partnership network as their influence on our sales is vital to the success of our business.

•	Continuing to invest in our platform. Innovation is a core part of our culture. We believe we have established a reputation as a technology leader and innovator in identity governance. In 2017, on a limited release basis, we introduced IdentityAI, an innovative identity analytics solution that provides customers with the real-time visibility they need to understand the risk associated with user access and detect anomalous behavior. As we have done in the past, we intend to continue investing to extend our position as a leader in identity governance by developing or acquiring new products and technologies.

Products

We deliver an integrated set of products to address identity governance challenges for large and mid-market enterprises. This set of products supports all aspects of identity governance including provisioning, access request, compliance controls, password management, identity governance for data stored in files and identity analytics.

Our products deliver governance across the hybrid enterprise, extending from the mainframe to the cloud.

During the first quarter of 2018, we introduced a comprehensive delivery strategy that provides customers with deployment options for their identity governance platform. Global enterprises can choose to deploy our identity governance solutions through the following comprehensive options:

•	SaaS: Delivered as a turn-key SaaS offering to enable mid-sized enterprises to rapidly adopt a comprehensive approach to identity that takes advantage of the fast time-to-value and ease-of-use that SaaS provides.

•	Public Cloud: Customer-hosted in a public cloud platform (like Amazon Web Services or Microsoft Azure) to maximize the benefits of a fully owned and operated identity governance platform balanced with the agility and efficiencies of the public cloud.

•	Data Center: Deployed on premises, for those organizations with a desire to maintain complete control of their identity infrastructure while addressing the sophisticated needs of the large enterprise environment.

•	Managed Service: Hosted and delivered by a trusted managed service provider, delegating some or all identity governance administration to a proven service provider to assess, deploy, manage and support overall identity efforts.

We believe that providing our customers with a comprehensive set of deployment options gives them the freedom to choose the identity governance delivery strategy that best aligns with their infrastructure strategy.

We provide over 100 out-of-the-box connectors to enterprise applications such as SAP and Workday, which automate the collection and provisioning of identity data. We also provide governance over infrastructure components such as operating systems, directories, and databases and over vertical solutions such as Epic in the healthcare provider market.

Our solutions are built on our open identity platform which enables connectivity to a variety of security and operational IT applications such as access management (e.g., Microsoft, Okta and VMware), IT service management solutions (e.g., BMC Remedy and ServiceNow), privileged access management (e.g., CyberArk), enterprise mobility management (EMM), security information and event management (SIEM) and data loss prevention (DLP) solutions. Our open identity platform extends the reach of our identity governance processes across customer environments and collects additional information to improve the application of identity governance controls.

IdentityIQ

IdentityIQ is our on-premises identity governance solution. It provides large, complex enterprise customers a unified and highly configurable identity governance solution that consistently applies business and security policies as well as role and risk models across applications and data on-premises or hosted in the cloud. IdentityIQ enables organizations to:

•	Empower users to request and gain access to enterprise applications and data;

•	Automate provisioning across the user lifecycle, from on-boarding, to transfers and promotions to off-boarding by simplifying processes for creating, modifying and revoking access;

•	Enable business users to reset their passwords via self-service tools without the need for IT involvement;

•	Provide on-demand visibility to IT, business and risk managers into “who has access to what resources” to help make business decisions, improve security and meet audit requirements;

•	Improve security and eliminate common weak points associated with data breaches, including weak passwords, orphaned accounts, entitlement creep and segregation-of-duties policy violations; and

•	Manage compliance using automated access certifications and policy management.

We package and price IdentityIQ into modules with unique functionality, including:

•	Lifecycle Manager: This module provides a business-oriented solution that delivers access securely and cost-effectively. The self-service access request capabilities feature an intuitive user interface that empowers business users to take an active role in managing changes to their access while greatly reducing the burden on IT organizations. Automated provisioning manages the business processes of granting, modifying and revoking access throughout a user’s lifecycle with an organization, whether that user is an employee, contractor or business partner. Changes to user access can be automatically provisioned via a large library of direct connectors for applications such as Workday and SAP or synchronized with IT service management solutions such as ServiceNow.

•	Compliance Manager: This module enables the business to improve compliance and audit performance while lowering costs. It provides business user friendly access certifications and automated policy management controls (e.g., segregation of duty violation reporting) that are designed to simplify and streamline audit processes across all applications and data. Built-in audit reporting and analytics give IT, business and audit teams visibility into, and management over, all compliance activities in the organization.

•	Password Manager: This module delivers a simple-to-use solution for managing user passwords to reduce operational costs and boost productivity. End users are empowered with a self-service interface for updating or resetting their password without having to contact the help desk. Configurable strong password policies enforce consistent security controls across on-premises and cloud applications. Password Manager has the capability to synchronize password changes across multiple applications so they remain consistent at all times.

IdentityNow

IdentityNow is our cloud-based, multi-tenant identity governance suite, which is delivered as a subscription service. IdentityNow provides customers with a set of fully-integrated services for compliance, provisioning and password management for applications and data hosted on-premises or in the cloud. IdentityNow meets the most stringent identity governance requirements and provides enterprise-grade services that meet scalability, performance, availability and security demands. IdentityNow provides the same benefits as IdentityIQ, but additionally enables organizations to:

•	Automate identity governance processes in one unified solution delivered from the cloud;

•	Accelerate deployment with built-in best practice policies, options and default settings; and

•	Eliminate the need to buy, deploy and maintain hardware and software to run an identity governance solution.

We package and price IdentityNow into services with unique functionality, including:

•	Cloud Platform: IdentityNow provides foundational components for identity governance in the cloud, including production and sandbox instances and the IdentityNow Cloud Gateway virtual appliance, which leverages our patented method for integrating with on-premises applications and data. IdentityNow also includes a large catalog of pre-built connectors and application profiles to on-premises and cloud applications, leveraging the intellectual property developed for IdentityIQ.

•	User Provisioning: This module enables business users to be productive from day one. With IdentityNow user provisioning, organizations can streamline the on-boarding and off-boarding process with best practice configurations and workflows, enabling IT to immediately grant employees access to the applications and data they need to do their jobs.

•	Access Request: This module empowers the entire enterprise with a robust self-service solution for requesting and approving access to applications and data. Automating the access request process quickly delivers business users the access they need to do their jobs.

•	Access Certifications: This module automates the process of reviewing user access privileges across the organization. Using IdentityNow, organizations can quickly plan, schedule and execute certification campaigns to ensure the right users have the appropriate access to corporate resources.

•	Password Management: This module offers business users an intuitive, self-service experience for managing and resetting passwords from any device and from anywhere. This service enforces consistent and secure password policies for all users across all systems from the cloud to the data center.

SecurityIQ

Our on-premises identity governance for files solution, SecurityIQ, secures access to the growing amount of data stored in file servers, collaboration portals, mailboxes and cloud storage systems. SecurityIQ helps organizations identify where sensitive data resides, who has access to it, and how they are using it—and then puts effective controls in place to secure it. Today, SecurityIQ is designed to interoperate with IdentityIQ to provide comprehensive visibility and governance over user access to unstructured data. By augmenting identity data from structured systems with data from unstructured data targets, organizations can more quickly identify and mitigate risks, spot compliance issues and make the right decisions when granting or revoking access to sensitive data. SecurityIQ enables organizations to:

•	Improve IT staff productivity by empowering the business to govern user access to unstructured data;

•	Unify identity governance for structured and unstructured data processes and policies;

•	Mitigate risk of inappropriate access to data stored in files, whether on-premises or in the cloud;

•	Improve audit performance through automation of manual compliance activities such as access certifications; and

•	Decrease operational costs by optimizing storage resources.

We package and price SecurityIQ by target storage systems, which include file shares, SharePoint, Exchange, Active Directory and cloud storage solutions (e.g., Box). The following core capabilities are provided across all storage systems:

•	Data Discovery and Classification: SecurityIQ allows businesses to rapidly find and classify sensitive unstructured data stored in files located on-premises and in cloud file shares. Once identified, SecurityIQ collects and analyzes user permissions that grant access to each file and proactively flags issues for resolution. In addition, SecurityIQ provides visibility to when users access sensitive data, creating a 360-degree view of who has access and how that access is being used.

•	Policy Controls: SecurityIQ enables organizations to implement automated policy controls over user access to unstructured data. Through policy enforcement, SecurityIQ governs who gets access to what documents and file shares. Intuitive and actionable dashboards help data owners track and eliminate identified risk exposures and manage all data access requests.

•	Risk Remediation: SecurityIQ provides comprehensive options for remediating risks and optimizing file storage. The policy-based remediation model flags questionable user behavior and immediately alerts unstructured data owners to take action.

•	Compliance Automation: SecurityIQ streamlines compliance processes associated with privacy and data protection. The access certification capability allows organizations to review and approve ongoing user access to unstructured data, regardless of where it is stored. Interactive reports make it easy for compliance and audit teams to meet regulatory requirements, such as GDPR and HIPAA.

IdentityAI

To help organizations detect potential threats before they turn into security breaches, in 2017, on a limited release basis, we introduced a new identity analytics solution, IdentityAI, which is delivered as a subscription service. Using machine learning technologies, IdentityAI analyzes identity data, such as account and entitlement assignments, combined with real-time activity information, to identify suspicious or anomalous behaviors. As a result, customers will gain a much deeper understanding of the risk associated with user access, allowing them to focus their governance controls to reduce that risk. We are continuing development of IdentityAI to enable organizations to:

•	Improve operational efficiency of the IT organization and business productivity by automating identity governance activities for routine and low-risk access;

•	Detect and alert on anomalous behaviors and potential threats using artificial intelligence technology;

•	Scan massive amounts of identity data to identify risks without having to rely on a team of security experts; and

•	Classify behavioral threats and focus controls on high-risk scenarios and conditions.

We are continuing to develop IdentityAI to provide the following core capabilities:

•	Audit: IdentityAI tracks user access over time to determine historical patterns for individual digital identities. This allows for the system to quickly identify abnormal user access or activity patterns.

•	Peer Group Analysis: IdentityAI dynamically builds peer groups based on user attributes and access patterns. Peer group analysis is then used to identify outliers which may pose additional risk due to out-of-band or exceptional access privileges.

•	Behavioral Analysis: IdentityAI monitors user behaviors, including access requests and approvals and application access events, at individual and peer group levels to baseline normal patterns and alert when anomalies are detected.

•	Risk Assessment: IdentityAI leverages machine learning algorithms to create a dynamic risk model that automatically evolves as data changes. Risk scores are used to identify potential threats and tune identity controls to focus on high-risk users and events while deprioritizing low-risk activities.

Technology

Our comprehensive, enterprise-grade identity governance platform is the result of both years of investment and the expertise of the company’s management and technical teams. Taking the lessons learned from our experiences with prior generation identity solutions, our engineers and architects designed a modern identity platform with internet scale, comprehensive hybrid environment coverage, and openness to optimize customers’ existing technology investments.

Identity Cube Technology

Our Identity Cube technology establishes the 360-degree control essential to govern and secure digital identities in today’s complex IT environments. Our extensive data modeling capabilities allow us to understand how each identity relates to the full IT environment, whether on-premises or in the cloud. SailPoint’s account correlation and orphan account management capabilities allow IT security professionals and business managers to track and monitor the accounts that are most frequently under attack.

Identity Cubes track all relevant information about an identity and its relationships to applications and data. They create the “identity context” which is key to an identity-aware infrastructure in which identity information is shared across the extended enterprise. With identity context, operational and security systems can make informed decisions about access and perform key remediation and change requests on our open identity platform via our standardized APIs and SDKs.

Model-Based Governance

Our model-based governance engine sits at the center of our platform and provides a comprehensive understanding of both the current state of who currently has access to what as well as the desired state of who should have access to what. The governance engine is responsible for managing the ongoing process of aligning these two states.

Governance and control models are used to drive our policy-based reconciliation service and to define how reconciliation and provisioning fulfillment actions are executed. These models are designed with graphical tools, enabling IT and business users to own and define the reconciliation and fine-grained access provisioning fulfillment processes for applications and data.

Provisioning Broker

Our provisioning broker provides separation between identity processes at the business level (e.g., requesting access to an application) and the actual fulfillment of that request on the target system. The provisioning broker is a specialized business process workflow execution engine that manages long-running provisioning tasks and provides tracking, monitoring and statistics for the end-to-end fulfillment process.

The decoupling capability of the provisioning broker maximizes our customers’ flexibility and allows for the reuse of their existing IT investments. For example, if access to an application can only be provided manually through the opening of a help desk ticket, the provisioning broker will send that request to the help desk and report back on the status of that request. Likewise, if a customer utilizes a legacy provisioning system, the provisioning broker can pass off a request to that legacy system for fulfillment. In addition, the provisioning broker provides us with a unique migration strategy for customers moving from a legacy system to our identity governance solutions.

Enterprise-Grade Cloud Gateway

To manage on-premises infrastructure, applications and data from the cloud, we employ a Cloud Gateway Server (“CGS”), delivered as virtual machine behind the customer’s firewall, which ensures that all SailPoint communications are highly secure. Our CGS technology is a high availability, secure, self-managed container that allows for controlled and automated updates of our connector infrastructure while ensuring the integrity of individual on-premises and cloud connections.

Our CGS also provides an innovative and patented approach to protecting our customer’s credentials. Our “zero-knowledge encryption” technology allows us to store all of a customer’s passwords and security credentials inside the CGS behind their firewall. As a result, we protect the confidentiality of our customers’ system and end-user credentials, even if our cloud service provider were to be breached.

Data Ownership Assessment and Election

Verifying the business end-user who is the logical owner of information is a key challenge in managing growing volumes of unstructured data in the enterprise. We have developed a patent-pending approach to determine the rightful owner of files so they can be integrated into governance control processes, such as access certifications and access approvals. Our solution leverages profile data to determine logical owners of information based on identity attributes and usage data. Once a set of logical owners is identified, we use a crowd-sourcing approach to allow other users familiar with the data to vote on the rightful owner of the file or file storage location. This enables organizations to efficiently identify and designate specific owners for sensitive information stored in files and incorporate them into identity governance processes.

Connectivity for the Hybrid IT Environment

Our extensive library of over 100 proprietary connectors provides interfaces to on-premises and cloud applications. These connectors are the means by which we provide governance over target systems. We support granular management of a wide range of systems, from mainframe security managers, including CA ACF2 and Top Secret, IBM and RACF, to traditional enterprise applications, including Oracle E-Business Suite and SAP, and pure SaaS business applications, such as Microsoft Office365, Salesforce and ServiceNow. The same connectors are used for both our on-premises and cloud-based products. This allows both solutions to leverage fully the over 400 man years we have invested in developing these connectors.

Open and Extensible Identity Platform

Our open identity platform is the result of over a decade of investment. Recognizing identity governance is at the center of critical enterprise business and IT processes, we developed a comprehensive set of services that go beyond simple APIs. In addition to our comprehensive API strategy, we deliver SDKs and plug-in frameworks which allow our partners and customers to create their own integrations and extensions to our core product capabilities. For example, we leverage our open identity platform to integrate with third-party user provisioning solutions, such as IBM Security Identity Manager and Oracle Identity Manager, and service desk solutions, such as BMC Remedy and ServiceNow, to implement account change requests. This enables SailPoint to govern access and provide identity context to downstream processes managed by these solutions. We also collect activity and other information from third-party solutions to improve risk analytics and identity governance processes in our products.

Our APIs and SDKs are compliant with System for Cross-domain Identity Management (“SCIM”) and both provide standards-based bi-directional runtime access to our identity context model. Many such integrations and extensions have already been built by partners and certified for commercialization on our open identity platform.

Customers

We have over 980 customers in over 35 countries, as of March 31, 2018. In the years ended December 31, 2015, 2016 and 2017, we generated 33%, 30% and 28%, respectively, of our revenue outside of the United States. No single customer represented more than 10% of our revenue for the years ended December 31, 2015, 2016 or 2017 or the three months ended March 31, 2018.

Our customers span a wide range of industries, including manufacturing, energy and industrials (17%); banking (15%); government, education and non-profit (13%); technology, media and telecommunications (12%); finance (11%); healthcare (10%); insurance (10%); and retail and consumer (8%) (percentages are based on our customer counts as of March 31, 2018).

We primarily focus on large and mid-market enterprises, and many of our customers are leaders in their industries. For example, our customers in Fortune’s 2017 Global 500 list include:

•	7 of the top 15 banks (commercial and savings),

•	9 of the top 15 property and casualty insurance companies,

•	5 of the top 15 pharmaceutical companies, and

•	4 of the top 6 health care companies (insurance and managed care).

In addition, our customers include 11 of the 15 largest federal government agencies by employee count, based on the most recent Employment and Trends report published by the U.S. Office of Personnel Management.

Some of our top customers, based on revenue, that have consented to being named in this prospectus include:

Name	Industry
ConAgra	Retail and Consumer
Delphi Automotive, LLP	Manufacturing, Energy and Industrials
Dr. Pepper Snapple Group	Retail and Consumer
Eli Lilly	Healthcare
NIH-CIT	Government (Federal)
NXP	Technology, Media and Telecommunications
Raymond James & Associates	Finance
RBS	Banking
Royal Bank of Canada	Banking
Saint Luke Health System	Healthcare
Swisscom	Technology, Media and Telecommunications
TAL Services	Insurance
The State of Maryland	Government (State)
University of Nebraska	Education
Weight Watchers	Retail and Consumer
Western Union	Finance

Customer Case Studies

NXP Semiconductors

Challenge: This Fortune Global 2000 technology company needed an identity governance solution to proactively assist in safeguarding intellectual property and securing applications accessed by over 45,000 employees who work across the enterprise. The company required a solution that had robust user access certification and role management capabilities, as well as automated provisioning and self-service password management.

Solution: This organization, which has been a customer since 2016, selected SailPoint’s identity governance platform because it addresses current compliance and security challenges, and provides a flexible platform to meet NXP Semiconductors’ needs in the future. The company is now more secure, ensuring internal users have the proper access to applications and systems at the right time. With SailPoint, NXP Semiconductors can ensure that users are productive on “day one.” NXP Semiconductors also moved some identity management functionality to the cloud and now provides self-service password requests so users can change their passwords from mobile devices using SailPoint’s SaaS solution.

Sallie Mae

Challenge: Sallie Mae faced spiraling compliance costs due to their many service offerings to consumers in addition to its role as a federal contractor. To address both their regulatory and security concerns, the organization needed to automate their tediously manual processes in order to keep up-to-date with access certifications, while also ensuring access was appropriate to pre-defined roles.

Solution: Sallie Mae, which has been a customer since 2013, began using a SailPoint solution that provided near-immediate results and simplified the process of identity management for Sallie Mae to increase IT efficiencies. With SailPoint, Sallie Mae was able to completely restructure its compliance efforts to be more efficient, automated and cost-effective. Business managers now spend less time on the access certification process because they are only asked to certify roles and not each individual identity. Importantly, the company now has visibility into “who has access to what” and has reduced the cost and frustration associated with access certifications.

A Large Global Company

Challenge: This Fortune Global 500 company was struggling to maintain compliance with the Sarbanes-Oxley Act, PCI-DSS, SAS 70 auditing standard and other regulatory mandates. The company was using an internally developed solution to manage user access to corporate applications for its more than 300,000 global employees. This internally developed solution required a lot of development, lacked a business-friendly interface, and did not address key audit deficiencies like separation-of-duty policy violations.

Solution: The organization originally selected SailPoint in 2010, primarily to focus on automating user access controls to support their compliance requirements by showing who has access to what. SailPoint’s identity governance solution initially aggregated and correlated identity data across more than 100,000 users and 10 million entitlements. This organization defined and modeled more than 100 entitlement-based separation-of-duty (“SoD”) policies in order to eliminate significant SoD control deficiencies and put quarterly access certifications in place. Since its initial purchase, the identity governance implementation has continued to expand, with over 450,000 digital identities licensed as of December 31, 2017.

A Major Manufacturer

Challenge: This Fortune 500 manufacturing company elected to migrate away from an outdated, legacy Sun Microsystems (acquired by Oracle) IDM solution. The company also needed to streamline its compliance efforts and improve the business user experience, as well as automate its previously manual security processes addressing employee and contractor access privileges.

Solution: The company chose SailPoint in 2011 to both replace its IDM solution and automate the access certification processes. The company immediately improved visibility and control over user population by automating the governance of IT controls and corporate policy related to user access, and significantly streamlined access requests for end users with automated provisioning. After implementing SailPoint’s identity platform, more than 60,000 requests were handled automatically – most through self-service request. The company estimated that it would save approximately $1 million annually as a result of implementing SailPoint’s IdentityIQ. The company has continued to renew its maintenance and support agreement since its initial implementation in 2011.

An International Consumer Brand

Challenge: This mid-market consumer organization began migrating its on-premises databases and applications to the cloud, while also procuring new cloud services, and needed a solution to provision access to its entire cloud IT environment. As part of its new “cloud-first” strategy, the organization wanted a comprehensive, enterprise-grade identity governance solution that was delivered via a full, multi-tenant SaaS solution.

Solution: As the company embraced its cloud-first, mobile-first approach, in 2015, it turned to SailPoint’s IdentityNow to automate its previously manual security processes. With SailPoint’s SaaS solution, the company moved away from an error-prone, manual process that lasted four to six months, and can now automatically provision access to ensure “day-one productivity” for employees. With a centralized view into its identity data, the organization is now taking a risk-based approach in its compliance processes to further address potential issues. Since its initial two-year subscription in 2015, the company has both increased the number of identities under its subscription agreement as well as extended the term.

Sales and Marketing

Sales

We sell our platform through our direct sales organization, which is comprised of field and inside sales personnel, as well as through channel partners. Our sales strategy relies on a “land-and-expand” business model, in which our initial deployment with a new customer typically addresses a limited number of use cases within a single business unit. Such initial deployments frequently expand across departments, divisions and geographies through a need for additional users, increased usage or extended functionality. As we expand our portfolio of solutions within our platform, we execute a growing number of “combination” deals that include two to three of our products in the initial transaction.

Our sales force is structured by geography, customer size, status (customer or prospect) and industry. By focusing some of our sales representatives on the specific needs of vertical industries, we have been able to drive significant results and establish ourselves as an identity governance leader for that industry. Our global sales organization is comprised of quota-carrying sales representatives supported by market development representatives, sales engineers, partner managers, product and technical specialists and architects.

Partners constitute an essential part of our selling model. We have established a model designed to create zero conflict, and typically include our partners in all of our training and enablement efforts, including our semi-annual sales kick-off events. As a result, our indirect sales model, executed through our global and regional system integrators, technology partners and value-added resellers, is a key factor in our overall success.

Marketing

Our marketing strategy is focused on building a strong brand through differentiated messaging and thought leadership, educating the market on the importance of identity, communicating our product advantages and generating pipeline for our sales force. Our data-driven approach to marketing is tightly aligned to our sales and channel strategy and provides agility to leverage market opportunities as they arise. Our awareness efforts focus on branding, content marketing, public and analyst relations and social media, including blogs and bylines. Educational and pipeline maturation programs include global email campaigns and webinars, security events and customers round tables. Pipeline generation and maturation efforts focus on local events in our three major geographies: (i) Americas, (ii) Europe, the Middle East and Africa (EMEA) and (iii) Asia-Pacific (APAC). Audiences for such events are typically IT and security professionals, including CIOs and CISOs. We host an annual user conference that brings together customers, prospects and our partners to learn about our platform as well as network and share best practices with each other. Our user conferences demonstrate our strong commitment to enabling our customers to succeed, while also serving as an opportunity to create pipeline for new sales to prospective customers and additional sales to existing customers.

Professional Services and Maintenance and Customer Support

Professional Services

We are primarily focused on ensuring that our professional services partners, who perform a majority of the implementations for our customers, are able to implement our solutions successfully. We provide “expert services” to partners and customers, including deployment best practices, architecture and code reviews, real-time technical training, and complex implementation assistance. We provide instructor-led courses, self-paced e-learning and on-site training. We expect the use of SailPoint University, our e-learning service introduced in 2016, to grow at an accelerated pace in the coming years, making it more accessible for customers and partners to get trained on our products. We also lead direct implementations when requested by a customer. We believe our investment in professional services, as well as the investment our partners are making to grow their SailPoint professional services practices, will drive increased adoption of our platform.

Maintenance and Customer Support

Our customers receive one year of software maintenance as part of their initial purchase of our on-premises solutions and may renew their maintenance agreement following the initial period. Our cloud-based solutions include customer support. For our on-premises solutions, our maintenance provides customers with the right to receive major releases of their purchased solutions, maintenance releases and patches and access to our technical support services during the term of the agreement. We provide our cloud-based solutions customers with technical support services and all aspects of infrastructure support. We maintain a customer support organization, which includes experienced, trained engineers, that offers multiple service levels for our customers based on their needs. These customers receive contractual response times, telephonic support and access to online support portals. Our highest levels of support provide 24x7x365 support for critical issues. Our customer support organization has global capabilities, a deep expertise in our solutions and, through select support partners, is able to deliver support in multiple languages.

Customer Success Management

Our customer success strategy centers around our investment in, and ownership of, the post-sale experience for our customers. Every customer has a dedicated Customer Success Manager (“CSM”), who is responsible for ensuring that return on investment and business results, committed during the sales cycle, are achieved. Through proactive and regular engagements, the CSM makes sure every customer is satisfied and is using their SailPoint products or services optimally. When necessary, the CSM coordinates cross-departmental resources to remove any barrier to success. In addition, our customer success team utilizes customer data to identify and present any cross-sell or upsell solutions aligned to a customer’s business objectives, thereby contributing to revenue expansion and increased product penetration. By proactively managing customer relationships, our CSM team nurtures client advocates, who become a powerful asset in closing new business.

Partnerships and Strategic Relationships

As a core part of our strategy, we have cultivated strong relationships with partners to help us increase our reach and influence, while providing a broader distribution of our software platform. We have developed a large partner network consisting of technology partners, system integrators, a growing network of value-added resellers and our G4 Alliance partners (Accenture, Deloitte, KPMG and PwC). In fact, over 80% of our new customer transactions involved our partners. We believe that our extensive partnership network enables us to provide the most complete identity governance solution to our customers. Currently, we work with over 100 partners in over 40 countries.

Technology Partners

We have partnered with industry leaders across a spectrum of technologies that enable organizations to integrate their entire security and operational infrastructure into our platform so that breaches can be better identified, mitigated and contained, and operations can be streamlined. We believe that solutions from companies such as CyberArk, Informatica, Microsoft, MobileIron, Okta, ServiceNow and VMware that are plugged into our open identity platform through APIs provide our customers value-added capabilities to build an identity-aware enterprise.

Value-Added Resellers

Value-added resellers bring product expertise and implementation best practices to our customers globally. They provide vertical expertise and technical advice in addition to reselling or bundling our software. All of our reseller partners have been trained to demonstrate and promote our identity platform. Our reseller channel ranges from large companies, like Optiv, to regional resellers in our markets and territories. Our reseller program is designed to scale growth, help generate new opportunities, optimize customer experience and increase profitability as well as sales efficiency.

System Integrators

We partner with many large and global system integrators. We have partnerships with global advisory firms such as Deloitte, KPMG and PwC, with global system integrators such as Accenture, Infosys and Tata, and with many regional system integrators in all three of our geographies. The focus of our system integrators program is to deliver pipeline growth and bookings, to help partners drive self-sufficiency and to foster transparency and collaboration through shared assets and resources. We have implemented joint business controls and metrics that provide a platform for discussion and partnership development and help us optimize our program and unified value proposition.

Identity+ Alliance

The SailPoint Identity+ Alliance is a technology partnering network that leverages familiar standards and methods—like SQL, SCIM and Representational State Transfer (REST)—that make it easy to share identity context and configure identity-specific policies across disparate systems. For example, when Privileged Account Management (PAM) systems are integrated with our solutions, enterprises can conduct regular audits of privileged users and automatically remediate any policy violations. Program offerings include access to SailPoint SDKs and APIs, developer support, and cloud-based certification services. After two years, the Identity+ Alliance comprises over 30 technology and implementation partners and has produced over ten certified solutions.

Research and Development

Innovation is one of our core values, and it is at the heart of how we think and do business. We believe ongoing and timely development of new products and features is imperative to maintaining our competitive position. We continue to invest in both our cloud and on-premises solutions across our global innovation centers in Austin, Texas, Pune, India and Tel Aviv, Israel. Additionally, we have made significant investment in our connectors business, which is a key enabler to our open identity platform. As of March 31, 2018, our research and development team had 245 employees. For the years ended December 31, 2015, 2016 and 2017 and the three months ended March 31, 2018, our research and development expenses totaled approximately $20.0 million, $24.4 million, $33.3 million and $9.8 million, respectively.

As part of our relentless drive toward innovation and technical market leadership, we created SailPoint Labs in 2011. SailPoint Labs is a dedicated, stand-alone technology investigation and engineering group that sits outside of the company’s core product development and delivery teams. The Labs team has two specific charters: Labs Research, which is focused on forward-looking technology prototyping, and targets mid-to-long term product enhancements and new service offerings; and Labs Runtime, which is focused on performance and scalability testing and ensuring that we deliver the best possible solutions. Examples of Labs Research prototypes that went into production are our plugin framework, our AD password recovery technology and our recent Privileged Account Management Integration module. In addition, the Labs Research team co-authored the SCIM open standard, which provides for an automated exchange of user identity information between identity domains, or IT systems. The Labs Runtime team is responsible for developing and continually advancing the performance and scalability of our products and solutions by establishing benchmarks and best practices for high-performance and extreme scalability scenarios.

Competition

We operate in a highly competitive market characterized by constant change and innovation. Our competitors include large enterprise software vendors such as CA Technologies, IBM and Oracle; pure-play data access governance vendors such as Varonis; and companies of varying sizes that offer less-comprehensive solutions, which compete with individual features of our platform. We believe the principal competitive factors in our market include:

•	Reliability and effectiveness in implementing identity governance policies;

•	Comprehensiveness of visibility provided by implemented identity governance policies;

•	Ability to deploy in hybrid IT environment;

•	Adherence to government and industry regulations and standards;

•	Comprehensiveness and interoperability of the solution with other IT and security applications;

•	Scalability and performance;

•	Ability to innovate and respond to customer needs rapidly;

•	Quality and responsiveness of support organizations;

•	Total cost of ownership;

•	Ease of use; and

•	Customer experience.

Some of our competitors have significantly greater financial, technical, and sales and marketing resources, as well as greater name recognition and more extensive geographic presence than we do. However, we believe we compete favorably with our competitors on the basis of all the factors above.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property. We rely on copyrights and trade secret laws, confidentiality procedures, employment proprietary information and inventions assignment agreements, trademarks and patents to protect our intellectual property rights. We also license software from third parties for integration into our product solutions, including open source software and other software available on commercially reasonable terms.

We control access to and use of our product solutions and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright and trade secret laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology.

We have three issued patents and three patent applications pending in the United States relating to certain aspects of our technology. Our issued patents expire in 2034 and 2036. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any of our existing patents and any that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. In addition, we have international operations and intend to continue to expand these operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Legal Proceedings

We are not currently a party to, nor is our property currently subject to, any material legal proceedings. We are not aware of any governmental inquiries or investigations into our business.

Employees

As of March 31, 2018, we had a total of 835 employees, including 245 involved in research and development activities, 276 in our sales and marketing organization, and 221 in professional services and customer support, and approximately one-third of our employees are located outside of the United States. We consider our employee relations to be good and we have not experienced employee litigation or a work stoppage.

Segments and Geographic Areas

We operate as one operating segment. Our chief operating decision maker is our chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. Because we operate as one operating segment, all required financial segment information can be found in our consolidated financial statements appearing elsewhere in this prospectus.

See Note 16 to our audited consolidated financial statements appearing elsewhere in this prospectus for financial information by geographic area.

Facilities

We have a lease for a new 164,818 square-feet corporate headquarters in Austin, Texas that is currently under construction. We anticipate that the lease’s term will commence during the second fiscal quarter of 2019 (but may commence earlier or later, depending on the date the construction thereof is substantially completed or when we first conduct business therein), and it expires approximately 10 years from such commencement date. Our current corporate headquarters occupy 44,633 square feet in Austin, Texas under a lease that expires 20 business days after the commencement date for the lease for our new corporate headquarters. In addition to our headquarters, we have additional office space in Austin, Texas, and office space in Pune, India and Tel Aviv, Israel. Consistent with our growth, we currently plan to consolidate our Austin offices in 2019.

We lease all of our facilities. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding the individuals who currently serve as our executive officers and directors:

Name	Age	Position

Executive Officers:

Mark McClain	56	Chief Executive Officer and Director

Cam McMartin	61	Chief Financial Officer

Howard Greenfield	53	Chief Revenue Officer

Non-Employee Directors:

Marcel Bernard	80	Director

William Gregory Bock	67	Director

Seth Boro	42	Director

James (Jim) Michael Pflaging	56	Director

Michael J. Sullivan	53	Director

Kenneth (Chip) J. Virnig, II	34	Director

Executive Officers

Mark McClain co-founded SailPoint in December 2005, has served as our Chief Executive Officer and on our board of directors since that time. He has almost 20 years of experience developing and leading innovative technology companies that have operated in the identity management market. In 2000, he founded Waveset Technologies, a pioneer in the identity management market. Following the acquisition of Waveset by Sun Microsystems in 2003, he served as Vice President of Software Marketing for Sun. His career also includes experience in international sales and marketing with HP (NYSE: HPQ) and IBM Tivoli Systems. Mr. McClain holds a B.A. in Economics from Point Loma Nazarene University and an M.B.A. from the University of California, Los Angeles. Our board of directors believes that Mr. McClain’s industry expertise and his daily insight into corporate matters as our Chief Executive Officer qualify him to serve as a director.

Cam McMartin has served as our Chief Financial Officer since 2011. Mr. McMartin formerly served as Managing Director and Chief Financial Officer for CenterPoint Ventures, a $425 million venture capital group. Before CenterPoint, Mr. McMartin held senior financial management positions with a number of corporations, including Chief Financial Officer at Convex Computer (NYSE: CNX) and Senior VP, Operations at Dazel. Mr. McMartin holds a B.A. in Business Administration from Trinity University and an M.B.A. from the University of Michigan.

Howard Greenfield has served as our Chief Revenue Officer since October 2017 and previously served as our Senior Vice President of Worldwide Sales from July 2014 until October 2017. From 2011 to June 2014, Mr. Greenfield served as Vice President of Worldwide Mobility Sales for Zenprise (acquired by Citrix Systems). His career also includes experience in executive sales leadership roles with Mercury Interactive (acquired by HP), Wanova (acquired by VMware) and Witness Systems (acquired by Verint Systems). Mr. Greenfield holds a B.A. in Finance from Florida Atlantic University.

Non-Employee Directors

Marcel Bernard has served on our board of directors since September 2014. Since 2003, he has been an Operating Partner of Thoma Bravo and is now a Senior Operating Partner. He has more than 40 years of operating experience with companies primarily in the technology industry. Mr. Bernard’s prior experience includes service as Corporate Vice President, Operations at Geac Computer, a performance management software company, where he was responsible for the management and overall performance of several worldwide business units; President of Motorola Canada; President and CEO of SaskTel, Saskatchewan’s largest phone company; and Senior Vice President, Ontario Division at St. Lawrence Cement, where he was responsible for the management of all Ontario business units. Mr. Bernard currently serves on the board of directors of several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including Compuware, Dynatrace, Imprivata, Kofax, Planview, Qlik Technologies and Riverbed Technology. Mr. Bernard holds a B.S. in Engineering Physics from the University of Montreal (Canada) and is a member of the Professional Engineers of Ontario (Canada). Our board of directors believes that Mr. Bernard’s extensive operating and industry experience and overall knowledge of our business qualify him to serve as a director.

William Bock has served on our board of directors since 2011. Mr. Bock has served on the board of directors of Silicon Laboratories (NASDAQ: SLAB) (“Silicon Labs”), a provider of silicon, software and solutions for the Internet of Things, internet infrastructure, industrial, consumer and automotive markets since July 2011. From June 2013 until his retirement in February 2016, Mr. Bock served as the President of Silicon Labs. He also served Silicon Labs as Interim Chief Financial Officer and Senior Vice President from February 2013 until June 2013, Senior Vice President of Finance and Administration from July 2011 through December 2011 and Chief Financial Officer from November 2006 to July 2011. Prior to joining Silicon Labs, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures, and previously held senior executive positions with various venture-backed companies. Mr. Bock began his career with Texas Instruments (NASDAQ: TXN). Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University. He currently serves on the board of directors of Silicon Labs. Our board of directors believes that Mr. Bock’s extensive financial and industry experience qualify him to serve as a director.

Seth Boro has served on our board of directors since September 2014. Mr. Boro has served as a Managing Partner at Thoma Bravo since 2013. He joined Thoma Bravo in 2005 and became a Partner in 2010, serving in that capacity until becoming a Managing Partner in 2013. Mr. Boro previously was with the private equity firm Summit Partners and with Credit Suisse. Mr. Boro currently serves on the board of directors of several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including Compuware, DigiCert, Dynatrace, Hyland Software, McAfee, Qlik Technologies, Riverbed Technology and SolarWinds. Mr. Boro also previously served on the board of directors of other cyber security companies, including Blue Coat Systems, Entrust, SonicWALL and Tripwire. Mr. Boro received his M.B.A. from the Stanford Graduate School of Business and is a graduate of Queen’s University School of Business (Canada), where he received a Bachelor of Commerce degree. Our board of directors believes that Mr. Boro’s board and industry experience and overall knowledge of our business qualify him to serve as a director.

Jim Pflaging has served on our board of directors since January 2015. He has been a principal at The Chertoff Group, a security advisory firm that provides risk management, business strategy and merger and acquisition advisory services, since January 2012. He currently serves as a member of its Operating Committee and is responsible for both the technology sector and strategy practice for The Chertoff Group. In addition, he serves on the board of directors of several private technology companies. Mr. Pflaging has over 30 years of Silicon Valley experience, including 15 years as CEO of cybersecurity and data management companies. Mr. Pflaging received a B.S. in Commerce with dual concentrations in Finance and Marketing from the University of Virginia. Our board of directors believes that Mr. Pflaging’s management and extensive industry experience qualify him to serve as a director.

Michael J. Sullivan has served on our board of directors since November 2017. Mr. Sullivan served as the Chief Financial Officer at Ping Identity, an identity security company, from March 2013 until December 2016, and his tenure there culminated in the successful sale of Ping to Vista Equity Partners. Prior to that, Mr. Sullivan served on the boards and chaired the audit committees of two private equity-backed portfolio companies: Vertafore (a SaaS company), from April 2011 until December 2013, and SNL Financial (a business information services company), from December 2011 until April 2014. Prior to that, Mr. Sullivan spent 12 years as the Executive Vice President and Chief Financial Officer of IHS Inc. (now IHS Markit Ltd.), a business information services company (NASDAQ: INFO, formerly NYSE: IHS), which he helped take public and also worked closely with the audit committee of its board of directors. Prior to that, Mr. Sullivan spent three years with the Coors Brewing Company (NYSE: TAP), a consumer packaged goods company, directing the corporate accounting function and leading corporate planning and analysis efforts. He began his career with Price Waterhouse, LLP in New York and Denver, managing the firm’s participation in more than 30 domestic and international mergers and acquisitions, working with a variety of financial and strategic buyers. Mr. Sullivan also served in Price Waterhouse’s audit practice, managing financial audits and audit committee representation for both public and private companies. Mr. Sullivan received a B.A. in Business Administration and Accounting from the University of Iowa. Our board of directors believes that Mr. Sullivan’s extensive management, financial and industry experience as well as his prior board and audit committee experience qualify him to serve as a director.

Chip Virnig has served on our board of directors since September 2014. Since July 2015, he has served as a Principal at Thoma Bravo. Mr. Virnig joined Thoma Bravo in 2008 and served as Vice President prior to his promotion to Principal. Prior to that, Mr. Virnig worked in the investment banking group at Merrill Lynch & Co. He currently serves on the board of directors of several software and technology service companies in which certain private equity funds advised by Thoma Bravo hold an investment, including Compuware, Dynatrace, Imprivata and Qlik Technologies. Mr. Virnig also previously served on the board of directors of other cyber security companies, including Blue Coat Systems. Mr. Virnig received a B.A. in Business Economics, Commerce, Organizations and Entrepreneurship from Brown University. Our board of directors believes that Mr. Virnig’s board and industry experience and overall knowledge of our business qualify him to serve as a director.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the Investor Relations section of our website at www.sailpoint.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements granted to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, on our website or in filings under the Exchange Act as required by applicable law or the listing standards of the NYSE.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Currently, our board of directors consists of seven persons, six of whom qualify as “independent” under the listing standards of the NYSE.

The number of directors is fixed by our board of directors, subject to the terms of our charter and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Our charter provides that for so long as Thoma Bravo beneficially owns at least (i) 30% of our outstanding shares of common stock, Thoma Bravo will have the right to designate the chairman of our board of directors and of each committee of our board of directors as well as nominate a majority of our board of directors (provided that, at such time as we cease to be a controlled company under the NYSE corporate governance standards, which we expect will occur in connection with the completion of this offering, the majority of our board of directors will be “independent” directors, as defined under the rules of the NYSE, and provided further, that, the membership of each committee of our board of directors will comply with the applicable rules of the NYSE); (ii) 20% (but less than 30%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 30% of the total number of directors (but in no event fewer than two directors); (iii) 10% (but less than 20%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate a number of directors to our board of directors equal to the lowest whole number that is greater than 20% of the total number of directors (but in no event fewer than one director); and (iv) at least 5% (but less than 10%) of our outstanding shares of common stock, Thoma Bravo will have the right to nominate one director to our board of directors. When Thoma Bravo beneficially owns less than 30% of our common stock, the chairman of our board of directors will be elected by a majority of our directors.

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. Messrs. Boro, McClain and Virnig have been assigned to Class I, Messrs. Bernard and Pflaging have been assigned to Class II, and Messrs. Bock and Sullivan have been assigned to Class III. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that our directors (other than Mr. McClain) do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of our directors (other than Mr. McClain) is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence and eligibility to serve on the committees of our board of directors, including the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, and a cybersecurity committee and may have such other committees as the board of directors may establish from time to time. The composition and responsibilities of each of the committees of our board of directors are described below.

For so long as Thoma Bravo beneficially owns at least 30% of our outstanding shares of common stock, Thoma Bravo will have the right to designate the chairman of each committee of our board of directors and we also expect that directors nominated by Thoma Bravo will continue to constitute a majority of each committee of our board of directors (other than the audit and cybersecurity committees), subject in each case to compliance with all applicable rules of the NYSE.

Audit Committee

Our audit committee consists of Mr. Sullivan, as the chair, and Messrs. Pflaging and Virnig. Each member of our audit committee is financially literate as required by the NYSE listing standards. In addition, our board of directors has determined that Messrs. Pflaging and Sullivan qualify as “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. Our board of directors has also determined that Messrs. Pflaging and Sullivan, but not Mr. Virnig, meet the additional independence standards of the NYSE and SEC applicable to members of audit committees. Accordingly, we are relying on the phase-in provisions of the NYSE listing rules relating to audit committee composition that is applicable to new public companies, and we plan to have an audit committee comprised solely of directors that are independent for purposes of serving on an audit committee within one year of the effective date of our registration statement for our initial public offering.

Our audit committee, which operates under a written charter that is posted on the Investor Relations section of our website at www.sailpoint.com, is, among other things, responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mr. Bock, as the chair, and Mr. Boro. Our board of directors has determined that each member of our compensation committee meets the additional independence standards of the NYSE and SEC applicable to members of compensation committees.

Our compensation committee, which operates under a written charter that is posted on the Investor Relations section of our website at www.sailpoint.com, is, among other things, responsible for:

•	reviewing and approving the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluating the performance of our executive officers in light of the goals and objectives of our compensation programs and determining each executive officer’s compensation based on such evaluation;

•	overseeing, reviewing and approving our compensation programs as they relate to our employees;

•	reviewing the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	reviewing and assessing risks arising from our compensation programs;

•	reviewing and recommending to the board of directors the appropriate structure and amount of compensation for our directors;

•	reviewing and approving, subject, if applicable, to stockholder approval, material changes in our employee benefit plans; and

•	establishing and periodically reviewing policies for the administration of our equity compensation plans.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Bock, as the chair, and Mr. Bernard, both of whom have been determined by our board of directors to be independent under the applicable rules of the NYSE.

Our nominating and corporate governance committee, which operates under a written charter that is posted on the Investor Relations section of our website at www.sailpoint.com, is, among other things, responsible for:

•	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of our board of directors’ performance, including committees of our board of directors and management.

Cybersecurity Committee

Our cybersecurity committee consists of Mr. Pflaging, as the chair, and Messrs. Sullivan and Virnig, each of whom has been determined by our board of directors to be independent under the applicable rules of the NYSE.

Our cybersecurity committee, which operates under a written charter that is posted on the Investor Relations section of our website at www.sailpoint.com, is, among other things, responsible for reviewing and advising on the following matters:

•	the effectiveness of our cybersecurity programs and our practices for identifying, assessing and mitigating cybersecurity risks across our products, services and business operations;

•	our controls, policies and guidelines to prevent, detect and respond to cyber attacks or data breaches involving our products, services and business operations;

•	our security strategy and technology planning processes;

•	the safeguards used to protect the confidentiality, integrity, availability and resiliency of our products, services and business operations;

•	our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities;

•	our compliance with applicable information security and data protection laws and industry standards; and

•	our cybersecurity budget, investments, training and staffing levels to ensure they are sufficient to sustain and advance successful cybersecurity and industry compliance programs.

Compensation Committee Interlocks and Insider Participation

During 2017, our compensation committee was comprised of Messrs. Bock and Boro. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In September 2014, we entered into an advisory services agreement (the “Consulting Agreement”) with Thoma Bravo. Mr. Boro has served as a Managing Partner at Thoma Bravo since 2013. Consulting fees from the Consulting Agreement totaled $1.1 million in the year ended December 31, 2017. In 2017, we were also obligated to reimburse Thoma Bravo for reasonable legal, accounting and travel expenses and other fees and expenses incurred by Thoma Bravo in rendering the services under the Consulting Agreement and any other matter that was for our benefit. The Consulting Agreement terminated upon the completion of our initial public offering, and we are no longer required to make future payments. In addition, in 2017, we engaged in ordinary sales transactions of $858,000 and ordinary purchase transactions of $942,000 with entities affiliated with Thoma Bravo.

EXECUTIVE COMPENSATION

2017 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers”) for the fiscal year ended December 31, 2017.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)(1)	Stock Awards ($)(e)(2)		Option Awards ($)(f)(3)		Non-Equity Incentive Plan Compensation ($)(g)(4)	Total ($)(j)
Mark McClain,	2017	$330,000	$—	$3,253,110	(5)	$1,076,000		$214,914	$4,874,024
Chief Executive Officer	2016	$307,500	$22,554	$—		$—		$96,769	$426,823
Cam McMartin, Chief Financial Officer(6)	2017	$287,500	$100,000	$1,411,694	(7)	$538,000		$158,433	$2,495,627
Howard Greenfield,	2017	$300,000	$—	$1,266,197	(9)	$600,893	(10)	$295,892	$2,462,982
Chief Revenue Officer(8)	2016	$235,000	$25,100	$32,656		$32,656		$240,223	$565,635
Kevin Cunningham,	2017	$310,000	$—	$2,053,110		$—		$159,464	$2,552,574
President(11)	2016	$307,500	$22,554	$—		$—		$96,769	$426,823

(1)	With respect to Mr. McMartin, reflects a discretionary bonus paid in excess of the amount earned pursuant to our corporate bonus plan. This amount was paid during the first quarter of 2018.
(2)	Amounts reported reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock units granted to our Named Executive Officers during fiscal year 2017. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures. Amounts also include modifications to our outstanding restricted stock awards to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. For additional information regarding the assumptions underlying this calculation, please see Note 11 to our audited consolidated financial statements appearing elsewhere in this prospectus.
(3)	Amounts reported reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock options granted to our Named Executive Officers during fiscal year 2017. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures. Amounts also include modifications to our outstanding stock options to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. For additional information regarding the assumptions underlying this calculation, please see Note 11 to our audited consolidated financial statements appearing elsewhere in this prospectus.
(4)	With respect to fiscal 2017 amounts, reflects amounts for services provided in fiscal 2017 pursuant to our annual cash incentive programs, which were paid to our Named Executive Officers during the first quarter of 2018. Messrs. McClain, McMartin and Cunningham participate in our corporate bonus plan. Mr. Greenfield participates in a sales incentive plan.
(5)	Amounts reported reflect a modification of outstanding restricted stock awards to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. Pursuant to FASB ASC Topic 718 and SEC rules, the full grant date fair value of the award on the date of modification is reportable, resulting in an additional $2,053,110 associated with equity awards previously granted in 2014.
(6)	Mr. McMartin was not a named executive officer during 2016, and therefore, this table does not provide compensation data for him for 2016.
(7)	Amounts reported reflect a modification of outstanding restricted stock awards to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. Pursuant to FASB ASC Topic 718 and SEC rules, the full grant date fair value of the award on the date of modification is reportable, resulting in an additional $811,694 associated with equity awards previously granted in 2014.

(8)	Mr. Greenfield was promoted to Chief Revenue Officer in October 2017. Prior to that time he was SVP of Worldwide Sales.
(9)	Amounts reported reflect a modification of outstanding restricted stock awards to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. Pursuant to FASB ASC Topic 718 and SEC rules, the full grant date fair value of the award on the date of modification is reportable, resulting in an additional $716,201 associated with equity awards previously granted in 2014.
(10)	Amounts reported reflect a modification of outstanding stock options to convert performance vesting conditions to service based vesting conditions in connection with our initial public offering. Pursuant to FASB ASC Topic 718 and SEC rules, the full grant date fair value of the award on the date of modification is reportable, resulting in an additional $107,730 associated with equity awards previously granted in 2014.
(11)	Mr. Cunningham resigned from his position as our President in October 2017 and is no longer an executive officer.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. Historically, our board of directors has established the annual base salary rate for each of the Named Executive Officers at a level necessary to retain the individual’s services, and reviews base salaries on an annual basis in consultation with the Chief Executive Officer (other than with respect to his own salary). The board of directors has historically made adjustments to the base salary rates of the Named Executive Officers upon consideration of any factors that it deems relevant, including but not limited to: (i) any increase or decrease in the executive’s responsibilities, (ii) the executive’s job performance, and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of our board of directors and our Chief Executive Officer.

Annual Bonus

Our annual bonus awards have historically been subject to performance targets established annually by our board of directors. Messrs. McClain, McMartin and Cunningham participate in our corporate bonus plan. In 2017, Mr. McClain had a target bonus of 40% of base salary (with a maximum of 60%) for January 1 to June 30 and a target bonus of 60% of base salary (with a maximum of 90%) for July 1 to December 31. Mr. McMartin had a target bonus of 35% of base salary (with a maximum of 52.5%) for January 1 to June 30 and a target bonus of 50% of base salary (with a maximum of 75%) for July 1 to December 31. Mr. Cunningham had a target bonus amount of 40% of base salary with a maximum bonus potential of 60% of base salary for the entire year. The performance criteria under our corporate bonus plan in 2017 were EBITDA and new bookings (whether with respect to new licenses, initial maintenance contracts or SaaS agreements). EBITDA and new bookings were each weighted 50% towards the total bonus that could be potentially earned; however, our board of directors established a minimum EBITDA threshold that must be achieved for any bonus to be payable. Our board of directors retained the discretion to pay a larger bonus than the amount earned pursuant to the formula established under our corporate bonus plan. The discretionary amount paid to Mr. McMartin is reported in the Summary Compensation Table above in the “Bonus” column.

In 2017, Mr. Greenfield participated in our sales incentive plan based solely upon new bookings. His target bonus was 100% of his base salary with no maximum.

The bonuses for 2017 were paid following a year-end review of the applicable performance criteria. The actual bonus amounts paid to each Named Executive Officer for 2017 (including the discretionary portion paid to Mr. McMartin) are as follows:

Name	Award Payout
Mark McClain	$214,914
Cam McMartin	$258,433
Howard Greenfield	$295,892
Kevin Cunningham	$159,464

The Named Executive Officers generally must be employed on the date the awards are actually paid in order to receive payment.

Long Term Incentive Compensation

Prior to our initial public offering, we offered long-term incentives to our Named Executive Officers through stock option awards that are immediately exercisable for shares of restricted stock and through shares of restricted stock purchased by the Named Executive Officers, in each case subject to continued vesting. To the extent stock awards are reported in the Outstanding Equity Awards at 2017 Fiscal Year-End table below, for the most part, those awards were granted as stock options which were exercised for shares of restricted stock. In the event of a termination of employment prior to vesting (or a termination due to cause), the restricted shares may be repurchased by us for an amount equal to the price paid by the executive to exercise the option or otherwise acquire the restricted share (or, if less, the fair market value of such shares). However, following our initial public offering, we began granting restricted stock units for which no purchase price was paid. Such awards do not provide for repurchase upon forfeiture. In addition, stock options granted in connection with and following our initial public offering are only exerciseable following vesting and are not subject to later repurchase by SailPoint.

The equity awards granted to our Named Executive Officers prior to our initial public offering vest 50% based on the passage of time and continued performance of services and 50% based upon the achievement of performance conditions. The time-based portion of our equity awards vests over four years, with 25% of the award vesting on the one-year anniversary of the date of grant and the remainder of the award vesting monthly thereafter in substantially equal installments. In connection with our initial public offering, outstanding awards of stock options and shares of restricted stock (or portions thereof) subject to the achievement of performance conditions were amended to vest in annual installments on January 15 of each calendar year following the date of grant (provided the employee continues to perform services to such date) with any remaining amounts vesting on the later of (i) the 15th day of the month following the fourth anniversary of the date of grant and (ii) January 15, 2019.

The restricted stock units granted in connection with and following our initial public offering vest and will be settled in shares of our common stock in four substantially equal annual installments beginning in the year following the year of grant (the first vesting date is roughly a year following the date of grant but may be slightly longer than a year to provide for vesting on dates likely to be in an open trading window to allow for transactions in vesting awards to cover any tax withholding). Stock options also vest over a four-year period. One-fourth of the stock option vests on the one year anniversary of the date of grant and the remainder of the award vests in substantially equal monthly installments over the remaining three-year period.

Long Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors have adopted the 2017 Long Term Incentive Plan (the “2017 LTIP”). The 2017 LTIP provides for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the 2017 LTIP set forth below is a summary of the material features of the 2017 LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the 2017 LTIP and is qualified in its entirety by reference to the 2017 LTIP, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2017 LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2017 LTIP, a total of 8,856,876 shares of our common stock was initially reserved for issuance pursuant to awards under the 2017 LTIP. On January 1 of each year, beginning January 1, 2019, the number of shares of common stock available for issuance under the 2017 LTIP will increase by 4,428,438. The total number of shares reserved for issuance under the 2017 LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld or surrendered to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2017 LTIP.

Individual Share Limits. The 2017 LTIP contains individual award limits intended to comply with Section 162(m) of the Internal Revenue Code applicable to “covered employees” (within the meaning of Section 162(m) of the Internal Revenue Code) who are granted awards under the 2017 LTIP intended to qualify as “performance-based compensation” (within the meaning of Section 162(m) of the Internal Revenue Code). Given changes in tax law applicable to Section 162(m) of the Internal Revenue Code, these limits are unlikely to ever be applicable. Currently, we are not subject to the deduction limitations of Section 162(m) of the Internal Revenue Code due to a transition period applicable to issuers that have recently completed an initial public offering.

Administration. The 2017 LTIP is administered by the compensation committee of our board of directors, which is referred to herein as the “committee,” except to the extent our board of directors elects to administer the 2017 LTIP. Unless otherwise determined by our board of directors, the committee will be made up of two or more individuals who are both “outside directors” as defined in Section 162(m) of the Internal Revenue Code and a “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. The committee has broad discretion to administer the 2017 LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, is eligible to receive awards under the 2017 LTIP at the committee’s discretion.

Stock Options. The committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Internal Revenue Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the committee.

Restricted Stock. Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the committee. In the committee’s discretion, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, common stock or a combination of cash and common stock at the end of a specified period equal to the fair market value of one share of our common stock on the date of vesting. Restricted stock units may be subject to restrictions, including a risk of forfeiture, imposed by the committee.

Stock Awards. A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the committee.

Dividend Equivalents. Dividend equivalents entitle an individual to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of our common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The committee may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue if they are granted in tandem with another award.

Other Stock-Based Awards. Subject to limitations under applicable law and the terms of the 2017 LTIP, the committee may grant other awards related to our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the committee, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

Cash Awards. The 2017 LTIP permits the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the 2017 LTIP.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2017 LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2017 LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

Performance Awards. Performance awards represent awards with respect to which a participant’s right to receive cash, shares of our common stock or a combination of both is contingent upon the attainment of one or more specified performance measures during a specified period. The committee will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. The committee may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

The grant, exercise, vesting and/or settlement of performance awards will be contingent upon achievement of one or more of the following business criteria for us, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or our operating areas (except with respect to the total stockholder return and earnings per share criteria): (i) revenues, sales or other income; (ii) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, cash flow returns and/or cash flows from financing activities; (iii) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (iv) income, operating income, net income or net income per share; (v) earnings, operating earnings or earnings, operating or contribution margin determined before or after any one or more of: depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; income taxes; incentives or service fees; extraordinary, non-recurring or special items; or other items; (vi) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (vii) debt or equity financings or improvement of financial ratings; (viii) absolute or per-share net asset value; (ix) fair market value of our stock, share price, share price appreciation, total stockholder return or payments of dividends; (x) bookings, increase in bookings or new bookings; (xi) achievement of savings from business improvement projects and achievement of capital projects deliverables; (xii) working capital or working capital changes; (xiii) operating profit or net operating profit; (xiv) internal research or development programs; (xv) geographic business expansion; (xvi) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity, time to hire and completion of hiring goals; (xvii) satisfactory internal or external audits; (xviii) consummation, implementation, integration or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (xix) regulatory approvals or other regulatory milestones; (xx) legal compliance or risk reduction; (xxi) market share; (xxii) economic value added; (xxiii) cost or debt reduction targets; or (xxiv) capital raises or capital efficiencies. Any of the above goals may be determined pre-tax or post-tax, on an absolute, relative or debt-adjusted basis, as compared to the performance of a published or special index deemed applicable by our compensation committee including the Standard & Poor’s 500 Stock Index or a group of comparable companies, as a ratio with other business criteria, as a ratio over a period of time (such as per day) or on a per unit of measure, on a per-share basis (basic or diluted), and on a basis of continuing operations only. The terms above may, but shall not be required to be, used as applied under GAAP, as applicable.

Recapitalization. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the committee shall or may (as required by applicable accounting rules) equitably adjust the (i) aggregate number or kind of shares that may be delivered under the 2017 LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the 2017 LTIP, in each case to equitably reflect such event.

Tax Withholding. We are authorized to withhold from any award granted or any payment relating to an award under the 2017 LTIP amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an award, and to take such other action as the committee may deem advisable to enable us to satisfy our obligation for the payment of withholding taxes and any other tax obligations related to an award. Participants may also pay any withholding in cash including cash obtained by selling common stock previously held by the participant or subject to the award being settled (subject to applicable law and our policies). The committee will determine, in its sole discretion, the form of payment acceptable for any tax withholding obligations.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, no award will vest solely upon the occurrence of a change in control. In the event of a change in control or other changes to us or our common stock, the committee may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or the grant price less than the value paid in the transaction), or (iii) make any other adjustments to awards that the committee deems appropriate to reflect the applicable transaction or event.

No Repricing. Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the 2017 LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

Clawback. All awards granted under the 2017 LTIP are subject to reduction, cancellation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2017 LTIP.

Amendment and Termination. The 2017 LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the 2017 LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. The committee may amend the terms of any outstanding award granted under the 2017 LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

Employee Stock Purchase Plan

In addition to the 2017 LTIP, our board of directors has adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP provides eligible employees with the opportunity to purchase shares of our common stock conveniently through periodic payroll deductions at a reduced price. The ESPP is generally intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

Term. The ESPP will terminate upon the purchase of all of the shares of common stock committed to the ESPP (unless the number of shares is increased by our board of directors and approved by our stockholders). In addition, the ESPP can be terminated by our board of directors at any time with respect to shares of common stock for which options have not been granted.

Administration. The ESPP is initially administered by the compensation committee of our board of directors; however, our compensation committee can delegate the administration of all or certain portions of the ESPP to a committee of officers and employees. The ESPP may be amended by our board of directors from time to time in any respect; provided, however, that no amendment which would materially impair the rights of an eligible participant with respect to the current Option Period (defined below) may be made without the consent of the eligible participant.

Eligible Participants. The ESPP provides that employees (including officers and employee directors) are eligible to participate with respect to an Option Period if they are employed on the first day of such period by us or any present or future parent or subsidiary corporation designated as a participating company for purposes of the ESPP. The administrative committee may elect to exclude from any offering persons employed for less than two years, persons customarily employed twenty hours or less per week or for no more than five months per year, persons who are highly compensated employees and certain residents of foreign jurisdictions. Further, any employee who would own five percent or more of the total combined voting power or value of all classes of our stock or that of any parent or subsidiary corporation, immediately after an option under the ESPP is granted, is not eligible to participate.

Securities Offered and Terms of Participation. The maximum number of shares of common stock which may be purchased by all employees under the ESPP is 1,771,375. On January 1 of each year, beginning January 1, 2019, the number of shares of common stock available for purchase under the ESPP will be increased by 885,668 pursuant to a formula in the ESPP. The share limits under the ESPP are subject to adjustments for stock splits, stock dividends and similar transactions. Shares purchased under the ESPP may be authorized but unissued shares of common stock or shares of common stock reacquired by us, including shares of common stock purchased in the open market.

Eligible employees who elect to participate in the ESPP must give instruction to withhold a specified dollar amount or percentage from their base pay during a purchase period to be established by the administrator of the ESPP (which may be no longer than 27 months, each such period is referred to as an “Option Period”). The exercise price for each Option Period will be the lesser of (i) 85% of the closing price per share of the common stock on the first business day of the Option Period (or the next business day if no shares have been traded on such first day), as reported by the NYSE, and (ii) 85% of the closing price per share of the common stock on the last day of the Option Period (or the next business day if no shares have been traded on such last day), as reported by the NYSE (such lesser price, the “Option Price”). We will grant to each participant, on the first day of the Option Period, an option to purchase on the last day of the Option Period, at the Option Price, that number of shares of common stock that his or her accumulated payroll deductions on the last day of the Option Period will pay for at such price. The option is automatically deemed to be exercised if the employee is still a participant on the last day of the Option Period. Participation ends automatically upon termination of employment.

A participating employee may authorize a payroll deduction of any whole percentage up to but not more than 75% (or such greater percentage as the administrator may designate) of his or her base pay received during each Option Period. Deductions from any employee’s compensation may not be changed during an Option Period. No employee will be granted an option which permits the employee’s right to purchase common stock under the ESPP to accrue at a rate that exceeds, during any calendar year, $25,000 of the fair market value of such stock (to be calculated based on the fair market value of the stock on the first business day of the Option Period) for each calendar year in which such option is outstanding at any time.

An employee may withdraw from participation prior to the end of any Option Period. Upon such a withdrawal, the Company will refund, without interest, the entire remaining balance of the employee’s payroll deductions.

An option granted under the ESPP is not transferable except by will or the laws of descent and distribution and shall be exercisable only by the eligible employee to whom the option is granted, except in the case of the death of the eligible participant.

The administrator of the ESPP may specify with respect to the shares purchased under a particular Option Period a period of time during which the purchased shares of common stock may not be sold or otherwise transferred, except in limited circumstances. In addition, the administrator of the ESPP may modify or limit the terms of participation of employees who are residents of a foreign jurisdiction or employees of a foreign subsidiary as necessary to comply with the legal requirements of such jurisdiction and to comply with section 423 of the Internal Revenue Code.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, under which employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “—Additional Narrative Disclosure—Retirement Benefits” for more information.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2017.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#)(b)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)		Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)(2)		Market Value of Shares or Units of Stock That Have Not Vested ($)(h)(3)
Mark McClain	—	200,000	(4)	$12.00	11/16/2027	469,532	(5)	$6,808,214
Cam McMartin	—	100,000	(4)	$12.00	11/16/2027	196,094	(6)	$2,843,479
Howard Greenfield	13,333	26,667	(7)	$1.36	4/29/2026	174,740	(8)	$2,533,730
	—	91,666	(4)	$12.00	11/16/2027	—		—
Kevin Cunningham(9)	—	—		—	—	369,532		$5,358,214

(1)	Because the stock options granted to our Named Executive Officers prior to our initial public offering were immediately exercisable, this column reflects the number of options held by Mr. Greenfield that were exercisable and vested as of December 31, 2017. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”
(2)	The stock awards reported in this column are subject to time-based vesting conditions. The stock awards granted prior to our initial public offering were originally granted as shares of restricted stock subject to continued vesting conditions and a substantial risk of forfeiture. Our Named Executive Officers paid a purchase price of $0.0517 per share to purchase the shares. In the event the shares are eventually forfeited, we will repay the executive his $0.0517 per share purchase price. The restricted stock units granted in connection with our initial public offering do not have a repurchase price associated with forfeiture. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”
(3)	Calculated based on the fair market value of our common stock on December 31, 2017, which was $14.50 per share. This value includes the exercise price of $0.0517 per share previously paid by each Named Executive Officer with respect to the following number of shares for each Named Executive Officer: Mr. McClain 369,532, Mr. McMartin 146,094, Mr. Greenfield 128,907, and Mr. Cunningham 369,532.
(4)	Represents stock options granted in connection with our initial public offering. One quarter of the award will vest on November 16, 2018 and the remainder of the award will vest in substantially equal monthly installments through November 16, 2021.
(5)	100,782 shares of restricted stock will vest in substantially equal monthly installments through September 8, 2018. 268,750 shares of restricted stock vested (or will vest) in substantially equal installments on January 15, 2018 and 2019. The remaining 100,000 shares are unvested restricted stock units granted in connection with our initial public offering that will vest and be settled in four substantially equal annual installments beginning November 20, 2018. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”
(6)	39,844 shares of restricted stock will vest in substantially equal monthly installments through September 8, 2018. 106,250 shares of restricted stock vested (or will vest) in substantially equal installments on January 15, 2018 and 2019. The remaining 50,000 shares are unvested restricted stock units granted in connection with our initial public offering that will vest and be settled in four substantially equal annual installments beginning November 20, 2018. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”

(7)	Because all stock options granted to our Named Executive Officers prior to our initial public offering were immediately exercisable, this amount reflects the number of options subject to time-based vesting held by Mr. Greenfield that were exercisable but unvested as of December 31, 2017. 11,667 unvested options vest monthly in substantially equal installments through April 29, 2020. Of the remaining 15,000 stock options, 5,000 vested on January 15, 2018 and the remaining 10,000 vest in equal installments on January 15, 2019 and 2020. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”
(8)	35,157 shares of restricted stock will vest in substantially equal monthly installments through September 8, 2018. 93,750 shares of restricted stock vested (or will vest) in substantially equal installments on January 15, 2018 and 2019. The remaining 45,833 shares are unvested restricted stock units granted in connection with our initial public offering that will vest and be settled in four substantially equal annual installments beginning November 20, 2018. The treatment of these awards upon certain termination and change in control events is described below under “—Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control.”
(9)	Mr. Cunningham resigned from his position as President in October 2017 but has continued to have a service relationship with us. Consequently, his equity awards have remained outstanding and continue to vest.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We do not provide matching or profit sharing contributions under the plan.

Potential Payments upon Termination or Change in Control

We previously entered into an offer letter with each of Messrs. Greenfield and McMartin and a Senior Management and Restricted Stock Agreement with each of Messrs. McClain and Cunningham. These agreements provide for basic terms including position, starting salary and severance protections. Our Named Executive Officers are also subject to noncompetition and nonsolicitation restrictive covenants for a period of 18 (or 12, in the case of Mr. Greenfield) months following any termination of employment.

The offer letters for Messrs. McMartin and Greenfield also each contain a bonus target equal to a percentage of base salary (15% in the case of Mr. McMartin and 100% in the case of Mr. Greenfield) and limited severance protection for Mr. Greenfield. To the extent Mr. Greenfield is terminated without “Cause,” and subject to the execution of a release, he will receive continued payment of his base salary for a period up to 90 days following his termination of employment. To the extent he secures full-time employment within that 90-day period, the severance payments will immediately cease. To the extent Mr. Greenfield is terminated without “Cause” or resigns for “Good Reason” (as defined in his offer letter), he will receive accelerated vesting of any time based equity awards that would have vesting during the 12-month period following termination had he continued performing services. In addition, pursuant to Messrs. McMartin’s and Greenfield’s restricted stock agreements, if their employment is terminated without “Cause” or for “Good Reason” (in each case, as defined in their restricted stock agreement and restricted stock unit agreement) within twelve months following a “Sale of the Company,” then 100% of their unvested restricted stock will become vested.

The Senior Management and Restricted Stock Agreements entered into by Messrs. McClain and Cunningham contain, in addition to provisions governing the equity grants, certain severance provisions. The agreements were entered into in connection with the purchase of restricted stock by the executives. In the event of a termination without “Cause” or due to “Good Reason,” and subject to the execution of a release, the executive will receive the following payments and benefits (i) continued base salary for a period of 12 months ($350,000 for Mr. McClain and $310,000 for Mr. Cunningham), (ii) a lump sum payment equal to his annual target bonus (but only if he would have achieved his financial objectives for the fiscal year of his termination, based on the pro-rata results actually achieved by him prior to the date of his termination as compared to the pro-rata objectives established for his target bonus for the then-current fiscal year), (iii) monthly payments equal to his premiums for group health plan continuation under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) for a period of 12 months, and (iv) accelerated vesting of any time based equity awards that would have vesting during the 12-month period following termination had he continued performing services. The outstanding, unvested restricted stock awards held by Messrs. McClain and Cunningham will become 100% vested upon the occurrence of a “Liquidity Event.”

“Cause” is defined in the restricted stock agreements with our Named Executive Officers as a vote of our board of directors that the executive’s employment should be terminated as a result of (i) a conviction of a felony, (ii) any other act of fraud, intentional misrepresentation, moral turpitude, misappropriation or embezzlement, illegality or unlawful harassment that would materially and adversely impact our business or reputation or expose us to material liability, (iii) the repeated willful failure of the executive to follow the reasonable directors of our board of directors in connection with our business affairs, (iv) a material breach of the agreement by the executive, or (v) the willful and deliberate nonperformance by the executive of his duties. In connection with a termination described in clauses (iii), (iv) and (v), the executive will have a period of 30 days to cure the act or omission constituting “Cause.” “Cause” is defined in Messrs. McMartin’s and Greenfield’s offer letters as (i) gross negligence or willful misconduct in the performance of his duties, (ii) his failure to perform one or more of his material duties and responsibilities which has continued following written notice and reasonable opportunity to cure (which will not exceed thirty days), (iii) fraud or intentional misconduct, (iv) a conviction of a crime involving moral turpitude or a felony or entering a plea of guilty or nolo contendere or into a plea or settlement agreement to such crime, (v) his willful refusal without proper legal reason to perform his duties and responsibilities or his failure to abide by and comply with our written policies and procedures that remain uncorrected for thirty days, (vi) a material breach of his offer letter or his Propriety Information and Inventions Agreement that is not otherwise cured within thirty days following written notice of breach, (vii) alcohol abuse or illegal drug use determined in the sole discretion of the Chief Executive Officer or President or other reporting officer to impair his ability to perform his duties, or (viii) upon his becoming unable to substantially perform, with reasonable accommodation, his duties as a result of a physical or mental impairment as reasonable determined by a licensed physician selected or approved by us.

“Good Reason” is defined in the restricted stock and agreements with our Named Executive Officers (including Mr. Greenfield’s and Mr. McMartin’s) as a resignation resulting from (i) the executive’s reduction in base salary (other than an across the board salary reduction, not to exceed 10%, due to our financial performance that similarly impacts all senior management employees, or, in the case of Mr. Greenfield a material reduction in base salary), (ii) our failure to pay a material incentive compensation contemplated under the agreement, (iii) any material breach by us of the agreement, (iv) a material reduction in the executive’s responsibilities (other than a change resulting from the integration of our operations into an acquirer in a “Liquidity Event”), (v) in the case of Mr. McClain, the removal of Mr. McClain from the position of Chief Executive Officer other than in connection with a “Liquidity Event,” (vi) in the case of Mr. Cunningham, the removal of Mr. Cunningham from the position of President other than in connection with a “Liquidity Event,” or (vii) the relocation of the executive’s principal place of employment in excess of 25 miles (or, in the case of Mr. Greenfield, a material change in geographic location); in each case, without the Named Executive Officer’s consent. “Good Reason” requires written notice from the executive within 90 days of the occurrence of the condition constituting “Good Reason,” a 30-day period during which we may cure the occurrence of “Good Reason” and, if such condition persists, a termination by the executive within 60 days following the cure period. “Good Reason” in Mr. Greenfield’s offer letter is defined as (i) a reduction of more than 20% the executive’s base compensation unless in connection with similar decreases in the base compensation of other executive officers of the Company, or (ii) the relocation of the executive’s primary work location out of its current metropolitan area without the executive’s written consent, provided that within the 30-day period immediately following such event we are notified the executive is electing to terminate employment if we fail to cure such event. We have a 30-day period to cure such event.

“Liquidity Event” is defined as (i) any transaction or series of transactions (other than certain financing transactions) resulting in an acquirer possessing sufficient voting power to elect a majority of our board of directors, (ii) the sale of all or substantially all of our assets, or (iii) a “Sale of the Company.” “Sale of the Company” is defined in our stockholders agreement as a sale of our company with the approval of our board of directors and the Thoma Bravo Funds.

Director Compensation

Prior to our initial public offering, directors who also represented Thoma Bravo, the private equity firm that held a controlling interest in our equity, did not receive compensation for serving on the Board; following our initial public offering, such representatives are entitled to compensation for serving as our non-employee directors.

For 2017, our non-employee directors were entitled to receive a cash retainer and committee and chairmanship fees payable in cash on a quarterly basis and an annual award of restricted stock units as provided below:

Annual cash retainer	$30,000
Additional annual cash retainer for the Chairman of the Board	$20,000
Additional annual cash retainer for Chairman of the Audit Committee	$20,000
Additional cash retainer for members of the Audit Committee	$10,000
Additional cash retainer for the Chairman of the Compensation Committee	$12,000
Additional annual cash retainer for members of the Compensation Committee	$6,000
Additional annual cash retainer for Chairman of the Nominating and Corporate Governance Committee	$7,500
Additional cash retainer for members of the Nominating and Corporate Governance Committee	$3,750
Annual equity retainer of restricted stock units	$170,000

Prior to our initial public offering, our non-employee directors purchased restricted stock in connection with their appointment to the board (vesting in accordance with our standard vesting schedule of 25% on the first anniversary of grant and in substantially equal monthly increments thereafter through the fourth anniversary of grant, provided that, with respect to Mr. Lines, upon ceasing to serve on the board in October 2017, his unvested shares became fully vested). In the case of each director holding equity, the exercise price paid with respect to the restricted stock was $0.0517 per share. In the event the director’s board service ceases for any reason, we have the right to repurchase all or a portion of any unvested shares of the restricted stock granted prior to our initial public offering at the price per share the director paid for such shares. We currently do not intend to exercise our repurchase right with respect to Mr. Lines’ restricted stock. The purchase price for unvested restricted stock will be equal to the lesser of the fair market value and the purchase price originally paid for the stock, and the purchase price for vested restricted stock will be equal to the fair market value of the stock, provided that if the director’s board service was terminated for “Cause,” then the purchase price for all shares of restricted stock (whether vested or unvested) will be equal to the lesser of the fair market value and the purchase price originally paid for the stock. “Cause” means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty or fraud, (ii) report to work under the influence of alcohol or illegal drugs, the use of illegal drugs or other conduct causing substantial public disgrace or material economic harm to us or our affiliates, (iii) an act or omission which in the opinion of a reasonable business person would be expected to aid or abet a competitor, supplier or customer of ours to our material disadvantage, (iv) any breach of fiduciary duty or act of gross negligence or willful misconduct, or (v) any breach of any material agreement with us.

Following our initial public offering, we began granting restricted stock units for which no purchase price was paid. Such awards do not provide for repurchase upon forfeiture. On November 16, 2017, Messrs. Bernard, Bock, Boro, Pflaging and Virnig received an award of 8,263 restricted stock units that vests on June 17, 2018. On November 21, 2017, Mr. Sullivan received an award of 8,263 restricted stock units that vests on June 17, 2018.

The following table reflects information regarding our director compensation for the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)	Unit Awards(1)	Total ($)
Marcel Bernard(2)	$50,458	$99,156	$149,614
William Bock	$23,606	$99,156	$122,762
Seth Boro	$4,400	$99,156	$103,556
Orlando Bravo(3)(4)	—	—	—
James Lines(2)(4)	$50,000	—	$50,000
Jim Pflaging	$22,444	$99,156	$121,600
Michael Sullivan(5)	$5,556	$112,129	$117,685
Chip Virnig	$4,889	$99,156	$104,045

(1)	Reflects the aggregate grant date fair value of restricted stock units granted to non-employee directors, computed in accordance with FASB ASC Topic 718, determined without regard to forfeitures. See Note 11 to our audited consolidated financial statements appearing elsewhere in this prospectus for a discussion of the assumptions used in determining the FASB ASC Topic 718 grant date fair value of these awards. This award was prorated to reflect service for a seven-month period beginning November 21, 2017. Messrs. Bernard, Bock and Pflaging held 47,387; 48,955; and 27,380 unvested shares of restricted stock, respectively, as of December 31, 2017. Messrs. Bernard, Bock, Boro, Pflaging, Sullivan and Virnig each held 8,263 unvested restricted stock units as of December 31, 2017.
(2)	Messrs. Bernard and Lines are operating partners of, but not employees of, Thoma Bravo, its affiliates or the Thoma Bravo Funds. Messrs. Bernard and Lines may be considered independent contractors of Thoma Bravo and may have business or investment activities unrelated to Thoma Bravo.
(3)	Mr. Bravo is included in the table but received no compensation for his services since he was a member of our board of directors and a representative of Thoma Bravo prior to our initial public offering and resigned prior to our initial public offering.
(4)	In October 2017, Messrs. Bravo and Lines resigned as directors.
(5)	Mr. Sullivan was appointed to the board on November 21, 2017.

In May 2018, our board of directors established our cybersecurity committee. The chair of our cybersecurity committee is entitled to receive an annual cash retainer of $10,000, and the other members of our cybersecurity committee are entitled to receive an annual cash retainer of $5,000 each. Such retainers are in addition to other board and committee retainers and are payable monthly in advance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or is expected to exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

In September 2014, we entered into the Consulting Agreement with Thoma Bravo. The Consulting Agreement required quarterly payments from September 8, 2014 through December 31, 2018 for financial and management consulting services provided by Thoma Bravo. Consulting fees from the Consulting Agreement totaled $750,000, $1.0 million and $1.1 million in the years ended December 31, 2015, 2016 and 2017, respectively. We were also obligated to reimburse Thoma Bravo for reasonable legal, accounting and travel expenses and other fees and expenses incurred by Thoma Bravo in rendering the services under the Consulting Agreement and any other matter that was for our benefit. The Consulting Agreement terminated upon the completion of our initial public offering, and we are no longer required to make future payments. Additionally, we incurred a payable to Thoma Bravo totaling $459,401 in connection with a working capital adjustment arising from the Acquisition. As of December 31, 2016, the payable to Thoma Bravo of $459,401 had been converted to additional paid in capital.

In 2017 and during the three months ended March 31, 2018, we engaged in ordinary sales transactions of $858,000 and $147,000, respectively, with entities affiliated with Thoma Bravo, and in 2016 and 2017, we engaged in ordinary purchase transactions of $313,000 and $942,000, respectively, with entities affiliated with Thoma Bravo.

Registration Rights

Holders of 70,115,454 shares of our common stock, as of immediately following the completion of our initial public offering, have certain rights with respect to the registration of such shares (and any additional shares acquired by such holders thereafter) under the Securities Act pursuant to the Registration Rights Agreement, dated as of September 8, 2014 (the “Registration Rights Agreement”), by and among (i) SailPoint Technologies Holdings, Inc., (ii) the Thoma Bravo Funds, (iii) Mr. McClain, Mr. Cunningham, McClain Charitable Remainder Unitrust, Maryanne Cunningham, Mr. McMartin, Thomas Beck, Christopher Gossett, David Crow, Jeffrey Larson, Troy Donley and Marty Frederickson, and (iv) other persons who have become signatories to the agreement subsequent to September 8, 2014. The Thoma Bravo Funds are offering shares in this offering pursuant to the exercise of such rights.

Pursuant to the Registration Rights Agreement, we have agreed to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations set forth therein) of the holders of the shares registered pursuant to the registrations described below. The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an underwritten offering and our right to delay or withdraw a registration statement under certain circumstances.

Pursuant to the Registration Rights Agreement, we have agreed to not publicly sell or distribute any securities during the period beginning on the date of the notice of a requested demand registration and ending 90 days after the first effective date of any underwritten registration effected pursuant to the registrations described below (except pursuant to registrations on Form S-4, Form S-8 or any successor form). In addition, in connection with this offering, the Thoma Bravo Funds have agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus, subject to certain terms and conditions and early release in specified circumstances. See the section titled “Underwriting” for additional information regarding such restrictions.

Pursuant to the Registration Rights Agreement, the holders of a majority of the outstanding Investor Registrable Securities (as defined therein and which include shares of our common stock held by the Thoma Bravo Funds) (the “Initiating Holders”) are entitled to request (i) three Long-Form Registrations (as defined therein), (ii) an unlimited number of Long-Form Registrations in which the requesting parties shall pay their pro rata share of the registration expenses, and (iii) an unlimited number of Short-Form Registrations (as defined therein). In addition, with the consent of the Initiating Holders, the other parties to the Registration Rights Agreement may include their Registrable Securities in a Long-Form Registration or Short-Form Registration.

If at any time we propose to register the offer and sale of shares of our common stock under the Securities Act (other than pursuant to a Long-Form Registration or Short-Form Registration under the Registration Rights Agreement, or a registration on Form S-4, Form S-8 or any successor form), then we must notify the holders of Registrable Securities of such proposal to allow them to include a specified number of their shares of our common stock in such registration, subject to certain marketing and other limitations.

Limitation of Liability and Indemnification of Officers and Directors

Our charter and bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or executive officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our charter and bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement relating to our initial public offering and the underwriting agreement relating to this offering provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a formal written policy providing that our audit committee is responsible for reviewing “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), to which we are a party, in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has, had or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our capital stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 10, 2018 that will be owned by:

•	each of our Named Executive Officers;

•	each of our directors and director nominee;

•	all of our current directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of common stock and sole voting and no investment power with respect to all shares of unvested restricted stock that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 87,201,627 shares of our common stock outstanding as of May 10, 2018. We have deemed shares issuable pursuant to restricted stock units that vest within 60 days of May 10, 2018 and shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of May 10, 2018 to be outstanding and to be beneficially owned by the person holding the restricted stock unit or stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

For information regarding material transactions between us and the selling stockholders, see the section titled “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SailPoint Technologies Holdings, Inc., 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726.

			Assuming No Exercise of the Underwriters’ Option			Assuming Full Exercise of the Underwriters’ Option
	Beneficial Ownership Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent		Number	Percent		Number	Percent
Named Executive Officers, Directors and Director Nominees:
Mark McClain(1)	3,468,796	4.0	—	3,468,796	4.0	—	3,468,796	4.0
Kevin Cunningham(2)	2,814,370	3.2	—	2,814,370	3.2	—	2,814,370	3.2
Cam McMartin(3)	539,903	*	—	539,903	*	—	539,903	*
Howard Greenfield(4)	395,833	*	—	395,833	*	—	395,833	*
Marcel Bernard(5)	260,992	*	—	260,992	*	—	260,992	*
William Bock(6)	109,355	*	—	109,355	*	—	109,355	*
Seth Boro(7)	8,263	*	—	8,263	*	—	8,263	*
Jim Pflaging(8)	183,825	*	—	183,825	*	—	183,825	*
Michael J. Sullivan(9)	8,263	*	—	8,263	*	—	8,263	*
Chip Virnig(10)	8,263	*	—	8,263	*	—	8,263	*
All executive officers and directors as a group (9 people)(11)	4,983,493	5.7	—	4,983,493	5.7	—	4,983,493	5.7
Selling Stockholders and 5% Stockholders:
Thoma Bravo(12)	50,317,016	57.7	17,808,000	32,509,016	37.3	20,479,200	29,837,816	34.2

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Consists of 1,593,635 shares of common stock and 179,167 shares of unvested restricted stock held directly by Mr. McClain, 1,455,994 shares of common stock held by the McClain Charitable Remainder Unitrust, 80,000 shares of common stock held by the McClain RHD 2015 Trust, 80,000 shares of common stock held by the McClain ADM 2015 Trust and 80,000 shares of common stock held by the McClain GMM 2015 Trust. Mr. McClain is a co-trustee for each of the McClain Charitable Remainder Unitrust, McClain RHD 2015 Trust, McClain ADM 2015 Trust and McClain GMM 2015 Trust. As such, Mr. McClain may be deemed to have shared voting and investment power with respect to all of the shares of common stock held by such trusts.
(2)	Consists of 2,625,234 shares of common stock and 179,167 shares of unvested restricted stock held directly by Mr. Cunningham and 9,969 shares of common stock held by Mr. Cunningham’s spouse. Mr. Cunningham may be deemed to have shared voting and investment power with respect to the shares of common stock held by his spouse.
(3)	Consists of 447,453 shares of common stock and 70,834 shares of unvested restricted stock held directly by Mr. McMartin and 21,616 shares of common stock held by the Charles Wildermuth 2016 Trust. Mr. McMartin is the trustee for the Charles Wildermuth 2016 Trust, the beneficiary of which is a member of Mr. McMartin’s immediate family. As such, Mr. McMartin may be deemed to have shared voting and investment power with respect to all of the shares held by the Charles Wildermuth 2016 Trust. Mr. McMartin has served as our Chief Financial Officer since 2011.

(4)	Consists of 20,833 shares underlying options held directly by Mr. Greenfield, exercisable within 60 days of May 10, 2018, and 312,500 shares of common stock and 62,500 shares of unvested restricted stock held by the HRG 2009 Irrevocable Trust. Mr. Greenfield may be deemed to have shared voting and investment power with respect to all of the shares of common stock and shared voting power but no investment power with respect to all of the shares of restricted stock held by the HRG 2009 Irrevocable Trust.
(5)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018, 231,668 shares of common stock and 21,061 shares of unvested restricted stock held directly by Mr. Bernard.
(6)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018, 92,667 shares of common stock and 8,425 shares of unvested restricted stock held directly by Mr. Bock.
(7)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018 held directly by Mr. Boro.
(8)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018 held directly by Mr. Pflaging and 156,607 shares of common stock and 18,955 shares of unvested restricted stock held by the MMJ Living Trust. Mr. Pflaging is a co-trustee of the MMJ Living Trust. As such, Mr. Pflaging may be deemed to have shared voting and investment power with respect to all of the shares of common stock and shared voting power but no investment power with respect to all of the shares of restricted stock held by the MMJ Living Trust.
(9)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018 held directly by Mr. Sullivan.
(10)	Consists of 8,263 shares of common stock underlying restricted stock units that vest on June 17, 2018 held directly by Mr. Virnig.
(11)	Does not include Mr. Cunningham, who resigned from his position as our President in October 2017 and is no longer an executive officer.
(12)	Consists of (A) prior to this offering, 33,010,236 shares held directly by Thoma Bravo Fund XI, L.P. (“TB Fund XI”), 16,578,511 shares held directly by Thoma Bravo Fund XI-A, L.P. (“TB Fund XI-A”) and 728,269 shares held directly by Thoma Bravo Executive Fund XI, L.P. (“TB Exec Fund XI”), (B) after this offering assuming no exercise of the underwriters’ option to purchase additional shares, 21,327,387 shares held directly by TB Fund XI, 10,711,095 shares held directly by TB Fund XI-A and 470,534 shares held directly by TB Exec Fund XI, and (C) after this offering assuming full exercise of the underwriters’ option to purchase additional shares, 19,574,959 shares held directly by TB Fund XI, 9,830,983 shares held directly by TB Fund XI-A and 431,874 shares held directly by TB Exec Fund XI. Thoma Bravo Partners XI, L.P. (“TB Partners XI”) is the general partner of each of TB Fund XI, TB Fund XI-A and TB Exec Fund XI. Thoma Bravo, LLC is the general partner of TB Partners XI. By virtue of the relationships described in this footnote, Thoma Bravo, LLC may be deemed to have shared voting and investment power with respect to the shares held by TB Fund XI, TB Fund XI-A and TB Exec Fund XI. The principal business address of the entities identified herein is c/o Thoma Bravo, LLC, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

DESCRIPTION OF INDEBTEDNESS

On August 16, 2016, we entered into our credit facility, consisting of a $115 million term loan facility and a $5 million revolving credit facility, pursuant to a credit and guaranty agreement by and among SailPoint Technologies, Inc., as the borrower, and SailPoint Technologies Intermediate Holdings, LLC and SailPoint International, Inc., as guarantors, other guarantors party thereto from time to time, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent, collateral agent and lead arranger, which was subsequently amended and restated on November 2, 2016 to provide for a letter of credit sub-facility with an aggregate limit equal to the lesser of $5 million and the aggregate unused amount of the revolving commitments then in effect. Our credit facility was further amended on June 28, 2017 to provide for (i) an increase to the term loan facility in an additional principal amount of $50 million to partially fund a dividend paid to the holders of our preferred stock, (ii) an increase to our revolving credit facility in an additional principal amount of $2.5 million, and (iii) an increase in the letter of credit sub-facility aggregate limit to the lesser of $7.5 million and the aggregate unused amount of the revolving commitments then in effect.

Our credit facility was further amended on November 21, 2017, in connection with the consummation of our initial public offering (the date of such amendment, the “Second Amendment Effective Date”) to provide for, among other things, (i) lower interest rates and (ii) reduced financial covenants. Such amendment required that we use a portion of our net proceeds from our initial public offering to repay an amount of borrowings outstanding under our term loan facility to reduce the aggregate outstanding principal amount thereof to $70.0 million (which repayment was subject to a prepayment premium of 1.50%). We used a portion of our net proceeds from our initial public offering to repay $90.0 million of such borrowings and paid the related prepayment premium of approximately $1.4 million. In addition, this payment resulted in a non-cash charge of $1.7 million loss on the modification and partial extinguishment of debt.

On April 16, 2018, our credit facility was further amended to delay, from the fiscal year ended December 31, 2017 to the fiscal year ended December 31, 2018, the effectiveness of our requirement to prepay borrowings under our credit facility with 50% of our excess cash flows (decreasing to 25% when the leverage ratio, as defined in the Credit Agreement, is less than 4.50 to 1.00) less certain voluntary prepayments of the borrowings.

Each of the term loan facility and revolving credit facility has a maturity of five years and will mature on August 16, 2021.

As of March 31, 2018, the balance outstanding under the term loan facility was $70.0 million. As of March 31, 2018, we had $1.5 million available under our revolving credit facility and $6.0 million of letters of credit outstanding, issued primarily in connection with our new corporate headquarters lease. See the section titled “Business—Facilities” for more information regarding our new corporate headquarters lease.

All of our obligations under our credit facility are guaranteed by our existing and future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.

Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 1.00% floor, plus a margin, or (ii) the base rate, subject to a 3.50% floor, plus a margin. For LIBOR borrowings, the applicable rate margin is 4.50% (or 7.00% prior to the Second Amendment Effective Date). For base rate borrowings, the applicable margin is 4.00% (or 6.50% prior to the Second Amendment Effective Date). We are also required to pay a 0.50% per annum fee on undrawn amounts under our revolving credit facility, payable quarterly in arrears.

Generally, we are permitted to make voluntary prepayments under our credit facility at any time. However, subject to certain exceptions, prepayments and commitment reductions are subject to a premium equal to 1.50% (or 3.00% prior to the Second Amendment Effective Date) of the term loans prepaid and revolving credit commitment reductions through June 28, 2018, with the premium decreasing to 0.50% (or 1.00% prior to the Second Amendment Effective Date) through June 28, 2019 and eliminated entirely after June 28, 2019.

Subject to certain exceptions, we are required to prepay borrowings under our credit facility as follows (but not limited to the following): (i) with 100% of the net cash proceeds we receive from the incurrence of debt obligations other than debt obligations otherwise permitted under the Credit Agreement, (ii) with 100% of the net cash proceeds in excess of $1.0 million in the aggregate in any trailing 12-month period we receive from specified non-ordinary course asset sales or as a result of casualty or condemnation events, subject to reinvestment provisions, and (iii) with 50% of our excess cash flows (decreasing to 25% when the leverage ratio, as defined in the Credit Agreement, is less than 4.50 to 1.00) less certain voluntary prepayments of the borrowings, for each fiscal year commencing with the fiscal year ended December 31, 2018.

Our credit facility requires us to maintain, as of the last day of each fiscal quarter, a maximum leverage ratio (based upon the ratio of consolidated total debt as of such date to cash EBITDA for the four fiscal quarter period ending on such date). The maximum leverage ratio for the fiscal quarters ending after the Second Amendment Effective Date and ending on or before December 31, 2018 is 3.00 to 1.00 and becomes more restrictive, being 2.50 to 1.00 for each fiscal quarter ending after December 31, 2018.

Our credit facility contains a number of covenants restricting or limiting our ability to, among other things, (i) create, incur, assume or permit to exist additional indebtedness or guarantees; (ii) create, incur, assume or permit liens and engage in sale leaseback transactions; (iii) enter into an agreement prohibiting the creation or assumption of any lien upon our properties or assets; (iv) make loans and investments; (v) declare dividends, make payments or redeem or repurchase capital stock; (vi) engage in mergers, acquisitions and other business combinations; (vii) prepay, redeem or purchase certain indebtedness; (viii) amend or otherwise alter terms of our indebtedness; (ix) sell assets; (x) enter into transactions with affiliates; and (xi) alter our business. Our credit facility also contains customary default provisions that include material adverse events, as defined therein.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our charter and bylaws and Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 310,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	300,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of May 10, 2018, there were 87,201,627 shares of our common stock outstanding, held by 295 stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, and any contractual limitations, such as those in the Credit Agreement, the holders of our common stock are entitled to receive dividends out of funds then legally available, if any, if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our common stock vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Our stockholders do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in our charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Pursuant to our charter, our board of directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. We currently have no plans to issue any shares of preferred stock.

Options and Restricted Stock Units

As of May 10, 2018, we had outstanding options to purchase an aggregate of 3,451,581 shares of our common stock, with a weighted-average exercise price of $5.73, and restricted stock units that may be settled for an aggregate of 1,274,168 shares of common stock.

Anti-Takeover Provisions in Our Charter and Bylaws

Certain provisions of our charter and bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board of Directors Vacancies. Our charter and bylaws allow Thoma Bravo to fill any vacancy on our board of directors, including newly created seats, for so long as Thoma Bravo beneficially owns at least 30% of the outstanding shares of our common stock. Thereafter, only our board of directors will be allowed to fill vacant directorships. In addition, (i) prior to the first date on which Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of Thoma Bravo and (ii) on and after such date, directors may only be removed for cause and only upon the affirmative vote of the majority of our outstanding voting stock, at a meeting of our stockholders called for that purpose. In the event Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, directors previously nominated by Thoma Bravo would be entitled to serve the remainder of their respective terms, unless they are otherwise removed for cause in accordance with the terms of our charter. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. In addition, following the date on which Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our charter and bylaws provide that our board of directors is classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our charter provides that so long as we are a controlled company, any action required or permitted to be taken by our stockholders may be effected by written consent. Our charter provides that, after we cease to be a controlled company, which we expect will occur in connection with the completion of this offering, our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our charter provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the date that Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws specify certain requirements regarding the form and content of a stockholder’s notice. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our bylaws also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of our board of directors or (ii) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (a) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (b) is entitled to vote at the meeting and upon such election, and (c) complies with the notice procedures set forth in our bylaws. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. These provisions will not apply to nominations by Thoma Bravo.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our charter does not provide for cumulative voting.

Directors Removed Only for Cause. Prior to the first date on which Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of Thoma Bravo. Our charter provides that, after such date, stockholders may remove directors only for cause at a meeting of our stockholders called for that purpose.

Amendment of Charter Provisions and Bylaws. Our charter provides that prior to the date that Thoma Bravo ceases to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors (the “Trigger Date”), our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting stock, voting together as a single class. After the Trigger Date, our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the Company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. We expect that the Trigger Date will occur in connection with the completion of this offering—i.e., we expect that as a result of this offering, Thoma Bravo will cease to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.

Our charter also provides that following the Trigger Date, the provisions of our charter relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or charter and the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our charter also provides that the provision of our charter that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. See “—Corporate Opportunity.”

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to designate and issue shares of preferred stock with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis. The existence of authorized but unissued shares of undesignated preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Business Combinations with Interested Stockholders. We have elected in our charter not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our charter contains provisions that have the same effect as Section 203, except that they provide that both Thoma Bravo and any persons to whom Thoma Bravo, including the Thoma Bravo Funds, sells its common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our charter that have the same effect as Section 203 of the DGCL.

Forum Selection. Our charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our charter or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine;

in each such case, subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

Our charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our charter is inapplicable or unenforceable.

Corporate Opportunity. Messrs. Boro and Virnig, a managing partner and principal, respectively, of Thoma Bravo, and Mr. Bernard, an operating partner of Thoma Bravo, currently serve on our board of directors and will continue to serve as directors following completion of this offering. Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, will continue to beneficially own a significant portion of our outstanding common stock upon the completion of this offering. Thoma Bravo may beneficially hold equity interests in entities that directly or indirectly compete with us, and companies in which it currently invests may begin competing with us. As a result of these relationships, when conflicts between the interests of Thoma Bravo, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our charter, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approved the transactions, (ii) the material facts relating to the director’s or officer’s relationship or interest are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction, or (iii) the transaction is otherwise fair to us.

Our charter provides that no officer or director of our company who is also a principal, officer, director, member, manager, partner, employee and/or independent contractor of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to Thoma Bravo instead of us or does not communicate information regarding a corporate opportunity to us. Our charter also provides that any principal, officer, director, member, manager, partner, employee and/or independent contractor of Thoma Bravo or any entity that controls, is controlled by or under common control with Thoma Bravo or any investment funds advised by Thoma Bravo will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

This provision may not be modified without the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

Our common stock is listed on the NYSE under the symbol “SAIL.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

A total of 87,201,627 shares of our common stock were outstanding as of May 10, 2018. Of these shares, all 17,808,000 shares of our common stock sold in this offering as well as the 23,000,000 shares of common stock sold in our initial public offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining shares of our common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Lock-Up Agreements

In connection with our initial public offering, we and all of our executive officers and directors, the Thoma Bravo Funds and substantially all of the other persons who were holders of our common stock or stock options immediately prior to our initial public offering agreed to lock-up agreements with the underwriters pursuant to which we and they agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for 180 days following the date of the prospectus relating to our initial public offering. These lock-up agreements expired on May 15, 2018. However, pursuant to lock-up agreements entered into in connection with this offering, 36,427,226 of those shares will be subject to a 90-day lock-up period, as discussed below, as of the date hereof.

In connection with this offering, subject to certain exceptions described in the section titled “Underwriting,” we, our directors, chief executive officer, chief financial officer and principal accounting officer and the Thoma Bravo Funds have agreed, or will agree, to enter into lock-up agreements with the underwriters of this offering, under which we and they have agreed, or will agree, that we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 90 days after the date of this prospectus. As of May 10, 2018, our directors, chief executive officer, chief financial officer and principal accounting officer and Thoma Bravo held, directly or indirectly, 54,694,842 shares of our common stock in the aggregate. The underwriters may, in their sole discretion, permit our stockholders who are subject to the 90-day lock-up period to sell shares prior to the end of such period. Pursuant to the lock-up agreements, sales as part of trading plans adopted pursuant to Rule 10b5-1 under the Exchange Act prior to the effective date of the lock-up agreements are not subject to the 90-day lock-up period. Our Section 16 officers have adopted Rule 10b5-1 trading plans to sell, directly or indirectly, up to 1,197,616 shares of our common stock in the aggregate on a periodic basis to diversify their assets and investments. During the 90-day lock-up period related to this offering, our Section 16 officers may sell, directly or indirectly, up to 659,616 shares of our common stock in the aggregate pursuant to these Rule 10b5-1 trading plans.

Rule 144

Rule 144 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell, in reliance upon Rule 144 within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which equals 872,016 shares, based on the number of shares outstanding as of May 10, 2018; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144.

Registration Rights

Holders of 70,115,454 shares of our common stock, as of immediately following the completion of our initial public offering, are entitled to certain rights with respect to the registration of such shares (and any additional shares acquired by such holders thereafter) under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for a description of these registration rights.

Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement are eligible for sale in the public market without restriction under the Securities Act, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Our Common Stock.” Subject to backup withholding requirements and the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Internal Revenue Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses; provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Internal Revenue Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, sales or other dispositions of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S. will result in information reporting and backup withholding unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Internal Revenue Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	5,698,560
Goldman Sachs & Co. LLC	3,027,360
Citigroup Global Markets Inc.	3,027,360
Jefferies LLC	2,047,920
RBC Capital Markets, LLC	1,780,800
KeyBanc Capital Markets Inc.	712,320
Piper Jaffray & Co.	534,240
Canaccord Genuity LLC	356,160
Oppenheimer & Co. Inc.	356,160
BTIG, LLC	267,120

Total	17,808,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.501795 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,671,200 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$22.50	$400,680,000.00	$460,782,000.00
Underwriting discounts and commissions to be paid by the selling stockholders	$0.836325	$14,893,275.60	$17,127,266.94
Proceeds, before expenses, to the selling stockholders	$21.663675	$385,786,724.40	$443,654,733.06

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $850,000. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”), which we estimate will not exceed $20,000. The underwriters have agreed to pay the selling stockholders approximately $1,000,000 for certain reimbursements.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the NYSE under the trading symbol “SAIL.”

We, our directors, chief executive officer, chief financial officer and principal accounting officer and the Thoma Bravo Funds have agreed, or will agree, pursuant to the underwriting agreement relating to this offering or a lock up letter (the “Lock-up Letter”), that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the “Restricted Period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed or will agree that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

(a)	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions during the Restricted Period;

(b)

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the undersigned or to a trust for the direct or indirect benefit of the undersigned or one or more immediate family members of the undersigned, or (iv) if the undersigned is a trust, to any trustee or beneficiary of the undersigned or the estate of any such trustee or beneficiary;

(c)	transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a corporation, partnership, limited liability company or other business entity (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or managed by or is under common control with such stockholder or (ii) as part of a transfer or distribution to a direct or indirect limited partner, general partner, member, stockholder or holder of similar equity interests of the undersigned;

(d)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a domestic relations order or divorce decree, provided that any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer by or on behalf of the undersigned that is required to be made during the Restricted Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law;

(e)	the exercise by the undersigned of a stock option granted under a stock incentive plan or stock purchase plan described in this prospectus, and the receipt by the undersigned from us of shares of common stock upon such exercise, insofar as such option is outstanding as of the date of this prospectus, provided that the underlying shares will continue to be subject to the restrictions on transfer set forth in the Lock-Up Letter, and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold to the public by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters of this offering;

(f)	the disposition of shares of common stock to us, or the withholding of shares of common stock by us, in a transaction exempt from Section 16(b) of the Exchange Act, in each case on a “cashless” or “net exercise” basis solely in connection with the payment of taxes due with respect to the vesting or settlement of restricted stock or restricted stock units, or the exercise of options, granted under a stock incentive plan, stock purchase plan or pursuant to a contractual employment arrangement described in this prospectus, insofar as such restricted stock, restricted stock unit or option is outstanding as of the date of this prospectus, provided that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such disposition to us or withholding by us of shares or securities was solely to us pursuant to the circumstances described herein;

(g)	transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us pursuant to arrangements under which we have the option or right to repurchase such shares, provided that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is a repurchase by us;

(h)	transfers pursuant to a bona fide merger, consolidation or other similar transaction involving a Change of Control and approved by our board of directors (for purposes of the Lock-Up Letter, “Change of Control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to our proposed initial public offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold at least 50% of our outstanding voting securities (or the surviving entity), provided that, in the event that such Change of Control transaction is not completed, this clause (h) will not be applicable and the undersigned’s shares will remain subject to the restrictions contained in the Lock-Up Letter;

(i)	the establishment or amendment of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment or amendment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period; or

(j)	transfers of our securities pursuant to a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act prior to the effective date of the lock-up agreement, provided that any filing required under the Exchange Act that is made in connection with any such sales during the Restricted Period shall state that such sales have been executed under a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act and shall also state the date such trading plan was adopted;

provided that in the case of any transfer or distribution pursuant to clauses (b), (c) or (d), each transferee, donee or distributee shall sign and deliver a lock-up letter substantially in the form of the Lock-Up Letter; further provided that in the case of any transfer or distribution pursuant to clause (b) or (d), no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, other than a filing on a Form 5 made after the expiration of the Restricted Period or the due date thereof, shall be required or shall be voluntarily made during the Restricted Period; further provided that in the case of any transfer or distribution pursuant to clause (c), no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock, other than a filing on a Form 5 made after the expiration of the Restricted Period or the due date thereof, shall be required or shall be voluntarily made during the Restricted Period unless such filing is to be made substantially concurrently with the filings covering the sales of the Shares (as defined in the underwriting agreement relating to this offering).

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we sold, and may in the future sell, solutions to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001(the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas. Certain legal matters in connection with this offering will be passed upon for the selling stockholders by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Thoma Bravo, including certain of the Thoma Bravo Funds. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Thoma Bravo and certain affiliated entities in connection with various legal matters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, must file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.sailpoint.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2017 and March 31, 2018	F-2
Consolidated Statements of Operations for the three months ended March 31, 2017 and 2018	F-3
Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and 2018	F-4
Notes to Unaudited Consolidated Financial Statements	F-5

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-15
Consolidated Balance Sheets as of December 31, 2016 and 2017	F-16
Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017	F-17
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the years ended December 31, 2015, 2016 and 2017	F-18
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017	F-19
Notes to Consolidated Financial Statements	F-20

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2017	March 31, 2018
	(In thousands, except share and per share data)
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$116,049	$130,859
Restricted cash	78	126
Accounts receivable	72,907	55,997
Prepayments and other current assets	10,013	9,094

Total current assets	199,047	196,076
Property and equipment, net	3,018	3,126
Deferred tax asset—non-current	264	264
Other non-current assets	3,542	3,106
Goodwill	219,377	219,377
Intangible assets, net	81,185	78,979

Total assets	$506,433	$500,928

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$2,231	$1,872
Accrued expenses and other liabilities	22,636	12,012
Income taxes payable	1,688	1,918
Deferred revenue	73,671	75,883

Total current liabilities	100,226	91,685
Long-term debt	68,329	68,321
Other long-term liabilities	27	65
Deferred revenue non-current	9,454	13,175

Total liabilities	178,036	173,246
Commitments and contingencies (Note 4)
Stockholders’ equity
Common stock, $0.0001 par value, authorized 300,000,000 shares issued and outstanding 84,948,126 shares at December 31, 2017 and 85,953,041 shares at March 31, 2018	8	9
Preferred stock, $0.0001 par value, authorized 10,000,000 shares, no shares issued and outstanding at December 31, 2017 and March 31, 2018	—	—
Additional paid in capital	353,609	358,858
Accumulated deficit	(25,220)	(31,185)

Total stockholders’ equity	328,397	327,682

Total liabilities and stockholders’ equity	$506,433	$500,928

See accompanying notes to unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2017	2018
	(In thousands, except share and per share data)
	(Unaudited)
Revenue
Licenses	$12,236	$16,987
Subscription	14,952	23,005
Services and other	8,278	9,722

Total revenue	35,466	49,714
Cost of revenue
Licenses	1,087	1,138
Subscription	3,575	4,658
Services and other	5,473	6,974

Total cost of revenue	10,135	12,770

Gross profit	25,331	36,944
Operating expenses
Research and development	6,927	9,762
General and administrative	3,032	7,657
Sales and marketing	15,173	23,815

Total operating expenses	25,132	41,234

Income (loss) from operations	199	(4,290)
Other expense, net:
Interest expense, net	(2,657)	(1,178)
Other, net	(64)	(147)

Total other expense, net	(2,721)	(1,325)

Loss before income taxes	(2,522)	(5,615)
Income tax benefit (expense)	239	(352)

Net loss	$(2,283)	$(5,967)

Net loss available to common shareholders	$(8,453)	$(5,967)
Net loss per share
Basic	$(0.18)	$(0.07)

Diluted	$(0.18)	$(0.07)

Weighted average shares outstanding
Basic	47,208,477	85,719,240

Diluted	47,208,477	85,719,240

See accompanying notes to unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2017	2018
	(In thousands)
	(Unaudited)
Operating activities
Net loss	$(2,283)	$(5,967)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	2,476	2,628
Amortization of loan origination fees	152	108
Gain on disposal of fixed assets	(8)	(4)
Stock-based compensation expense	158	5,139
Deferred taxes	(68)	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	6,500	16,910
Prepayments and other current assets	1,058	919
Other non-current assets	(1,355)	436
Accounts payable	711	(358)
Accrued expenses and other liabilities	(2,283)	(10,651)
Income taxes receivable (payable)	(313)	230
Deferred revenue	2,113	5,932

Net cash provided by operating activities	6,858	15,322

Investing activities
Purchase of property and equipment	(382)	(530)
Proceeds from sale of property and equipment	109	4

Net cash used in investing activities	(273)	(526)

Financing activities
Repurchase of equity shares	(267)	—
Exercise of stock options	29	62

Net cash provided by (used in) financing activities	(238)	62

Increase in cash	6,347	14,858
Cash, cash equivalents and restricted cash, beginning of period	18,272	116,127

Cash, cash equivalents and restricted cash, end of period	$24,619	$130,985

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,513	$884
Cash paid for income taxes	$73	$94
Conversion of prepaid incentive units to common stock (Note 7)	$10	$65

See accompanying notes to unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

SailPoint Technologies Holdings, Inc. (“we,” “our,” “the Company” or “SailPoint”) was incorporated in the state of Delaware on August 8, 2014, in preparation for the purchase of SailPoint Technologies, Inc. The purchase (the “Acquisition”) occurred on September 8, 2014. SailPoint Technologies, Inc. was formed July 14, 2004 as a Delaware corporation. The Company designs, develops, and markets identity governance software that helps organizations govern user access to critical systems and data. The Company currently markets its products and services throughout North America, Europe and the Asia Pacific regions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Article 10 of Regulation S-X, “Interim Financial Statements” and the rules and regulations for Form 10-Q of the Securities and Exchange Commission (the “SEC”). Pursuant to those rules and regulations, the Company has condensed or omitted certain information and footnote disclosure it normally includes in its annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the balance sheet, statements of operations and the statements of cash flows for the interim periods but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2018 or any future period. Our unaudited consolidated financial statements have been prepared in a manner consistent with the accounting principles described in our audited consolidated financial statements appearing elsewhere in this prospectus. These financial statements and accompanying notes should be read in conjunction with those audited consolidated financial statements and notes thereto. All intercompany accounts and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents. The Company is required to maintain a small amount of restricted cash to guarantee rent payments in a foreign subsidiary.

	As of
	December 31, 2017	March 31, 2018
	(In thousands)
Cash and cash equivalents per balance sheet	$116,049	$130,859
Restricted cash per balance sheet	78	126

Cash, cash equivalents and restricted cash per cash flow	$116,127	$130,985

Segment Information and Concentration of Credit and Other Risks

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from licensing of software, sale of professional services, maintenance and technical support. The following tables sets forth the Company’s consolidated total revenue by geography:

	Three Months Ended March 31,
	2017	2018
	(In thousands)
United States	$25,915	$32,698
EMEA(1)	5,814	11,671
Rest of the World(1)	3,737	5,345

Total revenue	$35,466	$49,714

(1)	No single country represented more than 10% of our consolidated revenue.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. There is no concentration of credit risk for customers as no individual entity represented more than 10% of the balance in accounts receivable as of December 31, 2017 and March 31, 2018 or 10% of revenue for the three months ended March 31, 2017 and 2018. The Company does not experience concentration of credit risk in foreign countries as no foreign country represents more than 10% of the Company’s condensed consolidated revenues or net assets.

Significant Accounting Policies

There have been no significant changes to the Company’s significant accounting policies, which are discussed in Note 2 of our audited consolidated financial statements appearing elsewhere in this prospectus.

Recently Issued Accounting Standards Not Yet Adopted

Under the Jumpstart Our Business Startups Act (the “JOBS Act”), emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public companies, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual reporting period beginning after December 15, 2018.

The Company currently plans to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been made at this time. The Company’s final determination will depend on a number of factors such as the significance of the impact of the new standard on the Company’s financial results, system readiness, including that of software procured from third-party providers, and the Company’s ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, and processes. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. While the Company continues to assess all potential impacts under the new standard will have on our condensed consolidated financial statements and related disclosures there may be the potential for significant impacts to the timing of recognition of professional services revenue, and contract acquisition costs, with respect to the amounts that will be capitalized as well as the period of amortization.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019 including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2019. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This standard requires companies to account for the income tax effects of intercompany transfers of assets other than inventory when the transfer occurs. This guidance is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt and therefore plans to adopt for the annual period beginning after December 15, 2018. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718). This standard clarifies which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. An entity is required to account for the effects of a modification unless all of the following conditions are met: (i) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or value using an alternative measurement method) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in the first period of the year this guidance is adopted. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2017. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260). This standard addresses the complexity of accounting for certain financial instruments with down round features. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2020. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

3. Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. The carrying amount of goodwill was $219.4 million for the periods ended March 31, 2017 and 2018 as there has been no acquisition activity in these periods. Goodwill and other intangible balances are tested for impairment on an annual basis during the fourth quarter, or sooner if an indicator of impairment occurs. No triggering events have occurred during the three-month period ended March 31, 2017 and 2018 that would indicate a potential impairment of goodwill and other intangible assets.

Intangible Assets

Total cost and amortization of intangible assets comprised of the following:

	Weighted Average Useful Life	As of
		December 31, 2017	March 31, 2018
	(In years)	(In thousands)
Intangible assets, net
Customer lists	15	$42,500	$42,500
Developed technology	9.6	42,000	42,000
Trade names and trademarks	17	24,500	24,500
Order backlog	1.5	1,100	1,100
Non-competition agreements and related items	4.4	810	810

Total intangible assets		110,910	110,910
Less: Accumulated amortization		(29,725)	(31,931)

Total intangible assets, net		$81,185	$78,979

Amortization expense of intangible assets was $2.2 million for the three months ended March 31, 2017 and March 31, 2018. Amortization expense is included in the condensed consolidated statements of operations for the three months ended March 31, 2017 and 2018, respectively, as follows:

	Three Months Ended March 31,
	2017	2018
	(In thousands)
Cost of revenue—license	$1,008	$1,008
Cost of revenue—subscription	96	96
Research and development	—	34
Sales and marketing	1,117	1,068

Total amortization of acquired intangibles	$2,221	$2,206

Periodically, the Company evaluates intangible assets for possible impairment. There were no impairments for intangible assets during the three months ended March 31, 2017 and 2018.

4. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating lease agreements. The majority of these agreements include a renewal option, and/or require the Company to pay taxes, insurance, and maintenance costs, which are not included in the table below. Certain of these facility leases contain predetermined fixed escalations of the minimum rentals, and the Company recognizes expense for these leases on a straight-line basis. The difference between the recognized rental expense and amounts payable under the lease is recorded as deferred rent, which is included in accrued expenses and other liabilities on the accompanying condensed consolidated balance sheets.

Rent expense under all operating leases was approximately $0.5 million and $0.9 million for the three months ended March 31, 2017 and 2018, respectively.

Indemnification Arrangements

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities with respect to our products and services and business. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in a particular contract.

The Company includes service level commitments to our cloud customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those levels. To date, the Company has not incurred any material costs as a result of these commitments and we expect the time between any potential claims and issuance of the credits to be short. As a result, we have not accrued any liabilities related to these commitments in our consolidated financial statements.

Litigation Claims and Assessments

The Company is subject to claims and suits that may arise from time to time in the ordinary course of business. In addition, some legal actions, claims and governmental inquiries may be instituted or asserted in the future against us and our subsidiaries. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, based upon current information, we do not believe the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, will have a material adverse impact on our financial statements.

5. Line of Credit and Long-Term Debt

The outstanding balance of the term loan at December 31, 2017 and March 31, 2018 was $70 million. There was no outstanding balance of the revolving line of credit at December 31, 2017 and March 31, 2018. The Company was in compliance with all applicable covenants as of December 31, 2017 and March 31, 2018.

In 2017, the Company amended its existing credit facility in connection with the consummation of its initial public offering. Such amendment required that the Company use a portion of its net proceeds to repay $90.0 million of borrowings outstanding under its term loan facility to reduce the aggregate outstanding principal amount thereof to $70.0 million. This repayment was subject to a prepayment premium of 1.50% approximately

$1.4 million, which is recorded as interest expense. As a result of this paydown, the Company incurred a $1.7 million loss on the modification and partial extinguishment of debt which was also recorded as interest expense in the consolidated statements of operations for the years ended December 31, 2017. In October 2017, in connection with its new corporate headquarters lease, the Company executed a standby letter of credit in the amount of $6.0 million. The term loan and the credit facility both bear interest based on the adjusted LIBOR rate, as defined in the credit agreement, with a 1% floor plus an applicable margin of 4.5%.

The Company has incurred total debt issuance costs of $4.5 million in connection with these loan and security agreements of which $1.4 million relates to the modified agreement as of December 31, 2017. These costs are being amortized to interest expense over the life of the debt on a straight-line basis, which approximates the interest method. Amortization of debt issuance costs for existing loan and security agreement as of March 31, 2017 and March 31, 2018, was approximately $0.2 million and $0.1 million, respectively, and was recorded in interest expense in the accompanying condensed consolidated statements of operations. As of March 31, 2018, future principal payment for long-term debt, is $68.3 million, net of $1.7 million of unamortized debt issuance costs included in long-term debt. The maturity date on the term loan is August 16, 2021, with principal payment due in full on maturity date, and interest payments due quarterly. The rate prevalent at March 31, 2018 was 5.5% consisting of the 1% floor, plus an applicable margin of 4.5% for the term loan and the credit facility.

6. Related Party Transactions

During the three months ended March 31, 2017 and 2018, the Company engaged in ordinary sales transactions of $0 and $147,000, and purchase transactions of $382,000 and $101,000, respectively, with entities affiliated with its controlling entity. At December 31, 2017 and March 31, 2018, the accompanying condensed consolidated balance sheets included accounts payable balances of $3,400 and $400, as well as accounts receivable balances $516,000 and $91,000, respectively, associated with these transactions.

In September 2014, the Company entered into an advisory services agreement (the “Consulting Agreement”) with its controlling entity. The Consulting Agreement requires quarterly payments from September 8, 2014 through December 31, 2018 for business consulting services provided by the controlling entity to the Company. Consulting fees from the Consulting Agreement totaled $313,000 during the three months ended March 31, 2017 and were included in general and administrative expenses in the accompanying condensed consolidated statements of operations. Upon completion of the initial public offering, the Consulting Agreement ceased, and the Company was no longer required to make future payments.

7. Stock Option Plans and Stock-Based Compensation

2015 Stock Option Plans

In 2015, the Company adopted (i) the Amended and Restated 2015 Stock Option and Grant Plan and (ii) the 2015 Stock Incentive Plan (together the “2015 Stock Option Plans”) under which it may grant incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), and restricted stock to purchase shares of common stock. The 2015 Stock Option Plans reserve 5,000,000 shares of common stock for issuance as ISOs, 500,000 shares of restricted stock and 250,000 shares for issuance under the 2015 Stock Incentive Plan. Under the 2015 Stock Option Plans ISOs may not be granted at less than fair market value on the date of the grant and generally vest over a four-year period based on continued service. Certain options are subject to vesting based on certain future performance targets. Options generally expire ten years after the grant date.

At March 31, 2018, 468,956 shares were available for issuance under the Amended and Restated 2015 Stock Option and Grant Plan. At March 31, 2018, 333,999 shares were available for issuance under the 2015 Stock Incentive Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

2017 Long Term Incentive Plan

In November 2017, the Company’s board of directors adopted the 2017 Long Term Incentive Plan (the “2017 Plan”). As of December 31, 2017, the Company had reserved 8,856,876 shares of common stock available for issuance under the 2017 Plan to employees, directors, officers and consultants of the Company and its subsidiaries. The number of shares of common stock available for issuance under the 2017 Plan will be increased on each January 1 hereafter by 4,428,438 shares of common stock. Options granted under the 2017 Plan generally vest over four years. Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares, and shares withheld or surrendered to pay the exercise price of, or to satisfy the withholding obligations with respect to an award, will become available for future grants under the 2017 Plan. At March 31, 2018, 6,482,775 shares were available for issuance under the 2017 Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

In November 2017, the Company’s board of directors adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective on in November of 2017, after the date our registration statement was declared effective by the SEC. As of March 31, 2018, the participation in the ESPP is not effective and no shares were purchased.

Options Activity

The fair value for the Company’s stock options granted during the year ended March 31, 2017 and 2018 was estimated at the date of grant using a Black Scholes option-pricing model using the following weighted average assumptions:

	March 31, 2017	March 31, 2018
Expected dividend rate	0%	0%
Expected volatility	49.0%	41.0%
Risk-free interest rate	2.02% - 2.11%	2.63% - 2.73%
Expected term (in years)	5.5 - 6.25	6.25 - 6.25

The following table summarizes option activity under the Plans and related information:

	Number of Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2017	3,500,075	$5.43	8.8	31,784,488

Granted	34,875	$19.02
Exercised	(26,334)	$2.36
Forfeited	(53,579)	$2.77

Balances at March 31, 2018	3,455,037	$5.64	8.6	52,025,934

Options vested and expected to vest at March 31, 2018	3,455,037	$5.64	8.6	52,025,934

Options vested and exercisable at March 31, 2018	1,043,709	$2.32	7.6	19,172,966

The Company expects all outstanding stock options at March 31, 2018 to fully vest. The weighted average grant date fair value per share for the period ended March 31, 2017 and 2018 was $1.56 and $8.42, respectively. Compensation expense relating to stock options was approximately $158,000 and $1.7 million for the three months ended March 31, 2017 and 2018, respectively. The total fair value of shares vested during the three months ended March 31, 2017 and 2018 was approximately $98,000 and $0.4 million, respectively.

The total unrecognized compensation expense related to non-vested stock options granted is $9.2 million and is expected to be recognized over a weighted average period of 2.71 years as of March 31, 2018.

Incentive Unit Plan

In 2014 and 2015, the Company granted shares of the Company’s common stock (the “incentive units”) to certain members of management pursuant to restricted stock agreements (the “RSAs”).

The incentive units were granted with an exercise price equal to the fair market value on the date of grant, are subject to vesting, and if exercised in advance of vesting were subject to the Company’s right to repurchase. Upon vesting, the incentive units automatically convert to common stock. 50% of incentive units granted to executives vest based on performance meeting or exceeding EBITDA targets, as defined in the RSAs. Incentive units granted to non-executives and the remaining 50% of incentive units granted to executives vest 25% on the first anniversary date of the grant, and ratably over the remaining three years. The graded-vesting attribution method is used by the Company to determine the monthly stock-based compensation expense over the applicable vesting periods. In 2017, the Board of Directors waived the EBITDA criteria associated with the annual tranche of performance vesting stock options resulting in a modification.

The Company did not grant any incentive units during the first quarter of 2018. As of March 31, 2018, the aggregate intrinsic value for 1,257,000 non-vested incentive units was $26.0 million, and the total unrecognized compensation related to non-vested incentive units granted was approximately $6.9 million and is expected to be recognized over a weighted-average remaining period of 0.8 years. During the first quarter of 2018, approximately 979,000 units vested. Compensation expense relating to incentive units was approximately $10,000 and $2.1 million for the three months ended March 31, 2017 and 2018, respectively.

Restricted Stock Units

The Company granted 382,427 restricted stock units during the three months ended March 31, 2018. As of March 31, 2018, 1,270,966 units of restricted stock is expected to vest over a weighted average remaining contractual period of 2.1 years with an aggregate intrinsic value of approximately $26.3 million. The total unrecognized compensation related to restricted stock units was $15.4 million as of March 31, 2018 and is expected to be recognized over a weighted average period of 3.57 years. Compensation expense relating to restricted stock units was approximately $0 and $1.2 million for the three months ended March 31, 2017 and 2018, respectively.

Stock-based compensation expense, which includes stock options, restricted stock units and incentive units, was recognized as follows:

	Three Months Ended March 31,
	2017	2018
	(In thousands)
Cost of revenue—subscription	$9	$121
Cost of revenue—services and other	18	375
Research and development	30	641
General and administrative	30	2,340
Sales and marketing	71	1,662

Total stock-based compensation	$158	$5,139

8. Income Taxes

Impacts of the U.S. 2017 Tax Cuts and Jobs Act

The U.S. 2017 Tax Cuts and Jobs Act (the “Act”), which was signed into law on December 22, 2017 and effective January 1, 2018, reduces the U.S. federal corporate tax rate from 35% to 21%. There was no net impact to the Company’s provision for income taxes or net deferred taxes due to the Company’s valuation allowance. The decrease in future tax assets via the reduced rate was offset by the decrease in our valuation allowance.

The Act subjects a U.S. shareholder to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, Accounting for GILTI, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. Given the complexity of the GILTI provisions, we are still evaluating the effects of the GILTI provisions and have not yet determined our accounting policy. As of March 31, 2018, the Company is not subject to the GILTI provisions due to Section 956 inclusions.

The provision for income taxes for 2017 and 2018 is generated from activity in certain foreign jurisdictions by our consolidated subsidiaries.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the three months ended March 31, 2017 and 2018 the Company did not record any material interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction, in several state jurisdictions, and in several foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before 2013 and is no longer subject to state, local and foreign income tax examinations by tax authorities for years before 2012. The Company is not currently under income tax audit in any jurisdiction.

9. Net Loss per Share Attributable to Common Shareholders

Basic and diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards. In periods when the Company recognizes a net loss, the Company excludes the impact of outstanding stock awards from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table sets forth the calculation of basic and diluted net loss per share during the periods presented:

	Three Months Ended March 31,
	2017	2018
	(In thousands, except share data)
Numerator:
Net loss	$(2,283)	$(5,967)

Deemed dividends to preferred stockholders	(6,170)	—

Net loss attributable to common shareholders	$(8,453)	$(5,967)

Denominator:
Weighted average shares outstanding
Basic and diluted	47,208,477	85,719,240
Net loss attributable to common shareholders

Basic and diluted	$(0.18)	$(0.07)

The following weighted average outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common shareholders for the periods presented because their effect would have been anti-dilutive. For the period prior to our initial public offering, convertible preferred stock is not included in this computation as it was contingently convertible based upon a future event.

	Three Months Ended March 31,
	2017	2018
Convertible preferred stock on an as-if converted basis
Stock options to purchase common stock	2,057,211	3,468,458
RSUs issued and outstanding	—	1,097,668
Non-vested incentive units	3,689,429	1,480,304

Total	5,746,640	6,046,430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

SailPoint Technologies Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of SailPoint Technologies Holdings, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2010.

Denver, Colorado

March 19, 2018

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2016	2017
	(In thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$18,214	$116,049
Restricted cash	58	78
Accounts receivable	48,791	72,907
Prepayments and other current assets	7,694	10,013

Total current assets	74,757	199,047
Property and equipment, net	1,855	3,018
Deferred tax asset—non-current	428	264
Other non-current assets	980	3,542
Goodwill	219,377	219,377
Intangible assets, net	90,013	81,185

Total assets	$387,410	$506,433

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$787	$2,231
Accrued expenses and other liabilities	13,105	22,636
Income taxes payable	818	1,688
Deferred revenue	49,850	73,671

Total current liabilities	64,560	100,226
Deferred tax liability—non-current	95	—
Long-term debt	107,344	68,329
Other long-term liabilities	54	27
Deferred revenue non-current	5,254	9,454

Total liabilities	177,307	178,036
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock authorized: 500,000 shares at December 31, 2016 and no shares at December 31, 2017. Preferred, $0.0001 par value, issued and outstanding 223,987 shares at December 31, 2016 and no shares at December 31, 2017	223,987	—
Stockholders’ (deficit) equity
Common stock, $0.0001 par value, authorized 59,500,000 shares at December 31, 2016 and 300,000,000 shares at December 31, 2017, issued and outstanding 46,397,369 shares at December 31, 2016 and 84,948,126 shares at December 31, 2017	5	8
Preferred stock, $0.0001 par value, authorized no shares at December 31, 2016 and 10,000,000 shares at December 2017, no issued and outstanding shares at December 31, 2016 and December 31, 2017	—	—
Treasury stock, at cost; no shares at December 31, 2016 and December 31, 2017	—	—
Additional paid in capital	3,739	353,609
Accumulated deficit	(17,628)	(25,220)

Total stockholders’ (deficit) equity	(13,884)	328,397

Total redeemable convertible preferred stock and stockholders’ equity (deficit)	210,103	328,397

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$387,410	$506,433

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2016	2017
	(In thousands, except share data)
Revenue
Licenses	$44,124	$54,395	$79,209
Subscription	29,930	49,364	71,007
Services and other	21,302	28,653	35,840

Total revenue	95,356	132,412	186,056
Cost of revenue
Licenses	4,293	4,278	4,561
Subscription	9,815	13,051	16,406
Services and other	15,151	19,709	23,623

Total cost of revenue	29,259	37,038	44,590

Gross profit	66,097	95,374	141,466
Operating expenses
Research and development	19,965	24,358	33,331
General and administrative	7,474	9,680	17,678
Sales and marketing	46,831	58,607	80,514

Total operating expenses	74,270	92,645	131,523

(Loss) income from operations	(8,173)	2,729	9,943
Other expense, net:
Interest expense, net	(3,883)	(7,277)	(14,783)
Other, net	(1,365)	(610)	(459)

Total other expense, net	(5,248)	(7,887)	(15,242)

Loss before income taxes	(13,421)	(5,158)	(5,299)
Income tax benefit (expense)	2,614	1,985	(2,293)

Net loss	$(10,807)	$(3,173)	$(7,592)

Net loss available to common shareholders	$(32,404)	$(26,791)	$(28,721)
Net loss per share
Basic	$(0.74)	$(0.58)	$(0.55)

Diluted	$(0.74)	$(0.58)	$(0.55)

Weighted average shares outstanding
Basic	43,929,159	45,933,218	52,339,804

Diluted	43,929,159	45,933,218	52,339,804

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock
	Number of shares	Amount	Number of shares	Par value	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Stockholders’ (deficit) equity
			(In thousands, except share data)
Balance at December 31, 2014	223,084	$223,084	43,580,028	$4	—	$—	$2,249	$(3,648)	$(1,395)
Issuance of preferred and common stock	248	248	48,349	—	—	—	59	—	59
Repurchase of preferred and common stock	(434)	(434)	(84,808)	—	—	—	(24)	—	(24)
Stock-based compensation expense, net	—	—	—	—	—	—	246	—	246
Incentive units vested	—	—	1,192,731	—	—	—	62	—	62
Net loss	—	—	—	—	—	—	—	(10,807)	(10,807)

Balance at December 31, 2015	222,898	$222,898	44,736,300	$4	—	$—	$2,592	$(14,455)	$(11,859)

Issuance of preferred and common stock, net	1,263	1,263	36,079	—	—	—	66	—	66
Repurchase of preferred and common stock	(174)	(174)	(62,402)	—	—	—	(52)	—	(52)
Exercise of stock options	—	—	10,568	—	—	—	18	—	18
Capital contribution	—	—	—	—	—	—	459	—	459
Stock-based compensation expense, net	—	—	—	—	—	—	568	—	568
Incentive units vested	—	—	1,676,824	1	—	—	88	—	89
Net loss	—	—	—	—	—	—	—	(3,173)	(3,173)

Balance at December 31, 2016	223,987	$223,987	46,397,369	$5	—	$—	$3,739	$(17,628)	$(13,884)

Issuance of preferred and common stock, net	—	—	15,800,000	1	—	—	171,979	—	171,980
Conversion of preferred stock to common stock upon initial public offering	(223,816)	(173,429)	20,500,400	2	—	—	173,427	—	173,429
Repurchase of preferred and common stock	(171)	(171)	—	—	190,434	(487)	—	—	(487)
Exercise of stock options	—	—	160,680	—	—	—	359	—	359
Preferred dividend payment	—	(50,387)	—	—	—	—	—	—
Treasury stock activity	—	—	(112,772)	—	(190,434)	487	(487)	—	—
Stock-based compensation expense, net	—	—	—	—	—	—	4,514	—	4,514
Incentive units vested	—	—	2,202,449	—	—	—	78	—	78
Net loss	—	—	—	—	—	—	—	(7,592)	(7,592)

Balance at December 31, 2017	—	$—	84,948,126	$8	—	$—	$353,609	$(25,220)	$328,397

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2016	2017
	(In thousands)
Operating activities
Net loss	$(10,807)	$(3,173)	$(7,592)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	9,620	9,982	10,220
Amortization of loan origination fees	140	749	746
Loss (gain) on disposal of fixed assets	15	5	(20)
Loss on modification and partial extinguishment of debt	—	—	1,702
Stock-based compensation expense	246	568	4,514
Deferred taxes	(3,326)	(2,537)	69
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(5,252)	(17,245)	(24,116)
Prepayments and other current assets	(1,173)	(2,779)	(2,174)
Other non-current assets	97	(857)	(2,453)
Accounts payable	(640)	(262)	1,443
Accrued expenses and other liabilities	3,068	1,712	10,882
Income taxes (receivable) payable	(56)	161	614
Deferred revenue	11,628	20,216	28,021

Net cash provided by operating activities	3,560	6,540	21,856

Investing activities
Purchase of property and equipment	(1,232)	(1,263)	(2,711)
Proceeds from sale of property and equipment	133	8	190
Cash paid for acquisition, net of cash acquired	(15,209)	—	—

Net cash used in investing activities	(16,308)	(1,255)	(2,521)

Financing activities
Proceeds from line of credit	10,000	—	—
Repayments of line of credit	—	(10,000)	—
Proceeds from term loan	—	115,000	50,000
Repayments of term loan	—	(105,000)	(90,000)
Prepayment penalty and fees	—	—	(1,390)
Dividend payments	—	—	(50,387)
Debt issuance costs	—	(3,083)	(1,384)
Proceeds from issuance of equity, net	307	1,329	171,980
Repurchase of equity shares	(458)	(226)	(658)
Exercise of stock options	—	18	359

Net cash provided by (used in) financing activities	9,849	(1,962)	78,520

(Decrease) increase in cash	(2,899)	3,323	97,855
Cash, cash equivalents and restricted cash, beginning of period	17,848	14,949	18,272

Cash, cash equivalents and restricted cash, end of period	$14,949	$18,272	$116,127

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,648	$5,848	$16,628
Cash paid for income taxes	$771	$406	$1,612
Conversion of redeemable convertible preferred stock to common stock	$—	$—	$173,429
Conversion of prepaid incentive units to common stock (Note 10)	$62	$89	$78
Forgiveness of liability to controlling entity	$—	$459	$—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

SailPoint Technologies Holdings, Inc., (“we”, “our” or “the Company”) was incorporated in the state of Delaware on August 8, 2014, in preparation for the purchase of SailPoint Technologies, Inc. The purchase occurred on September 8, 2014 and our certificate of incorporation was amended and restated as of such date. SailPoint Technologies, Inc. was formed July 14, 2004 as a Delaware corporation. The Company designs, develops, and markets identity governance software that helps organizations govern user access to critical systems and data. The Company currently markets its products and services throughout North America, Europe and the Asia Pacific regions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of SailPoint Technologies Holdings, Inc. and its subsidiaries, SailPoint Technologies Intermediate Holdings, LLC, SailPoint Technologies, Inc., SailPoint Technologies UK LTD, SailPoint Holdings, Inc., SailPoint International, Inc., SailPoint Technologies India Private LTD, SailPoint Technologies Netherlands B.V., SailPoint Technologies Israel Ltd, SailPoint Technologies SARL, SailPoint Technologies GmbH, and SailPoint Technologies Pte. Ltd. and Whitebox Security Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates such estimates and assumptions for continued reasonableness. In particular, we make estimates with respect to the fair value allocation of multiple elements in revenue recognition, the uncollectible accounts receivable, valuation of long-lived assets, stock-based compensation expense and income taxes. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents. The Company is required to maintain a small amount of restricted cash to guarantee rent payments in a foreign subsidiary.

	As of December 31,
	2016	2017
	(In thousands)
Cash and cash equivalents per balance sheet	$18,214	$116,049
Restricted cash per balance sheet	58	78

Cash, cash equivalents and restricted cash per cash flow	$18,272	$116,127

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company’s carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and related party payable approximate their fair values due to their short maturities. The carrying value of the Company’s line of credit and long-term debt approximate fair value and were valued using a Level 1 input, specifically the borrowing rates available to the Company at December 31, 2016 and 2017.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. There is no concentration of credit risk for customers as no individual entity represented more than 10% of the balance in accounts receivable as of December 31, 2016 and 2017 or 10% of revenue in the years ended December 31, 2015, 2016 and 2017. The Company does not experience concentration of credit risk in foreign countries as no foreign country represents more than 10% of the Company’s consolidated revenues or net assets.

The following tables sets forth the Company’s consolidated total revenue by geography:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
United States	$63,440	$92,116	$134,676
EMEA(1)	20,770	25,668	33,097
Rest of the World(1)	11,146	14,628	18,283

Total revenue	$95,356	$132,412	$186,056

(1)	No single country represented more than 10% of consolidated revenue

Accounts Receivable and Allowance for Doubtful Accounts

The Company continuously assesses the collectability of outstanding customer invoices and in doing so, the Company assesses the need to maintain an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating this allowance, the Company considers factors such as: historical collection experience, a customer’s current creditworthiness, customer concentrations, age of outstanding balances, both individually and in the aggregate, and existing economic conditions. Actual customer collections could differ from the Company’s estimates. The Company determined that an allowance for doubtful accounts was not required for the periods presented.

Property and Equipment, Net

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are depreciated over the shorter of the useful lives of the assets or the related lease term. Repairs and maintenance costs are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if an impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There was no impairment of property and equipment during the years ended December 31, 2015, 2016 and 2017.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identified net assets acquired. Goodwill and intangible assets that have indefinite lives are not be amortized, but rather tested for impairment annually, or more often if and when events or circumstances indicate that the carrying value may not be recoverable. Goodwill is tested using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. There were no impairments of goodwill during the years ended December 31, 2015, 2016 and 2017.

The Company elected to change the annual assessment date for goodwill and indefinite lived intangible assets from December 31st to October 31st because the change in date creates synergy and enhance the quality of our indefinite lived intangible assets impairment analysis. The Company conducted qualitative and quantitative assessment, for the 2017 annual impairment test, using the income, cost and market approach, using information as of October 31, 2017. The intent is to perform qualitative impairment test at least annually unless certain indicators or events suggest otherwise.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company periodically reviews the estimated remaining useful life of our intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Periodically, the Company evaluates the recoverability of its long-lived assets including intangible assets, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset, or related asset group, to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, then the carrying amount of such assets is reduced to fair value. The Company did not record any impairments of long-lived assets including intangible assets as of December 31, 2016 and 2017.

Software Development Costs

Software development costs for products intended to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Technological feasibility is established when a product design and working model have been completed and the completeness of the working model and its consistency with the product design have been confirmed by testing. To date, the establishment of technological feasibility of the Company’s products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant. Therefore, we have not capitalized any software development costs through December 31, 2017. Such costs have been recorded as research and development expenses, as incurred, in the consolidated statements of operations.

Comprehensive income (loss)

The Company has not entered into transactions that require presentation as other comprehensive income (loss). Total comprehensive loss is equal to net loss for all periods presented.

Liquidity

The Company has sustained losses since its inception. The Company had cash, cash equivalents and restricted cash of approximately $116.1 million and an accumulated deficit of approximately $25.2 million at December 31, 2017. The Company has funded these losses through cash flows from operations, debt, issuance of common stock and other equity financings. The Company believes that working capital on hand, net operating cash flows, and increasing revenues are sufficient to sustain operations for at least the twelve months from the report issuance date.

Revenue Recognition

Revenue consists of fees for perpetual licenses for the Company’s software products, post-contract customer support (referred to as maintenance), professional services, software as a service (“SaaS”) and other revenue.

The Company recognizes revenue in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) authoritative guidance on software revenue recognition and multiple element arrangements.

Revenue is recognized when:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred, or services have been rendered,

•	The Company’s price to the buyer is fixed or determinable, and

•	Collectability is probable.

The Company frequently enters into sales arrangements that contain multiple elements or deliverables. For arrangements that include both software and non-software elements, the Company allocates revenue to the software deliverables as a group and separable non-software deliverables as a group based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) Vendor Specific Objective Evidence (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) the best estimate of the selling price (“ESP”). Cloud-based services, and professional services related to cloud-based services, are considered to be non-software elements in the Company’s arrangements.

VSOE of fair value for each element is based on the Company’s standard rates charged for the product or service when such product or service is sold separately or based upon the price established by the Company’s pricing committee when that product or service is not yet being sold separately. The Company establishes VSOE for maintenance and professional services using a “bell-shaped curve” approach. When applying the “bell-shaped curve” approach the Company analyzes all maintenance renewal transactions over the past twelve months for that category of license and plots those data points on a bell-shaped curve to ensure that a high percentage of the data points are within an acceptable margin of the established VSOE rate. This analysis is performed quarterly on a rolling 12-month basis.

When the Company is unable to establish a selling price for non-software arrangements using VSOE or TPE, the Company uses ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by the Company’s management, taking into consideration the Company’s go-to-market strategy, pricing factors, and historical transactions.

The Company recognizes revenue for software arrangements that include undelivered elements using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and recognized as such elements are delivered to the customer and the remaining portion of the agreement fee is recognized as license revenue upon delivery. The determination of fair value of each undelivered element in software arrangements is based on VSOE. If VSOE has not been established for certain undelivered elements in an agreement, revenue is deferred until those elements have been delivered or their VSOE has been determined.

Revenue from maintenance and SaaS services is recognized ratably over the relevant contract period.

Service revenue includes consulting and training. The Company has determined that consulting and training services are not essential to the functionality of the Company’s software and SaaS offerings, and consulting and training services are typically listed separately in arrangements, are optional, and sold separately. As a result, the Company has established VSOE or ESP for consulting and training services and they therefore qualify for separate accounting.

In order to account for deliverables in a multiple-deliverable arrangement as separate unit of accounting, delivered elements must have standalone value. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the software or SaaS arrangement and the contractual dependence of the arrangement on the customer’s satisfaction with the professional services. Professional services sold as part of arrangements generally qualify for separate accounting.

Consulting and training service revenue that qualifies for separate accounting is recognized as the services are performed using the proportional performance method for fixed fee consulting contracts, or when the right to the service expires. The majority of the Company’s consulting contracts are billed on a time and materials basis.

Deferred Revenue

Deferred revenue represents amounts from the sale of products that have been billed for, but the transaction has not met our revenue recognition criteria. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Cost of Revenue

Cost of revenue for license consists of amortization expense for developed technology acquired in business combinations and third-party royalties.

Cost of subscription revenue consists primarily of employee costs of our customer support organization (including salaries, benefits, bonuses and stock-based compensation), contractor costs to supplement our staff levels, third-party cloud-hosting costs, allocated overhead and amortization expense for developed technology acquired in business combinations.

Cost of revenue for services and other revenue consists primarily of personnel-related costs of our services and training departments, including salaries, commissions, benefits, bonuses and stock-based compensation, contractor costs to supplement our staff levels and allocated overhead.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel-related costs for the design and development of our platform and technologies, contractor costs to supplement our staff levels, third-party web services, consulting services, and allocated overhead.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses were approximately $2.6 million, $4.2 million and $6.0 million for the years ended December 31, 2015, 2016 and 2017, respectively, and are included in sales and marketing expense.

Stock-Based Compensation

The Company measures stock-based compensation cost for equity instruments granted to employees based upon the estimated fair value of the award at the date of grant and the estimated number of shares ultimately expected to vest. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model, which requires us to estimate expected term, fair value of common stock, expected volatility, risk-free interest rate, and dividend yield. We use the simplified method in developing an estimate of the expected term of the stock options, which is calculated as the average of the time to vesting and the contractual life of the options. The expected volatility is based upon the average historical volatility of comparable companies over a period approximately equal to the expected term of the awards. The risk-free interest rate is based on the average interest rate for U.S. Treasury instruments whose term is consistent with the expected term of the options.

Compensation cost resulting from this valuation is recognized in the consolidated statement of operations on a straight-line basis over the period during which an employee provides the requisite service in exchange for the award. The Company analyzes the facts and circumstances of each equity instrument to determine if modification accounting is required. This analysis includes a review of factors that influence the probability of vesting. If circumstances arise that have changed the probability that an equity instrument will vest, or other factors have triggered a modification, the revised fair value is calculated, and additional stock-based compensation is recognized over the remaining service period of the modified option.

The Company is required to estimate potential forfeitures of stock grants and adjust recorded compensation cost accordingly. The estimate of forfeitures is based on historical experience and is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock-based compensation expense to be recognized in future periods.

Foreign Currency Translation

The functional currency of our non-U.S. subsidiaries is the U.S. Dollar, therefore all gains and losses on currency transactions are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertainty of income taxes based on a “more-likely-than-not” threshold for the recognition and de-recognition of tax positions, which includes the accounting for interest and penalties relating to tax positions.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders for the period, defined as net loss minus the accretion of dividends on redeemable convertible preferred stock, by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted earnings per share includes the dilutive effect of common stock equivalents and is calculated using the weighted-average number of common stock and the common stock equivalents outstanding during the reporting period. Diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 excluded common stock equivalents because their inclusion would be anti-dilutive or would decrease the reported loss per share. Our incentive stock units have the right to receive non-forfeitable dividends on an equal basis with common stock and therefore are considered participating securities that must be included in the calculation of net loss per share using the two-class method. Under the two-class method, basic and diluted net loss per share is determined by calculating net loss per share for common stock and participating securities based on the cash dividends paid and participation rights in undistributed earnings.

Recently Issued Accounting Standards Not Yet Adopted

Under the Jumpstart Our Business Startups Act (the “JOBS Act”), emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company.

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public companies, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual reporting period beginning after December 15, 2018.

The Company currently plans to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been made at this time. The Company’s final determination will depend on a number of factors such as the significance of the impact of the new standard on the Company’s financial results, system readiness, including that of software procured from third-party providers, and the Company’s ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, and processes. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. While the Company continues to assess all potential impacts under the new standard there may be the potential for significant impacts to the timing of recognition of professional services revenue, and contract acquisition costs, both with respect to the amounts that will be capitalized as well as the period of amortization.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2019. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This standard requires companies to account for the income tax effects of intercompany transfers of assets other than inventory when the transfer occurs. This guidance is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt and therefore plans to adopt for the annual period beginning after December 15, 2018. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718). This standard clarifies which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. An entity is required to account for the effects of a modification unless all of the following conditions are met: (i) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or value using an alternative measurement method) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; (ii) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (iii) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in the first period of the year this guidance is adopted and therefore plans to adopt for the annual period beginning after December 15, 2017. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2017. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-011, Earnings Per Share (Topic 260). This standard addresses the complexity of accounting for certain financial instruments with down round features. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not plan to early adopt, and therefore plans to adopt for the annual period beginning after December 15, 2020. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Prior to this ASU, GAAP lacked guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures and all guidance was included in generally accepted auditing standards (“GAAS”). This guidance is effective for annual periods ending after December 15, 2016. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2016. The adoption of ASU 2014-15 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This standard amended guidance related to consolidation. This guidance focuses on a reporting company’s consolidation evaluation to determine whether certain legal entities should be consolidated. This guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. This standard has been adopted beginning with the reporting period ended December 31, 2017. The adoption of ASU 2015-02 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)— Simplifying the Presentation of Debt Issuance Costs. This standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. This guidance was amended by ASU No. 2015-15, which was issued in August 2015. This amendment provides additional guidance related to the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. These updates are effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted retrospectively beginning with the reporting period ended December 31, 2016. The adoption resulted in the reclassification of $0.5 million from other assets to other long-term liabilities on our consolidated financial statements and related disclosures as of December 31, 2015.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This standard clarifies whether a customer should account for a cloud computing arrangement as an acquisition of a software license or as a service arrangement by providing characteristics that a cloud computing arrangement must have in order to be accounted for as a software license acquisition. This guidance is effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted prospectively beginning with the reporting period ended December 31, 2016. The adoption of ASU 2015-05 did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This standard eliminates the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. This guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date. This standard has been adopted beginning with the reporting period ended December 31, 2016 and will recognize measurement-period adjustments when amounts are determined.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. This guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2015 and resulted in no material reclassifications of deferred taxes.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard changes how companies account for certain aspects of share-based payments to employees, including recognizing the income tax effects of awards, accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation, and recognizing forfeitures. The standard also adds two practical expedients for nonpublic entities related to expected term and intrinsic value. This guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. All of the guidance must be adopted in the same period. These standards have been adopted beginning with the interim reporting period ended March 31, 2017. The adoption of ASU 2016-09 did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments—a consensus of the Emerging Issues Task Force. This standard promotes consistency in the presentation of certain items on the Statement of Cash Flows. In November 2016 the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). This standard clarifies restricted cash and restricted cash equivalents should be presented in the statement of cash flows. These new standards are effective for annual periods beginning after December 15, 2018. Early adoption is permitted. These standards have been adopted beginning with the reporting period ended December 31, 2016.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the goodwill impairment test by eliminating the Step 2 requirement to determine the fair value at the impairment testing date of its assets and liabilities. This guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted for impairment tests performed on testing dates after January 1, 2017. These standards have been adopted beginning with the interim reporting period ended March 31, 2017.

3. Business Combination

Whitebox Security Ltd.

On July 15, 2015, Whitebox Security Ltd. was acquired in exchange for total consideration of approximately $16 million. The acquisition was funded by borrowings under the Company’s revolving loan facility and cash on hand.

Assets acquired, and liabilities assumed

The Company recorded the transaction using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The values outlined below represent the Company’s estimates of fair value as of the acquisition date:

(In thousands)
Cash and cash equivalents	$458
Accounts receivable	423
Prepaid expenses and other assets	34
Deferred revenue contracts	162
Goodwill	10,485
Intangible assets	5,810

Total assets	$17,372

Accounts payable	$(91)
Accrued expenses	(250)
Deferred tax liability	(1,202)
Deferred revenue	(162)

Total liabilities	$(1,705)

Total consideration	$15,667

Total consideration, net of cash acquired	$15,209

The fair values of the assets acquired and liabilities assumed were determined using various valuation techniques. Cash and cash equivalents, prepaid expenses, deposits, accounts payable, accrued expenses, and other liabilities were valued using a historical cost basis as this basis approximates fair value. Accounts receivable and other receivables have been recorded on a historical net basis, which approximates the fair value. Deferred revenue has been recorded based on an estimate of the fair market value of the services to be provided in connection with the associated contracts.

Intangible assets—the following table summarizes the fair value estimates of the identifiable intangible assets and their estimated useful lives:

	Estimated fair value (In thousands)	Weighted average estimated useful life (In years)
Developed technology	$5,000	7
Non-competition agreements and related items	810	4.4

Total acquired intangible assets other than goodwill	$5,810

The intangible assets have been valued using variations of the income approach method which the Company determined were the most appropriate approach for the individual assets and which is considered a Level 3 valuation technique. Each of the intangible assets will be amortized over its estimated useful life.

Goodwill—The Company recognized approximately $10.5 million of goodwill in connection with the acquisition transaction, calculated as the excess of the consideration transferred over the net assets recognized. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisition Costs—The Company incurred acquisition costs totaling approximately $452,000 associated with the acquisition of Whitebox Security Ltd.

4. Property and Equipment, Net

The cost and accumulated depreciation and amortization of property and equipment are as follows:

	As of December 31,
	2016	2017
	(In thousands)
Property and equipment, net
Computer equipment	$2,618	$4,559
Other assets	528	833

Total property and equipment	3,146	5,392
Less: accumulated depreciation	(1,291)	(2,374)

Total property and equipment, net	$1,855	$3,018

Depreciation expense was $0.6 million, $0.9 million and $1.4 million for the years ended December 31, 2015, 2016 and 2017, respectively. There were no impairments of our property and equipment for the years ended December 31, 2015, 2016 and 2017.

5. Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. The carrying amount of goodwill was $219.4 million at December 31, 2016 and December 31, 2017 as there has been no acquisition activity in these periods. All goodwill balances are subject to annual goodwill impairment testing. There were no impairments of goodwill during the years ended December 31, 2015, 2016 and 2017.

6. Intangible Assets

Total cost and amortization of intangible assets comprised of the following:

		As of December 31,
	Weighted Average Useful Life	2016	2017
	(In years)	(In thousands)
Intangible assets, net
Customer lists	15	$42,500	$42,500
Developed technology	9.6	42,000	42,000
Trade names and trademarks	17	24,500	24,500
Order backlog	1.5	1,100	1,100
Non-competition agreements and related items	4.4	810	810

Total intangible assets		110,910	110,910
Less: Accumulated amortization		(20,897)	(29,725)

Total intangible assets, net		$90,013	$81,185

The amortization expense of the intangible assets was $9.1 million, $9.1 million and $8.8 million for the years ended December 31, 2015, 2016 and 2017, respectively. Amortization expense is included in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017, respectively, as follows: General and administrative expenses of $64,000, $71,000 and $0, research and development expenses of $0 million, $0.2 million and $0.1, sales and marketing expenses of $5.0 million, $4.4 million and $4.3 million, license cost of revenue of $3.7 million, $4.0 million and $4.0 million and subscription cost of revenue of $0.4 million, $0.4 million and $0.4 million. Periodically, the Company evaluates intangible assets for possible impairment. There were no impairments for intangible assets during the years ended December 31, 2015, 2016 and 2017.

The total estimated future amortization expense of these intangible assets as of December 31, 2017 is as follows:

(In thousands)
Year ending December 31,
2018	$8,825
2019	8,825
2020	8,825
2021	8,825
2022	8,825
Thereafter	37,060

Total amortization expense	$81,185

7. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating lease agreements. The majority of these agreements include a renewal option, and/or require the Company to pay taxes, insurance, and maintenance costs, which are not included in the table below. Certain of these facility leases contain predetermined fixed escalations of the minimum rentals, and the Company recognizes expense for these leases on a straight-line basis. The difference between the recognized rental expense and amounts payable under the lease is recorded as deferred rent on the consolidated balance sheets.

Future minimum annual lease payments under these non-cancelable operating leases, inclusive of sublease proceeds, as of December 31, 2017 are as follows:

(In thousands)
Year ending December 31,
2018	$2,785
2019	3,004
2020	4,445
2021	4,997
2022	4,921
Thereafter	32,127

Total minimum lease payments	$52,279

Rent expense under all operating leases was approximately $1.5 million, $1.8 million and $2.9 million, for the years ended December 31, 2015, 2016 and 2017, respectively. The Company had a deferred rent balance of approximately $0.2 million and $1.4 million as of December 31, 2016 and 2017, which is included in accrued expenses and other liabilities on the accompanying balance sheets.

Indemnification Arrangements

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities with respect to our products and services and business. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in a particular contract.

The Company includes service level commitments to our cloud customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those levels. To date, the Company has not incurred any material costs as a result of these commitments and we expect the time between any potential claims and issuance of the credits to be short. As a result, we have not accrued any liabilities related to these commitments in our consolidated financial statements.

Litigation Claims and Assessments

The Company is subject to claims and suits that may arise from time to time in the ordinary course of business. In addition, some legal actions, claims and governmental inquiries may be instituted or asserted in the future against us and our subsidiaries. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, based upon current information, we do not believe the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, will have a material adverse impact on our financial statements.

8. Line of Credit and Long-Term Debt

In 2014, the Company entered into a loan and security agreement with a financial institution in the amount of $110 million, consisting of a term loan facility of $100 million and a revolving loan facility of up to $10 million. The loan and security agreement established first security for the financial institution over all assets of the Company. Borrowings under this agreement bore interest based on LIBOR and was 3.7% per annum on the term loan and 3.5% on the revolving loan at December 31, 2015. The maturity date on the term loan was September 2019 and on the revolving loan was January 2016. The outstanding loans were repaid in full in August 2016, as discussed below.

The Company incurred debt issuance costs of $0.7 million in connection with this loan and security agreement. These costs were amortized to interest expense over the term, through the debt extinguishment in 2016.

In August 2016, the Company repaid in full the 2014 loan and security agreement. Concurrently, the Company entered into a senior secured credit facility with a different financial institution in the amount of $120.0 million, consisting of a term loan facility of $115.0 million and a revolving loan facility of up to $5.0 million. The credit facility established first security for the financial institution over all assets of the Company and is subject to certain financial covenants. Borrowings under this agreement bear interest based on the adjusted LIBOR rate, as defined in the agreement with a 1% floor, plus an applicable margin of 8.0%. The maturity date on the term loan is August 16, 2021, with principal payment due in full on maturity date, and interest payments due quarterly. The agreement also requires prepayments in the case of certain events including: asset sales in excess of $1 million, proceeds from an initial public offering (“IPO”), proceeds in excess of $1 million from an insurance settlement, or proceeds from a new debt agreement. Beginning with the year ended December 31, 2017, an additional prepayment may be due related to excess cash flow for the respective measurement periods.

On June 28, 2017, the Company amended and restated its loan agreement to enter into a series of transactions in which the Company incurred $50.0 million of incremental debt which expanded the current facility to $167.5 million consisting of a $160.0 million term loan and a $7.5 million revolving credit facility, undrawn at close (the “New Financing”). Proceeds from the New Financing were used to partially fund $50.4 million in accumulated preferred stock dividends for shares of preferred stock through December 15, 2016. Borrowings under the New Financing agreement will bear interest based on the adjusted LIBOR rate, as defined in the agreement with a 1% floor, plus an applicable margin of 7.0%. The rate prevalent at December 31, 2017 was 8%, consisting of the 1% floor plus 7% margin and December 31, 2016 was 9.0%, consisting of the 1% floor plus 8% margin. The maturity date on the term loan remains August 16, 2021, with principal payment due in full at maturity and interest payments due quarterly. The agreement also requires prepayments in the case of certain events including: asset sales in excess of $1.0 million, proceeds from an IPO, proceeds in excess of $1.0 million from an insurance settlement, or proceeds from a new debt agreement. Beginning with the year ended December 31, 2017, an additional prepayment may be due related to excess cash flow for the respective measurement periods.

On October 5, 2017, in connection with our new corporate headquarters lease, we executed a standby letter of credit in the amount of $6.0 million. As a result, we had $1.5 million available under our revolving credit facility as of December 31, 2017.

The outstanding balance of the term loan at December 31, 2016 and December 31, 2017 was $110 million and $70 million, respectively. There was no outstanding balance of the revolving line of credit at December 31, 2016 and 2017. The Company was in compliance with all applicable covenants as of December 31, 2016 and 2017.

In 2017, the Company amended its existing credit facility in connection with the consummation of its initial public offering. Such amendment required that the Company use a portion of its net proceeds to repay $90.0 million of borrowings outstanding under our term loan facility to reduce the aggregate outstanding principal amount thereof to $70.0 million. This repayment was subject to a prepayment premium of 1.50% approximately $1.4 million, which is recorded as interest expense. As a result of this paydown, the Company incurred a $1.7 million loss on the modification and partial extinguishment of debt which was also recorded as interest expense in the accompanying consolidated statements of operations for the years ending December 31, 2017.

The Company has incurred total debt issuance costs of $4.5 million in connection with these loan and security agreements of which $1.4 million relates to the modified agreement. These costs are being amortized to interest expense over the life of the debt on a straight-line basis, which approximates the interest method. Amortization of debt issuance costs for existing loan and security agreement for the years ended December 31, 2015, 2016 and 2017 was approximately $0.1 million, $0.7 million and $0.7 million, respectively, was recorded in interest expense in the accompanying consolidated statements of operations. As of December 31, 2017, the consolidated balance sheet includes unamortized debt issuance costs of approximately $1.8 million included in long-term debt.

Aggregate maturities of the Company’s debt at December 31, 2017 are as follows:

(In thousands)
2018	$—
2019	116
2020	—
2021	70,000
2022	—

Total debt	$70,116
Less: deferred financing costs	(1,787)

Long-term debt, net	$68,329

Less: current portion	—

Long term debt	$68,329

9. Related Party Transactions

At December 31, 2015, in connection with the final settlement of the SailPoint Technologies, Inc. acquisition, the Company incurred a payable to its controlling entity totaling $459,401. As of December 31, 2016, the payable to its controlling entity of $459,401 had been converted to additional paid in capital.

In 2016, the Company entered into agreements totaling approximately $626,000 with certain non-executive employees related to their personal tax liabilities. These agreements will be forgiven over a three-year period, beginning in 2016, if the employees remain employed by the Company through the applicable dates. The remaining balances of these agreements as of December 31, 2016 and 2017 are included in the accompanying consolidated balance sheet as prepayments and other current assets and other non-current assets for the respective periods of $0 and $0 and $319,000 and $101,000 respectively. As of December 31, 2017, the balances for these agreements were forgiven during the fourth quarter of 2017.

Throughout 2015, 2016 and 2017 the Company engaged in ordinary sales transactions of $59,000 $37,000, $858,000 and purchase transactions of $39,000, $313,000, and $942,000 respectively, with entities affiliated with its controlling entity. At December 31, 2016 and 2017, the accompanying consolidated balance sheets included accounts payable balances of $5,000 and $3,400, as well as accounts receivable balances $0 and $516,000, respectively, associated with these transactions.

In September 2014, the Company entered into an advisory services agreement (the “Consulting Agreement”) with its controlling entity. The Consulting Agreement required quarterly payments from September 8, 2014 through December 31, 2018 for business consulting services provided by the controlling entity. Consulting fees from the Consulting Agreement totaled $750,000, $1.0 million and $1.1 million in the years ended December 31, 2015, 2016 and 2017, respectively, and are included in general and administrative expenses on the accompanying consolidated statements of operations. Upon completion of the initial public offering, the Consulting Agreement ceased, and the Company is no longer required to make future payments.

10. Stockholders’ Equity

In November 2017, the board of directors and stockholders approved the Amended and Restated Certificate of Incorporation to increase the authorized capital stock to 310,000,000 shares, consisting of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with par value of $0.0001 per share.

Common stock

The Company’s Amended and Restated Certificate of Incorporation authorizes issuance of 300,000,000 shares of common stock with a par value of $0.0001 per share. The common stock confers upon its holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), to elect board members and to participate in any distribution of dividends, payments of the Company’s debts, other payments required by law, or other property and amounts payable upon shares of preferred stock, including the distribution of surplus assets upon liquidation equally on a per share basis. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Preferred stock

The company is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have such rights, preferences and limitations, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as determined by the board of directors. As of December 31, 2017, the Company does not have any shares of preferred stock outstanding and currently has no plans to issue shares of preferred stock.

Redeemable Convertible Preferred Stock

Prior to the November 2017 Amended and Restated Certificate of Incorporation, the Company classified the redeemable convertible preferred stock outside of stockholders’ equity (deficit) as required by ASC 480-10-S99 since the shares possessed liquidation features which may have triggered a distribution that was not solely within the Company’s control. Pursuant to the Company’s Amended and Restated Certificate of Incorporation in effect prior to the IPO, a deemed liquidation event would have occurred upon the closing of the transfer of the Company’s securities to a person or a group of affiliated persons, in one or a series of related transactions, if immediately after such transaction, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company. The holders of a majority of the outstanding preferred stock may elect to require that all or any portion of the preferred stock held by them be redeemed in connection with any of the following (each of which is defined as a “Fundamental Change”): (i) a change in control of the Company, (ii) a sale of 50% or more of the assets of the Company and its subsidiaries, and (iii) a merger or consolidation to which the Company is a party, except for a merger where the Company is the surviving corporation, the terms of the preferred stock are not changed and the preferred stock is not exchanged for cash, securities or other properties, and the holders of a majority of the voting power (with respect to election of directors) of the Company’s capital stock immediately prior to the merger shall continue to hold a majority of the voting power following the merger. Upon such election, each other holder of preferred stock may also require that all or any portion of the preferred stock held by them be redeemed in connection with such Fundamental Change.

Upon the closing of the IPO on November 17, 2017, all shares of the Company’s outstanding redeemable convertible preferred stock automatically converted into shares of common stock. As of such date, no redeemable convertible preferred stock was authorized or issued and outstanding.

Redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

As of	Redeemable Convertible Preferred Stock:	Date Issued	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Dividend Rate Per Share
December 31, 2016	Series A	September 2014	$1,000	500,000	223,987	$275,463	9%
December 31, 2017	Series A	September 2014	$1,000	—	—	$—	0%

Dividends

Prior to November 2017, the holders of the Company’s redeemable convertible preferred stock were entitled to dividends when and if declared by the board of directors. Dividends were payable in preference and priority to any payment of any dividend on the Company’s common stock. Dividends on redeemable convertible preferred stock were cumulative and compounded daily at a rate of 9% per annum, equivalent to $90 per share of preferred stock. On June 27, 2017, the board of directors declared, and the Company paid, an aggregate cash dividend of $50.4 million on the issued and outstanding shares of the Company’s preferred stock. The accumulated payment was made to eligible shareholders effective through December 15, 2016 and was primarily funded with the proceeds from the New Financing arrangement as noted in Note 8. Upon completing the initial public offering in November 2017, 223,816 shares of redeemable convertible preferred shares, with cumulative undeclared and unpaid dividends of $22.2 million, were converted to 20,500,400 shares of common stock.

Treasury Stock

During 2014, the Company entered into “Employee Purchase Agreements” with certain of its employees. Pursuant to the Employee Purchase Agreements, shares issued to the employee can be repurchased when the employee leaves the Company, subject to certain pricing parameters. Any shares purchased have been held in the Company’s treasury.

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders’ equity (deficit). As of December 31, 2017, the Company had repurchased 190,434 shares, cumulatively, of its common stock for approximately $0.5 million, at an average cost of $2.56 per share. During the fourth quarter of 2017, all repurchased shares of treasury stock were retired.

11. Stock Option Plans and Stock-Based Compensation

2015 Stock Option Plans

In 2015, the Company adopted (i) the Amended and Restated 2015 Stock Option and Grant Plan and (ii) the 2015 Stock Incentive Plan (together the “2015 Stock Option Plans”) under which it may grant incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), and restricted stock to purchase shares of common stock. The 2015 Stock Option Plans reserve 5,000,000 shares of common stock for issuance as ISOs, 500,000 shares of restricted stock and 250,000 shares for issuance under the 2015 Stock Incentive Plan. Under the 2015 Stock Option Plans ISOs may not be granted at less than fair market value on the date of the grant and generally vest over a four-year period based on continued service. Certain options are subject to vesting based on certain future performance targets. Options generally expire ten years after the grant date.

At December 31, 2017, 425,112 shares were available for issuance under the Amended and Restated 2015 Stock Option and Grant Plan. At December 31, 2017, 123,105 shares were available for issuance under the 2015 Stock Incentive Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

2017 Long Term Incentive Plan

In November 2017, the Company’s board of directors adopted the 2017 Long Term Incentive Plan (the “2017 Plan”). As of December 31, 2017, the Company had reserved 8,856,876 shares of common stock available for issuance under the 2017 Plan to employees, directors, officers and consultants of the Company and its subsidiaries. The number of shares of common stock available for issuance under the 2017 Plan will be increased on each January 1 hereafter by 4,428,438 shares of common stock. Options granted under the 2017 Plan generally vest over four years. Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares, and shares withheld or surrendered to pay the exercise price of, or to satisfy the withholding obligations with respect to an award, will become available for future grants under the 2017 Plan. At December 31, 2017, 6,890,082 shares were available for issuance under the 2017 Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

In November 2017, the Company’s board of directors adopted the Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective on in November of 2017, after the date our registration statement was declared effective by the SEC. As of December 31, 2017, the participation in the ESPP has is not effective and no shares were purchased.

The fair value for the Company’s stock options granted during the year ended December 31, 2015 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

	Time Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	48.4%	48.4%
Risk-free interest rate	1.55% - 1.95%	1.68% - 1.93%
Expected term (in years)	6.25	5.5 - 6.25

The fair value for the Company’s stock options granted during the year ended December 31, 2016 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

	Time Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	49%	49%
Risk-free interest rate	1.31% - 2.24%	1.27% - 2.16%
Expected term (in years)	5.5 - 6.25	5.75 - 6.4

The fair value for the Company’s stock options granted during the year ended December 31, 2017 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

	Time Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	40.9% - 49%	40.9% - 49%
Risk-free interest rate	1.96% - 2.18%	1.96% - 2.18%
Expected term (in years)	6.25 - 6.25	5.5 - 6.29

The risk-free interest rate is based on the U.S. treasury yield curve for the term consistent with the life of the stock options as of the date of grant. The Company has elected to apply the “shortcut approach” in developing the estimate of expected term for “plain vanilla” stock options by using the mid-point between the vesting date and contractual termination date. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

The Company has determined the volatility for stock options granted based on an analysis of reported data for a comparable peer group of companies that issued stock options with substantially similar terms. The Company did not utilize its own historic volatility because, prior to November 2017, there was no public market for the Company’s common stock, and current time in the public market was not sufficiently long. The expected volatility of stock options granted has been determined using an average of the historical volatility measures of this peer group of companies consistent with the life of the options.

The Company expects all outstanding stock options at December 31, 2017 to fully vest. The weighted average grant date fair value per share for the year ended December 31, 2015, 2016 and 2017 was $1.15, $0.83 and $4.32, respectively. Compensation expense relating to stock options was approximately $160,000, $508,000 and $1.0 million for the years ended December 31, 2015, 2016 and 2017, respectively. The total fair value of shares vested during the years ended December 31, 2015, 2016 and 2017 was approximately $50,000, $571,000 and $323,000, respectively.

The following table summarizes activity for service vesting stock options during the years ended December 31, 2015, 2016 and 2017:

	Number of Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2014	—	$—
Granted	1,349,782	$2.38
Forfeited	(23,333)	$2.42

Balances at December 31, 2015	1,326,449	$2.38	9.7

Options vested and expected to vest at December 31, 2015	1,326,449	$2.38	9.7

Options vested and exercisable at December 31, 2015	10,781	$2.42	9.7

Balances at December 31, 2015	1,326,449	$2.38	9.7
Granted	419,839	$1.69
Exercised	(6,568)	$1.77		$2,950
Forfeited	(117,602)	$2.31

Balances at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599

Options vested and expected to vest at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599

Options vested and exercisable at December 31, 2016	416,265	$2.36	8.7	$340,334

Balances at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599

Granted	1,592,370	$9.54
Conversion of performance to service based	591,892	$2.53
Exercised	(152,330)	$2.22		$1,871,041
Forfeited	(153,975)	$2.21

Balances at December 31, 2017	3,500,075	$5.43	8.8	$31,784,488

Options vested and expected to vest at December 31, 2017	3,500,075	$5.43	8.8	$31,784,488
Options vested and exercisable at December 31, 2017	926,614	$2.28	7.9	$11,324,729

The following table summarizes the status of the Company’s non-vested service vesting stock options for the years ended December 31, 2015, 2016 and 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	—	$—

Granted	1,349,782	$1.16
Vested	(10,781)	$1.17
Forfeited	(23,333)	$1.17

Non-vested at December 31, 2015	1,315,668	$1.15

Granted	401,094	$0.81
Vested	(382,364)	$1.16
Forfeited	(117,602)	$1.12

Non-vested at December 31, 2016	1,216,796	$1.05

Granted	1,592,370	$4.13
Conversion of vested performance to time based	322,988	$11.95
Vested	(437,829)	$1.04
Forfeited	(111,076)	$1.07

Non-vested at December 31, 2017	2,583,249	$4.32

The total unrecognized compensation expense related to non-vested service vesting stock options granted is $10.7 million and is expected to be recognized over a weighted average period of 3.14 years as of December 31, 2017.

The following table summarizes activity of performance vesting stock options for the years ended December 31, 2015, 2016 and 2017:

	Number of Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2014	—	$—
Granted	322,846	$2.32

Balances at December 31, 2015	322,846	$2.32	9.7

Options vested and expected to vest at December 31, 2015	322,846	$2.32	9.7

Options vested and exercisable at December 31, 2015	33,613	$2.33	9.5

Balances at December 31, 2015	322,846	$2.32	9.7

Granted	101,427	$1.77
Exercised	(4,000)	$1.36		$1,942
Forfeited	(7,500)	$2.42

Balances at December 31, 2016	412,773	$2.19	8.9	$401,616

Options vested and expected to vest at December 31, 2016	412,773	$2.19	8.9	$401,616
Options vested and exercisable at December 31, 2016	142,391	$2.22	8.8	$134,871

Balances at December 31, 2016	412,773	$2.19	8.9	$401,616

Granted	187,469	$3.27
Exercised	(8,350)	$2.38		$101,178
Conversion of shares	(591,892)	$2.53	8.5

Options vested and expected to vest at December 31, 2017	—	$—	—	$—

Options vested and exercisable at December 31, 2017	—	$—	—	$—

The performance vesting stock options are subject to performance requirements, determined prior to the grant date, based on the Company meeting certain annual earnings before interest, taxes, depreciation and amortization, (“EBITDA”) targets as set by the Board of Directors for the applicable years. During the years ended December 31, 2015, 2016 and 2017, the Board of Directors waived the EBITDA criteria associated with the annual tranche of performance vesting stock options resulting in a modification. These modifications impacted 16, 26 and 34 employees and resulted in incremental stock-based compensation expense of $37,000, $98,000 and $45,000 for the years ended December 31, 2015, 2016 and 2017, respectively.

During the fourth quarter of 2017, all performance vesting options were modified to become time vesting stock options, affecting approximately 40 employees. No other terms of the options were modified. This modification resulted in recognition of incremental stock compensation expense of $74,000 in 2017 and incremental future stock-based compensation expense of $3.6 million to be recognized over the remaining vesting period of these options.

A summary of the status of the Company’s non-vested performance vesting stock options as of December 31, 2017, and changes during the year ended December 31, 2015, 2016 and 2017 are presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	—
Granted	322,846	$1.12
Vested	(33,613)	$1.12

Non-vested at December 31, 2015	289,233	$1.11

Granted	101,427	$0.84
Vested	(106,903)	$0.99
Forfeited	(6,563)	$1.18
Non-vested at December 31, 2016	277,194	$1.01

Granted	187,469	$1.55

Vested	(141,675)	$1.54
Conversion of vested performance to service based	(322,988)	$11.95

Non-vested at December 31, 2017	—	$—

Incentive Unit Plan

In 2014 and 2015, the Company granted shares of the Company’s common stock (the “incentive units”) to certain members of management pursuant to restricted stock agreements (the “RSAs”).

Incentive units were issued subsequent to the SailPoint Technologies, Inc. acquisition discussed in Note 3 in the notes to the consolidated financial statements. The incentive units were granted with an exercise price equal to the fair market value on the date of grant, are subject to vesting, and if exercised in advance of vesting were subject to the Company’s right to repurchase. Upon vesting, the incentive units automatically convert to common stock. 50% of incentive units granted to executives vest based on performance meeting or exceeding EBITDA targets, as defined in the RSAs. Incentive units granted to non-executives and the remaining 50% of incentive units granted to executives vest 25% on the first anniversary date of the grant, and ratably over the remaining three years. The graded-vesting attribution method is used by the Company to determine the monthly stock-based compensation expense over the applicable vesting periods.

The liability for the cash paid to the Company prior to conversion of the incentive units to shares of common stock, was approximately $194,000 and $116,000 at December 31, 2016 and 2017, respectively, and is included in long term debt. During the year ended December 31, 2017, the Board of Directors waived the EBITDA criteria associated with the annual tranche of performance vesting stock options resulting in a modification. This modification impacted 32 employees and resulted in incremental stock-based compensation expense of $2.4 million. During the fourth quarter of 2017, all incentive units originally granted with performance vesting criteria were modified to vest over time, impacting approximately 32 employees and resulting in incremental stock-based compensation expense of $0.6 million. Additionally, during the fourth quarter of 2017, the Board of Directors approved accelerated vesting of restricted stock for an exiting board member that resulted in an incremental stock-based compensation expense of approximately $154,000.

A summary of the Company’s non-vested incentive unit activity as of December 31, 2017, changes during the year ended December 31, 2015, 2016 and 2017 are presented below:

	Number of Shares (In thousands)	Weighted- average exercise price (per share)
Non-vested at December 31, 2014	7,080	$0.0517

Granted	170	$0.0517
Vested	(1,193)	$0.0517
Forfeited	(531)	$0.0517

Non-vested at December 31, 2015	5,526	$0.0517

Granted	(1,677)	$0.0517
Vested	7	$0.0517
Forfeited	(20)	$0.0517
Other(1)	291	$0.0517

Non-vested at December 31, 2016	4,127	$0.0517

Vested	(1,846)	$0.0517
Repurchased	—	$—
Forfeited	(39)	$0.0517

Non-vested at December 31, 2017	2,242	$0.0517

(1)	The non-vested total from December 31, 2016 has been adjusted to include incentive units previously issued.

The total unrecognized compensation related to non-vested incentive units granted is approximately $9.0 million and is expected to be recognized over a weighted-average period of 1.0 years as of December 31, 2017. The total intrinsic value of units unvested as of December 31, 2015, 2016 and 2017 was $5.7 million, $8.5 million and $32.5 million, respectively. Compensation expense relating to incentive units, including both service and performance vesting, was approximately $86,000, $60,000 and $3.2 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Stock-based compensation expense, which includes stock options, restricted stock units and incentive units, recognized was as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Cost of revenue—subscription	$12	$34	$133
Cost of revenue—services and other	20	63	458
Research and development	62	118	658
General and administrative	28	96	2,062
Sales and marketing	124	257	1,203

Total stock-based compensation	$246	$568	$4,514

Restricted Stock Units

During the year ended December 31, 2017, we awarded RSUs to certain employees, with a weighted-average grant date fair value of $12.18 per share. RSUs are generally subject to forfeiture if employment terminates prior to the vesting date. We expense the cost of the RSUs, which is determined to be the fair market value of the shares of common stock underlying the RSUs on the date of grant, ratably over the period during which the vesting restrictions lapse.

The following provides a summary of the restricted stock unit activity for the Company for the year ended December 31, 2017:

	Number of Shares	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (In thousands)
Balances at December 31, 2016	—

Granted	897,284
Vested	—
Forfeited	—

Balances at December 31, 2017	897,284	9.9	$186

Units vested and expected to vest at December 31, 2017	897,284	9.9	$186

The total unrecognized compensation related to restricted stock units is $10.6 million for December 31, 2017 and is expected to be recognized over a weighted average period of 3.88 years.

A summary of the Company’s non-vested incentive unit activity as of December 31, 2017 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2016	—	$—
Granted	897,284	12.18
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2017	897,284	$12.18

12. Accrued Expenses and Other Liabilities

Accrued expenses consisted of the following:

	As of December 31,
	2016	2017
	(In thousands)
Commissions	$4,943	$8,559
Bonus	2,895	5,063
Payroll and related benefits	988	2,640
Interest	794	34
Partner and customer programs	615	1,234
Sales and other taxes	615	1,373
Employee travel expenses	213	369
Consulting and professional services	188	339
Other	1,854	3,025

Total	$13,105	$22,636

13. Prepayments and Other Assets

Prepayments and other assets include the balance of prepaid expenses, prepaid rent, prepaid issuance costs, and other assets. The current portion of these assets is included in prepayments and other current assets and the non-current portion is included in other non-current assets, both of which are contained within the accompanying consolidated balance sheets.

The current portion of prepayments and other current assets consisted of the following:

	As of December 31,
	2016	2017
	(In thousands)
Prepaid expenses	$2,783	$4,376
Prepaid insurance	447	660
Prepaid commissions	3,753	2,931
Other	711	2,046

Total	$7,694	$10,013

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017
	(In thousands)
Prepaid expenses	$546	$3,210
Deposits	115	222
Note receivable	319	—
Other	—	110

Total	$980	$3,542

14. Income Taxes

Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to lowering the U.S. corporate income tax rates, implementing a modified territorial tax system and imposing a one-time transition tax on deemed repatriated earnings of foreign subsidiaries.

The Company has evaluated the impact of the TCJA for its year end income tax provision, the results of which are discussed below.

Rate Reduction

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. As a result, the Company has revalued its ending net deferred tax assets and liabilities at December 31, 2017 and recognized a $1.8 million tax benefit that was offset by a change in valuation allowance.

Deemed Repatriation Transition Tax

The TCJA provides for a one-time transition tax on the deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits (“E&P”). Substantially all of the Company’s foreign subsidiaries’ earnings and profits have previously been included in the Company’s U.S. income tax returns via Section 956. As a result, we recognized tax expense of $0 related to the transition tax.

GILTI Tax

While the TCJA transitions from a worldwide to a modified territorial tax system, global intangible low-taxed income (“GILTI”) provisions will be applied for tax years beginning after December 31, 2017 imposing an incremental tax on low-taxed foreign income. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return.

Under GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or to factor such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). The Company’s selection of an accounting policy with respect to the new GILTI provisions will depend, in part, on analyzing its global income to determine whether it expects to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions in taxable income related to GILTI depends on not only the Company’s current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of this provision of the TCJA.

Therefore, the Company has not made any adjustments related to potential GILTI tax in its financial statements and has not made a policy decision regarding whether it will use the period cost or deferred method.

Income Taxes

The provision for income taxes for 2015, 2016 and 2017 is related to the profits generated in certain foreign jurisdictions by our consolidated subsidiaries.

The following table presents consolidated loss before provision for income taxes as follows:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Domestic	$(14,727)	$(2,435)	$(2,780)
Foreign	1,306	(2,723)	(2,519)

Total loss before income taxes	$(13,421)	$(5,158)	$(5,299)

The provision for income taxes consisted of:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
Current
Federal	$—	$—	$293
State	8	21	189
Foreign	704	531	1,997

Total current	712	552	2,479
Deferred
Federal	(3,222)	(1,315)	(293)
State	(99)	(118)	202
Foreign	(5)	(1,104)	(95)

Total deferred	(3,326)	(2,537)	(186)

(Benefit) provision	$(2,614)	$(1,985)	$2,293

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows:

	As of December 31,
	2016	2017
	(In thousands)
Deferred tax assets:
Research and development and other credits	$5,235	$6,187
Net operating loss carryforward	26,867	14,795
Charitable contributions	11	—
Deferred revenue	1,115	1,355
Stock compensation	17	125
Accrued expense	1,346	1,323
Depreciable and amortizable assets	368	29
Other	—	228

Total deferred tax assets	34,959	24,042
Deferred tax liabilities:
Prepaid expenses	(1,389)	(1,249)
Intangibles	(32,751)	(17,232)

Total deferred tax assets, net	819	5,561
Less valuation allowance for deferred tax assets	(486)	(5,297)

Net deferred tax assets	$333	$264

As of December 31, 2015, 2016 and 2017, the Company had federal net operating loss carryforwards of approximately $78.5 million and $72.4 million, and $57.8 million, respectively, and research and development credits of approximately $2.7 million, $3.4 million, and $4.2 million, respectively, which will begin to expire beginning in 2024 if not utilized prior to that time. Utilization of the net operating loss and research credit carryforwards is subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986.

As of December 31, 2016, the Company’s reversing taxable temporary differences exceeded the Company’s deferred tax assets in certain foreign jurisdictions. Thus, management determined that it was more likely than not that the benefit associated with its deferred tax assets would be realized in that foreign jurisdiction. As of December 31, 2017, the Company’s deferred tax assets exceeded the Company’s reversing taxable temporary differences in that foreign jurisdiction. Given the Company’s lack of earnings history in that foreign jurisdiction, management determined it was not more likely than not that the benefit of the Company’s deferred tax assets that exceeded its reversing taxable temporary differences would be realized. Thus, no valuation allowance was recorded for December 31, 2016 and a valuation allowance totaling $1.7 million was recorded as of December 31, 2017.

Given the Company’s lack of earnings history in the U.S., management determined it was not more likely than not that the benefit of the Company’s deferred tax assets that exceeded its reversing taxable temporary differences would be realized in the U.S., except for a portion of certain state tax credits that management determined were more likely than not to be realized. Thus, a valuation allowance totaling $0.5 million and $3.6 million was recorded as of December 31, 2016 and 2017, respectively, against the Company’s U.S. deferred tax assets that exceeded its reversing taxable temporary differences and the portion of state credits that are projected to expire unutilized.

The Company’s provision for income taxes differs from the expected tax benefit (expense) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes primarily due to permanent items, the research and development credit, foreign taxes and the application of a valuation allowance for the years ended December 31, 2015, 2016 and 2017.

The following table reconciles the Company’s effective tax rate to the federal statutory tax rate:

	Year Ended December 31,
	2015	2016	2017
U.S. federal taxes at statutory rate	34.0%	34.0%	34.0%
Foreign tax rate differentials	(0.7)	(11.8)	(9.1)
Research and development credit	1.8	18.2	17.8
Foreign tax credit	3.9	4.7	18.3
Stock options	(1.1)	(3.8)	(23.6)
Permanent differences and other	(5.3)	(7.8)	(14.4)
State taxes, net of federal benefit	2.8	(0.1)	(4.0)
Change in state rate	(11.6)	7.3	(1.9)
Change in other valuation allowance due to operations	0.4	(1.9)	(58.4)
Other	4.7	(0.3)	(2.0)

Total income tax benefit (expense)	19.5%	38.5%	(43.3)%

The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows (in thousands):

Balance at December 31, 2014	$320

Additions based on tax positions related to prior year	366

Balance at December 31, 2015	$686

Additions based on tax positions related to prior year	197

Balance at December 31, 2016	883

Additions based on tax positions related to prior year	507
Additions based on tax positions related to current year	473

Balance at December 31, 2017	$1,863

Beginning December 31, 2014, due to the existence of the valuation allowance, future changes in unrecognized tax benefits did not impact the Company’s effective tax rate. Included in the balance of unrecognized tax benefits as of December 31, 2015, 2016 and 2017 is $0.7 million, $0.9 million and $1.9 million, respectively, of tax benefits that, if recognized, would affect the Company’s effective tax rate.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the years ended December 31, 2015, 2016 and 2017 the Company did not record any material interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction, in several state jurisdictions, and in several foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before 2013 and is no longer subject to state, local and foreign income tax examinations by tax authorities for years before 2012. The Company is not currently under audit in any jurisdiction.

15. Net loss per share attributable to common shareholders

The following table sets forth the calculation of basic and diluted net loss per share during the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(In thousands, except share data)
Numerator:
Net loss	$(10,807)	$(3,173)	$(7,592)

Deemed dividends to preferred stockholders	(21,597)	(23,618)	(21,129)

Net loss attributable to common shareholders	$(32,404)	$(26,791)	$(28,721)

Denominator:
Weighted average shares outstanding used in computing net loss per share
Basic	43,929,159	45,933,218	52,339,804
Diluted	43,929,159	45,933,218	52,339,804
Net loss attributable to common shareholders

Basic	$(0.74)	$(0.58)	$(0.55)

Diluted	$(0.74)	$(0.58)	$(0.55)

The following weighted average outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive, and the convertible preferred stock is not included in these calculations as it is contingently convertible based upon a future event (see Note 10):

	Year Ended December 31,
	2015	2016	2017
Convertible preferred stock on an as-if converted basis
Stock options to purchase common stock	495,315	1,799,632	2,402,225
RSUs issued and outstanding	—	—	105,404
Non-vested incentive units	7,307,787	4,931,760	2,915,228

Total	7,803,102	6,731,392	5,422,857

16. Geographic information and major customers

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from licensing of software, sale of professional services, maintenance and technical support. The following are a summary of consolidated revenues within geographic areas:

	Year Ended December 31,
	2015	2016	2017
	(In thousands)
United States	$63,440	$92,116	$134,676
EMEA(1)	20,770	25,668	33,097
Rest of the World(1)	11,146	14,628	18,283

Total revenue	$95,356	$132,412	$186,056

(1)	No single country represented more than 10% of consolidated revenue

17. Employee Benefit Plans

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a percentage of their annual compensation as defined in the 401(k) Plan. To date, the Company has made no contributions to the 401(k) Plan.

18. Subsequent Events

None.